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REGISTRANT'S NAME QBE Insurance Group

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APR 2 1 2008
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FILE NO. 82- 35066 FISCAL YEAR 12-31-07

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QBE

QBE INSURANCE GROUP

Annual report December 2007

12-31-07
AR/S



CONTENTS

2007 in review	1
Chairman's report	2
10 year history	5
Chief executive officer's report	6
Group financial targets and performance goals	14
Risk, regulatory developments and climate change management	16
QBE people	19
Group operations executive	22
Operations overview	24
Australian operations	26
Asia-Pacific operations	28
European operations	30
the Americas	33
Equator Re	36
Investments	38
Board of directors	40
Corporate governance statement	42
Directors' report	47
Annual financial report	67
Directors' declaration	142
Independent audit report	143
Shareholder information	144
Financial calendar and ASX announcements	148

QBE Insurance Group Limited is an Australian-based public company listed on the Australian Securities Exchange. QBE is recognised as Australia's largest international insurance and reinsurance company with operations in 45 countries around the world, and is one of the top 25 global general insurers and reinsurers as measured by net written premium.

QBE's underlying business strategy is to maintain operations in the key global insurance markets and, where possible, to be a lead underwriter for selected lines of business, setting rates and conditions in the markets in which we operate.

Our strategy of diversification by product and geographical exposure is fundamental to managing our insurance and reinsurance risks and has been a vital ingredient in the Group's success. We have developed and embedded a unique QBE culture throughout the organisation based on key essential behaviours and applying effective risk management practices and controls.

We aim to grow the business through our existing extensive networks and acquisitions of insurance businesses, portfolios and teams of underwriters. QBE Group has grown substantially over the past 10 years, with compound average annual growth in gross written premium of approximately 20%.

The 2007 annual report celebrates over 100 acquisitions completed by QBE in the past 25 years with representations throughout the report of some of the more significant acquisitions.

This year's annual report depicts images featuring the many and varied cultural activities and events from the diverse locations in which the Group operates.

OUR VISION

To be internationally recognised as:

- a highly successful general insurance and reinsurance group
- a builder of shareholders' wealth
- a developer of "can do" people
- an organisation that excels in the continuous delivery of new and proven quality products and services

OUR VALUES

- increasing the long term wealth of shareholders
- customer satisfaction and retention
- employee motivation
- integrity

in review

PROFIT AND DIVIDEND PAYOUT		2007	2006	% CHANGE
Net profit after income tax	$M	**1,925**	1,483	30
Profit before income tax	$M	**2,549**	2,012	27
Basic earnings per share[1]	cents	**224.1**	184.8	21
Diluted earnings per share[2]	cents	**217.3**	173.5	25
Dividend per share	cents	**122.0**	95.0	28
Shareholders' funds	$M	**8,479**	6,283	35
Return on average shareholders' funds	%	**26.1**	26.1	

GROUP OPERATING PERFORMANCE		2007	2006	% CHANGE
Gross written premium	$M	**12,406**	10,372	20
Gross earned premium	$M	**12,361**	10,069	23
Net earned premium	$M	**10,210**	8,158	25
Combined operating ratio	%	**85.9**	85.3	
Insurance profit	$M	**2,262**	1,788	27
Insurance profit to net earned premium	%	**22.2**	21.9	
Cash flow from operations	$M	**2,374**	2,039	16

CONTRIBUTIONS BY REGION			2007	2006	% CHANGE
Australian operations	Gross earned premium	$M	**2,518**	2,428	4
	Combined operating ratio	%	**82.9**	82.9	
Asia-Pacific operations	Gross earned premium	$M	**570**	570	-
	Combined operating ratio	%	**82.7**	82.7	
QBE Insurance Europe	Gross earned premium	$M	**2,537**	2,720	(7)
	Combined operating ratio	%	**92.1**	88.9	
Lloyd's division	Gross earned premium	$M	**2,621**	2,475	6
	Combined operating ratio	%	**75.7**	82.1	
the Americas	Gross earned premium	$M	**3,976**	1,876	112
	Combined operating ratio	%	**93.6**	89.7	
Equator Re[3]	Gross earned premium	$M	**1,631**	678	141
	Combined operating ratio	%	**80.5**	81.4	
Investment income	Gross	$M	**1,398**	985	42
	Net of finance costs and investment expenses	$M	**1,132**	822	38

ALL AMOUNTS IN THIS REPORT ARE DENOMINATED IN AUSTRALIAN DOLLARS UNLESS OTHERWISE SPECIFIED

(1) Reflects shares notified to the Australian Securities Exchange. Refer to note 25(A) to the financial statements.

(2) Assumes that all hybrid securities are fully dilutive.

(3) Equator Re is the Group's captive reinsurance company based in Bermuda.



Chairman's report

The 2007 financial year has produced another outstanding result for shareholders with net profit after tax up 30% to a record $1,925 million. The result reflects a superb underwriting and insurance profit, higher investment yields and growth in premium income supported by the successful completion of two large US acquisitions.

In recognition of the increase in profit and as a sign of our confidence in future earnings, the directors have declared a final dividend of 65 cents per share, up 18% on the final dividend of 55 cents per share for 2006. The substantial growth in our overseas profits has meant that the franking of the final dividend will be reduced to 50%. The Dividend Election Plan will continue. The Dividend Reinvestment Plan was suspended in September 2007 due to the Group's strong level of capital adequacy. The total dividend payout for 2007 is $1,069 million or 56% of net profit after tax, up 38% from the $774 million payout in 2006.

QBE shares outperformed the Australian all ordinaries accumulation index and inflation with a growth rate of 20% in 2007 and a compound average growth rate of 37% over the last five years and 22% over the last 10 years.

The strong profit performance has delivered an exceptional return on average shareholders' funds of 26.1%, matching the same return in 2006. Diluted earnings per share increased 25% to 217.3 cents per share.

Shareholders' funds increased by 35% to $8,479 million due to retained profits, the dividend reinvestment plans and conversion of hybrid securities together with a share placement and dividend underwriting to assist the funding of the US acquisitions. The number of issued shares notified to the Australian Securities Exchange increased by 67 million in the year to 886 million.

In a year of considerable volatility in financial markets and a higher than normal frequency of small to medium catastrophe claims, management's focus on risk management and our cautious approach to managing the balance sheet have enabled us to further increase shareholder wealth.

SHAREHOLDERS' HIGHLIGHTS

FOR THE YEAR ENDED 31 DECEMBER		2007	2006
Net profit after income tax	$M	**1,925**	1,483
Basic earnings per share[1]	cents	**224.1**	184.8
Diluted earnings per share[2]	cents	**217.3**	173.5
Dividend payout	$M	**1,069**	774
Dividend per share[1]	cents	**122.0**	95.0
Net tangible assets per share[1]	$	**6.83**	5.95
Cash flow from operations	$M	**2,374**	2,039
Total investments and cash[3,4]	$M	**24,606**	19,972
Total assets	$M	**39,613**	31,757
Return on average shareholders' funds[5]	%	**26.1**	26.1
Shareholders' funds	$M	**8,479**	6,283
Borrowings to shareholders' funds[6]	%	**40.8**	37.6
Capital adequacy multiple		**2.4**	2.4

(1) Reflects shares notified to the Australian Securities Exchange. Refer to note 25(A) to the financial statements.
(2) Assumes that all hybrid securities are fully dilutive.
(3) Excludes ABC financial assets pledged for funds at Lloyd's.
(4) Includes investments, cash and cash equivalents and investment properties.
(5) Includes the equity portion of hybrid securities issued in 2002, 2004 and 2007.
(6) Excludes ABC securities for funds at Lloyd's.

DIVIDEND PER SHARE

122.0 cents

Up **28%** from last year

DILUTED EARNINGS PER SHARE

217.3 cents

Up **25%** from last year

DIVIDEND PAYOUT $M


2007
2006
2005
1,069
774
556
392
281

Up **38%** from last year

During 2007, we completed two large acquisitions in the US together with a number of smaller acquisitions in Latin America, Europe and Australia. Funds to assist completing the acquisitions were provided from reinvestment of the 2006 final dividend raising $452 million, the issue of US$550 million of long term perpetual securities that receive capital credit from regulators and rating agencies and £258 million of hybrid convertible securities. These securities also assisted in further strengthening our financial flexibility at an individual entity and Group level.

The balance sheet remains conservative and, based on the estimated capital requirement for Australian regulated insurance companies, the Group capital adequacy multiple at 31 December 2007 was 2.4 times the minimum requirement. We have made a number of assumptions in applying the Australian Prudential Regulation Authority's ("APRA") risk based capital approach for Australian insurers, noting that APRA has not yet finalised prudential standards for calculating consolidated capital adequacy requirements for non-operating holding companies.

QBE's financial strength is also assessed by various rating agencies. During the year, Standard and Poor's confirmed their A+ financial strength rating for our main operating entities and equivalent ratings have been confirmed by AM Best, Fitch and Moody's. The directors continue to ensure that the financial strength of all QBE's operating entities is maintained at levels adequate to meet the requirements of our policyholders, business counterparties, regulatory authorities and rating agencies.

QBE operates in 45 countries and is subject to many forms of regulation at local and Group level. In recent years there has been a noticeable increase in the supervision and reporting requirements by regulatory authorities with a consequence that management is spending an increasing amount of time providing information and managing relationships with the various regulatory bodies. The cost of regulation is increasing worldwide. The global insurance industry is faced with a number of challenges with the introduction of international accounting standards for insurance contracts, the adoption of European Solvency II initiatives, proposed reforms by the US National Association of Insurance Commissioners, and in Australia our home regulator, APRA, has proposed conglomerates legislation. In principle, we support many of the changes that are proposed; however, it does add more costs to the already substantial expense load. Noticeable increases in the minimum capital adequacy requirements often follow as a consequence of these changes.

QBE is well placed to comply with the new regulatory frameworks with more than adequate levels of capital at entity and Group level to meet our current and immediate requirements.

With around 80% of our shareholders' funds invested in various subsidiaries around the world, where possible, our investment in foreign currencies is hedged back to Australian dollars. In 2007, we experienced considerable volatility in the foreign exchange markets, notably a substantial strengthening of the Australian dollar against major currencies and volatility in the value of the US dollar and sterling throughout the year. Our policy of managing foreign exchange is to match and neutralise exposures at entity and Group level to ensure shareholders' funds in Australian dollars are protected where practicable. The considerable volatility in foreign exchange rates is reflected in the decrease of $128 million in the Group's foreign currency translation reserve to a cumulative debit balance of $187 million at year end.

The nature of our business requires a strong focus on risk management. QBE has demonstrated over many years that it has an effective risk management structure with a clear focus on the key profit drivers. The annual report includes a number of statements on the risk management framework and associated corporate governance structures. Details are set out on pages 16 to 18 in the risk management report and on pages 44 and 45 in the Group's corporate governance statement.

The success of QBE's business is highly dependent on the quality of our staff. The board strongly supports staff development, succession planning and the provision of adequate incentives to reward and retain our quality people. As in past years, the annual report includes extensive detail on the Group's remuneration practices including at risk pay through incentives and deferred compensation entitlements for senior management. Details of the incentive arrangements and key management remuneration are set out in notes 27 and 28 to the financial statements and in the remuneration report which forms part of the directors' report.

The majority of our incentive schemes commence on achievement of a minimum return on shareholders' funds of 14% for Group employees and 15% for divisional employees using the seven year spread basis of accounting. This basis allocates realised and unrealised gains on equities and investment properties evenly over a period of seven years.

The net profit after tax for 2007 using the seven year spread basis of accounting was $1,894 million compared with $1,435 million last year. Return on opening shareholders' funds, adjusted for dividends and share capital issued during the year, was 28.4% compared with 29.3% last year.

QBE has in place efficient and effective business planning processes clearly focused on minimising risk relating to our insurance and investment operations to protect the interests of all our stakeholders. However, our prospects for the future have and will continue to be influenced by changes in global, economic and environmental conditions. With continuing changing market conditions, your directors and management will maintain a careful watch on markets and matters affecting our industry and will adjust our strategies and plans as appropriate.

The directors continue to support our Group's proven and successful strategy and plans for growth through acquisition and product and geographic diversification. This strategy has been very successful over a number of years and has consistently added to the wealth of QBE's shareholders. The Group's targets for 2008 are set out on pages 14 and 15. Please note that these are subject to no material movement in budgeted foreign exchange rates; large individual risk and catastrophe claims not exceeding the substantial allowance in our business plans; and no major fall in equity markets or interest rates.

On behalf of my directors, I acknowledge the significant achievements and hard work of all staff around the world. In particular, I congratulate the CEO, Frank O'Halloran, and his management team for their contribution in producing another outstanding financial and technical result. We recognise the dedication of our staff and their commitment to customer service, particularly upholding the values associated with the QBE culture that have been such an important part of the company's history, growth and success.

I acknowledge the support, dedication and commitment of my fellow directors to the continuous supervision of the Group and their contribution to building QBE into the successful global insurance and reinsurance enterprise it is today.

John Cloney
Chairman

10 year history

FOR THE YEAR ENDED 31 DECEMBER[1]		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Gross written premium	$M	**12,406**	10,372	9,408	8,766	8,350	7,723	6,793	4,406	2,877	2,409
Gross earned premium	$M	**12,361**	10,069	9,171	8,571	7,816	7,197	6,298	4,399	2,692	2,266
Net earned premium	$M	**10,210**	8,158	7,386	6,781	6,036	5,642	4,634	3,456	2,204	1,914
Claims ratio	%	**54.3**	55.8	59.9	61.3	63.3	67.6	76.6	71.2	70.1	63.1
Commission ratio	%	**18.5**	17.0	16.9	17.5	18.2	17.7	20.2	18.3	19.9	13.3
Expense ratio	%	**13.1**	12.5	12.3	12.4	12.3	12.4	12.8	13.0	13.9	13.9
Combined operating ratio	%	**85.9**	85.3	89.1	91.2	93.8	97.7	109.6	102.5	103.9	100.3

The 2007 result reflects a superb underwriting and insurance profit, higher investment yields and growth in premium income.

Investment income[2]											
before investment gains/losses	$M	**776**	609	502	431	303	340	336	250	189	161
after investment gains/losses	$M	**1,132**	822	718	519	413	189	349	310	243	164
Insurance profit (loss)	$M	**2,262**	1,788	1,288	928	627	406	(119)	186	56	147
Insurance profit (loss)/net earned premium	%	**22.2**	21.9	17.4	13.7	10.4	7.2	(2.6)	5.4	2.5	7.7
Operating profit (loss)											
before income tax	$M	**2,549**	2,012	1,523	1,115	765	311	(99)	220	156	157
after income tax and minority interest	$M	**1,925**	1,483	1,091	857	572	279	(25)	179	132	141

Another outstanding result for shareholders with net profit after income tax up 30% to a record $1,925 million.

Number of shares on issue[3]	millions	**886**	819	794	745	672	615	585	429	395	383
Shareholders' funds	$M	**8,479**	6,283	5,093	4,032	3,313	2,954	2,620	1,709	1,135	1,057
Total assets	$M	**39,613**	31,757	29,665	25,036	20,443	20,567	18,611	13,948	8,559	5,964
Net tangible assets per share[3]	$	**6.83**	5.95	4.76	4.10	4.17	3.96	3.67	3.13	2.57	2.56
Interest bearing liabilities to shareholders' funds[4]	%	**40.8**	37.6	41.8	44.8	40.3	49.3	32.0	53.5	22.7	24.9
Basic earnings per share[3]	cents	**224.1**	184.8	142.5	123.1	86.5	42.7	(10.5)	42.6	33.8	37.3
Diluted earnings per share[5]	cents	**217.3**	173.5	131.5	109.3	77.5	43.4	(4.9)	40.7	33.8	37.3
Return on average shareholders' funds[6,7]	%	**26.1**	26.1	23.9	24.5	18.3	10.0	(1.1)	12.6	12.0	13.9
Dividend per share	cents	**122.0**	95.0	71.0	54.0	42.0	35.0	30.0	31.0	32.5	26.5
Dividend payout	$M	**1,069**	774	556	392	281	213	155	132	130	101
Cash flow from operations	$M	**2,374**	2,039	1,987	2,110	2,089	1,511	280	173	242	289
Total investments and cash[8,9]	$M	**24,606**	19,972	17,597	14,975	11,823	11,504	9,183	7,334	5,232	3,600

The total dividend payout for 2007 is $1,069 million or 56% of net profit after income tax, up from $774 million in 2006.

(1) Financial information for 2004 and subsequent years is presented in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS"). Financial information for 2003 and prior years has not been restated to AIFRS.
(2) Excludes amortisation and impairment of goodwill/intangibles.
(3) Reflects shares notified to the Australian Securities Exchange. Refer to note 25(A) to the financial statements.
(4) Excludes ABC securities for funds at Lloyd's.
(5) Assumes that all hybrid securities are fully dilutive.
(6) 2004 return has been calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.
(7) Includes convertible preference shares from 2000 to 2003 and the equity portion of hybrid securities issued in 2002, 2004 and 2007.
(8) Excludes ABC financial assets pledged for funds at Lloyd's.
(9) Includes investments, cash and cash equivalents and investment properties.



Chief executive officer's report

I am pleased to report that 2007 was another year of significant achievement for QBE. We successfully completed two large acquisitions in the US and, despite extreme volatility in foreign exchange and investment markets, exceeded our profit targets.

Net profit after income tax increased by 30% to a record $1,925 million and insurance profit before income tax increased 27% to $2,262 million.

The strong technical underwriting result was particularly pleasing in a year of increased competition. Our low risk approach to managing our investments has again been rewarded with a solid investment return for the year.

QBE's proven strategy of acquisitions for growth and product and geographic diversification continues to be beneficial for shareholders. QBE now has a strong presence in a number of the largest commercial markets in the world.

Insurance pricing in most markets was less favourable than last year, particularly for large commercial risks. We experienced an overall average reduction in premium rates for our worldwide portfolio of 3%. In 2007, we saw an increased frequency of small to medium catastrophe claims and a reduced level of large individual risk claims compared with 2006. Despite the competitive conditions, we achieved a very strong insurance profit margin of 22.2% of net earned premium compared with 21.9% last year. Our insurance profit margin was ahead of our upgraded targets advised to shareholders in August 2007 mainly because large individual risk and catastrophe claims were less than the allowances in our business plan. The insurance profit margin is after maintaining the probability of adequacy of outstanding claims at 94.0% despite the significant adverse impact of lower US and UK interest rates on risk margins during the year.

GROUP KEY RATIOS

		HALF YEAR TO 30 JUN 2007	HALF YEAR TO 31 DEC 2007	FULL YEAR TO 31 DEC 2007	HALF YEAR TO 30 JUN 2006	HALF YEAR TO 31 DEC 2006	FULL YEAR TO 31 DEC 2006
Gross written premium	$M	**6,520**	**5,886**	**12,406**	5,656	4,716	10,372
Gross earned premium	$M	**5,751**	**6,610**	**12,361**	4,932	5,137	10,069
Net earned premium	$M	**4,749**	**5,461**	**10,210**	3,998	4,160	8,158
Claims ratio	%	**55.7**	**53.2**	**54.3**	58.3	53.3	55.8
Commission ratio	%	**18.2**	**18.7**	**18.5**	17.6	16.4	17.0
Expense ratio	%	**12.3**	**13.7**	**13.1**	12.0	13.0	12.5
Combined operating ratio	%	**86.2**	**85.6**	**85.9**	87.9	82.7	85.3
Insurance profit to net earned premium	%	**22.2**	**22.1**	**22.2**	18.7	25.0	21.9
Return on average shareholders' funds	%	**28.1**	**24.8**	**26.1**	22.2	30.1	26.1

NET PROFIT AFTER INCOME TAX

$1,925M

Up **30%** from last year

INSURANCE PROFIT

$2,262M

Up **27%** from last year

COMBINED OPERATING RATIO


2007
85.9%
2006
85.3%
2005
89.1%
91.2%
93.8%

The stronger Australian dollar, particularly against sterling and the US dollar, has had a negative impact of 6% on gross written premium growth and 4% on net profit after income tax. The Australian dollar appreciated 9.9% in the year against the US dollar and 8.7% against sterling, and the appreciation using cumulative average exchange rates for translating income and expenses was 9.8% and 2.0% respectively. The Australian dollar also generally appreciated against other currencies. Gross written premium in foreign currencies was 78% of total gross written premium, with 46% in US dollars, 19% in sterling and the balance in other currencies.

Cash flow from operations was again very strong at $2.4 billion. This compares with $2.0 billion last year. Cash flow was after higher income tax payments following increased profits in recent years. Cash flow and new investment portfolios from acquisitions have increased Group investments and cash from $20 billion to $25 billion at year end. Growth in investments was adversely affected by the impact of the stronger Australian dollar on translation of our substantial overseas investments.

Income tax expense reduced from 26% of profit before tax to 24%. This was due to higher profits earned in the lower tax jurisdictions and reduced corporate tax rates on deferred tax balances in the UK.

2007 saw QBE continue its successful strategy of growth from acquisitions designed to increase profit and meet premium growth targets going forward. In particular, we:

- acquired Praetorian Financial Group in the US effective 31 March 2007;
- acquired Winterthur US Holdings, now called "QBE Regional Insurance", effective 31 May 2007;
- entered into a joint venture agreement in India to establish a general insurance operation;
- acquired Cumbre Seguros in Mexico effective 1 November 2007;
- acquired an intermediary in Switzerland; and
- agreed to acquire five underwriting agencies in Australia.

Since the end of 2007, we have announced the acquisition of North Pointe Holdings in the US. The acquisitions made in 2007 and early in 2008 will add an expected annualised gross written premium of $3.0 billion. Due to the timing of the acquisitions, $1.9 billion was booked as gross written premium in 2007.

The acquisitions of Praetorian Financial Group and QBE Regional Insurance and, more recently, North Pointe, have significantly increased our presence in the US, particularly in the independent agency and specialty insurance programme business. We are now in the top 20 property and casualty companies in the US by gross written premium, with strong representation in the small to medium commercial lines business. We are on target to meet our expectations in terms of profitability from the acquisitions made during 2007.

INSURANCE PROFITABILITY

The Group's insurance profit increased from $1,788 million last year to $2,262 million. Insurance profit comprises the underwriting results plus income on investments set aside to meet our liabilities to policyholders. The dollar improvement in insurance profit followed the growth in premium income from acquisitions and slightly higher investment yields. The strong insurance profit reflects the Group's focus on each product and each country meeting QBE's minimum requirements for return on allocated capital.

The Group's combined operating ratio (total of claims, commissions and expenses as a percentage of net earned premium) was 85.9% compared with 85.3% last year. The slightly higher combined operating ratio is due to the inclusion of the QBE Regional Insurance acquisition, lower premium rates and the higher frequency of small to medium catastrophes. All insurance divisions continue to produce strong underwriting profits and an overwhelming majority of our products and countries around the world continue to meet our profit requirements.

Gross written premium increased by 20% to $12,406 million and gross earned premium increased by 23% to $12,361 million. Growth was mainly from the acquisitions made in 2007, supported by continued high customer retention. Growth, however, was adversely affected by the appreciation of the Australian dollar, an overall reduction in premium rates of 3% and increased competition. New business growth was again less than anticipated in some classes because of competition and our unwillingness to write business at premium rates that do not meet our profit targets. The diversity of our portfolios and our ability to continue to produce low attritional claims ratios has meant that premium rates for the substantial majority of our portfolios are still sufficient to meet our profit requirements. Net earned premium increased by 25% to $10,210 million. The higher growth in net earned premium compared with gross earned premium is due to the reduction in the overall cost of reinsurance protection as a percentage of premium earned.

Our inward reinsurance operations generated $1,235 million of gross written premium compared with $1,470 million last year. Inward reinsurance premium now represents 10% of total gross written premium. The combined operating ratio from this business was 81.6% compared with 87.9% last year and the insurance profit margin was 27.9% compared with 20.6%. The continued low level of large catastrophe claims has assisted the results of our reinsurance business.

The Group's cost of reinsurance protection as a percentage of gross written premium decreased from 17.8% to 16.0%. This is primarily due to the lower reinsurance costs in the new acquisitions and the increased participation of our captive reinsurer, Equator Reinsurances Limited ("Equator Re"), in a number of our catastrophe and other reinsurance protections. The cost of reinsurance is made up of 51% proportional reinsurance, mainly in Australia and US programme business, and 49% for catastrophe and other excess of loss reinsurance protections. QBE's net exposure to major catastrophes continues to decrease with the 2007 maximum event retention from the largest single realistic disaster scenario being 3.5% of net earned premium at year end compared with 4.0% last year. The purchasing of reinsurance protections is an extremely important part of risk management and the protection of our balance sheet and profitability from the impact of large individual risk claims and catastrophes.

Gross claims incurred as a percentage of gross earned premium reduced from 54.9% to 53.8%. Net claims incurred, which is after recoveries from our reinsurance protections, as a percentage of net earned premium reduced from 55.8% to 54.3%. Our net attritional claims ratio (i.e. individual claims below $2.5 million) was slightly higher than last year. This is in line with expectations due to the inclusion of the US acquisitions during the year which generally have higher attritional claims ratios but lower large individual risk claims due to the more modest insured values. The net claims ratio from large individual risk claims (defined as net claims of $2.5 million and above) in 2007 was lower than last year.

QBE experienced an increase in the number of claims for small to medium sized natural catastrophes during the year. We incurred claims from 21 catastrophes with a net cost of $317 million compared with five catastrophes in 2006 with a net cost of $251 million. Catastrophes included Windstorm Kyrill, Indonesian floods, Cyclone Favio, Canberra storms,



Tour de France – Stage 20, Paris, FRANCE.

2005
APRIL

QBE Insurance Group increased its presence in France and commenced operations in Germany and Spain through the acquisition of a small underwriting agency. The acquired network provides the Group with significant opportunities to leverage the distribution of QBE products into mainland Europe.

Cyclone George, Cyclone Gonu, Newcastle storms, UK floods (2), US tornadoes (4), US storms (2), Hurricane Dean, Lismore storms, Californian wildfires, Sydney hailstorm, Melbourne hailstorm, and the Gisborne earthquake in New Zealand. The net cost of catastrophe and large individual risk claims in 2007 was well within the allowance included in our business plans. This is the principal reason for outperforming our upgraded targets on insurance profitability of 18.5% to 20.0% communicated in August 2007.

As in recent years, savings on prior year outstanding claims have largely been reinvested in risk margins to support a probability of adequacy of outstanding claims which is at the top end of our internal target range of 85% to 94%. Despite much lower discount rates for US and UK liabilities which reduced the value of Group risk margins by around 10%, we increased our risk margins to maintain our overall probability of adequacy of outstanding claims at 94.0% compared with 94.6% at the end of 2006. Given the uncertain economic outlook and financial market turmoil, we believe that it is appropriate to maintain the probability of adequacy at this high level.

The commission ratio increased from 17.0% to 18.5% reflecting a change in the mix of business particularly from the US acquisitions where commission ratios are higher, generally increased distribution through agents during the year and the proportionately lower level of inward reinsurance business.

The Group's expense ratio increased from 12.5% to 13.1%, mainly due to higher information technology costs for new systems, the cost of business development initiatives and the effect of the stronger Australian dollar and sterling against the US dollar. Most Group head office costs charged to divisions are incurred in Australian dollars and the substantial majority of UK expenses are incurred in sterling whereas 46% of the Group's business is written in US dollars.

More detail on insurance profitability is contained in the report on each division on pages 26 to 39.

INVESTMENT INCOME

Investment income net of borrowing costs and investment expenses increased from $822 million to $1,132 million. The continuation of our short duration fixed interest strategy, higher interest yields, acquisitions, strong cash flow from operations and above budget return on equities benefited investment income during the year. Gross investment income was $1,398 million compared with $985 million last year. The gross investment yield was 6.3% compared with 5.2% last year. In line with our absolute return criteria, we took the opportunity to hedge the substantial majority of our equity portfolios in late April 2007 which protected our equity gains and balance sheet from substantial fluctuations, particularly during the latter part of the year.

2008 targets

INSURANCE PROFIT TARGET

19% to 20%

of net earned premium

COMBINED OPERATING RATIO

Around 87.5%

GROSS WRITTEN PREMIUM GROWTH

Around 7.5%

NET EARNED PREMIUM GROWTH

Around 10%

GROSS INVESTMENT YIELD

Around 5.5%

PREMIUM TARGETS assume cumulative average rates of exchange of **US$0.90** and **£0.44** compared with 2007 actual cumulative average rates of **US$0.84** and **£0.42**.

We have no direct investment exposure to US sub-prime mortgage assets, collateralised debt obligations, collateralised loan obligations or similar structured products; however, we obviously have an indirect exposure through our investments in and deposits with the major banks.

We continue to maintain a strategy of short duration on cash and fixed interest investments. The average duration at the end of 2007 was 0.3 years. Our equity portfolio is substantially hedged until March 2008. We will continue to protect the equity portfolio until we are satisfied that market conditions have improved. Our policy of investing in highly rated fixed interest securities and value equities remains unchanged. Due to the nature of our business and our significant offshore operations, particularly in the UK and the US, we have a policy of matching overseas liabilities with assets of the same currency and we have significant currency hedges in place to protect our shareholders' funds exposed to other currencies. The very nature of our business means that we will have slight currency mismatches from time to time. Interest rate differentials from hedging our overseas shareholders' funds into Australian dollars are included in fixed interest income.

Total investments and cash set aside to meet insurance liabilities and to support the Group's capital requirements increased from $20 billion to $25 billion. The increase comes from the acquisitions made in 2007 and the higher cash flow from operations. These were partly offset by the appreciation of the Australian dollar which adversely affected total investments and cash by $1.7 billion during the year when applying 2006 year end rates of exchange.

BALANCE SHEET

Our balance sheet is conservative with a low risk investment portfolio, strong risk margins providing a probability of adequacy of outstanding claims of 94.0%, which is at the high end of our internal target range, and excess capital of approximately $1 billion targeted for further acquisitions. Assets include reinsurance recoveries on outstanding claims of $4,360 million compared with $3,624 million last year with the increase due to the inclusion of the US acquisitions. Included in these amounts are reinsurance recoveries on incurred but not reported claims of $2,208 million compared with $1,350 million last year. We continue to maintain strict controls over our reinsurance counterparties which is evidenced by a low level of bad debt write-offs over many years. We also maintain a conservative allowance for doubtful reinsurance recoveries of $196 million compared with $243 million at the end of last year.

Note 22 in the annual report includes an undiscounted net claims development table for 2001 to 2007 accident years.

Our claims incurred and other claims statistics are maintained on either an accident year or underwriting year basis for each product, business unit and operating entity. For overseas operations, they are converted into Australian dollars using exchange rates at the end of the current financial year. The positive run-off of recent accident years reflects our conservative claims provisioning, which resulted in the release of risk margins as the claims were settled below central estimates. The 2007 and prior accident years include risk margins which will be released over time if our claims continue to be settled within central estimates.

OUTLOOK

The acquisitions made in 2007 and early 2008 will benefit gross written premium growth in 2008. The consolidation of a number of our reinsurance programmes following the acquisitions in 2007 has enabled us to reduce the cost of reinsurance by approximately 2% of gross written premium without increasing the maximum event retention of the Group. A continued appreciation of the Australian dollar against the US dollar, sterling and other currencies will offset a large part of our growth from our various initiatives. In addition to exchange rates, we are also currently estimating that premium rates will reduce by an overall average of 4%. We expect to maintain our high customer retention ratio and maintain organic growth at least sufficient to replace lapsed business. At current exchange rates, we expect gross written premium to increase by close to 7.5% in 2008 and net earned premium by 10%.

The risk profile of our insurance and reinsurance operations around the world has been further reduced. The maximum event retention from our largest estimated realistic disaster scenario, which is a US$69 billion industry insured loss from a San Francisco earthquake, is projected to be 3.5% of net earned premium. For 2008, we have purchased protection against a frequency of catastrophes and large individual risk claims between 8.5% and 10.3% of target net earned premium. Our 2007 attritional claims ratio (i.e. net claims less than $2.5 million) was in line with expectations and we expect it to remain below 50% for 2008. The additional reinsurance protections and our current low attritional claims ratio means that we are confident of achieving an insurance profit margin in the range of 19.0% to 20.0% for 2008, subject to large individual risk claims and catastrophes, net of reinsurance protections, not exceeding the significant allowance included in our business plans.

The combined commission and expense ratios are targeted to remain unchanged in 2008 despite the full year impact of the higher commission and expense ratios in the US acquisitions.

The gross investment yield is likely to be adversely impacted by the lower yields on our substantial US investments; however, we expect Australian and Euro interest yields to be slightly higher which allows us to target a yield of around 5.5% for 2008. This includes a 5% capital appreciation on equities.

The Group's probability of adequacy of outstanding claims is at the top end of our internal target range of 85% to 94% at 94.0%. In addition, our provision for unearned premium includes a significant allowance for large individual risk and catastrophe claims in 2008. The strength of our insurance liabilities gives us further confidence that we can achieve our insurance profit target.

In the past three decades, we have built a significant and profitable presence in the major insurance markets in Europe, the Americas and Australasia through our acquisition strategy. We will continue to pursue our strategy of growth by acquisition using our established criteria. Our experienced teams are currently looking at a number of opportunities in various countries throughout the world. The acquisition of our Lloyd's operations in August 2000 was a strategic move to build our business in Europe and the results over recent years have been very beneficial for shareholders. The two recent acquisitions in the US are strategic to our long term plans for the Americas, particularly targeting distribution through independent agencies and specialty insurance programme business. We have converted more than 100 acquisitions over the past 25 years and we have experienced teams in each division who understand QBE's approach to acquisitions. A recent update on our acquisitions shows that, with a few minor exceptions, all have met or exceeded expectations.

QBE's results for 2007 again demonstrate the benefits of our well diversified spread of business, both geographically and by product. We did have our share of claims from catastrophes and large individual risks during the year. We ensure that our business plans contain a significant allowance for large individual risk and catastrophe claims, and for 2008 the business plans include an allowance greater than that experienced in each of the last 10 years. Including the full year impact of the US acquisitions, QBE's Australian business is likely to fall below 20% of our total worldwide premium income in 2008; however, this is not unexpected given that Australia represents less than 1.5% of the world's non-life premium income.

QBE's diversification, successful acquisitions and comprehensive approach to risk management have enabled



Chinese New Year, Chingay parade, Dragon dance, SINGAPORE.

2004
JUNE

In June 2004, QBE Insurance Group purchased Zurich Insurance Singapore, building upon QBE's strategy to establish a market leadership presence in the profitable Asian sector.

the achievement of significantly improved insurance profits in recent years. We continue to lead terms and conditions on most business products in the countries in which we operate. We will not hesitate to withdraw from classes of business where we believe the rewards are insufficient for our shareholders. For example, we have recently withdrawn from some directors & officers and errors & omissions insurance in the US and Australia because of our concern regarding increased class actions by plaintiff lawyers and litigation funders. We continue to carefully manage our attritional claims ratios. We believe that our comprehensive segmentation and other detailed analyses of each of our portfolios around the world will enable us to maintain our attritional claims ratio below 50%, even though we are anticipating further overall premium rate reductions for 2008.

We continue to have a low turnover of senior staff and have a pool of quality individuals capable of filling more senior roles in the Group. All our operations around the world understand that they must operate within the parameters of our measurable and approved business plans. They also understand that capital will only be allocated to products which are capable of meeting our minimum return on equity requirements. Our people have a very strong focus on business acumen and increasing wealth for our shareholders.

We are very conscious of the impact of the stronger Australian dollar on the conversion of the results of our overseas businesses into Australian dollars. It was not so long ago that the Australian dollar was worth US$0.50 or £0.35. Using 2007 financial results, an average 5% appreciation of the Australian dollar against all currencies would adversely impact gross written premium income by around $460 million and net profit after income tax by around $44 million.

The excellent 2007 results have been achieved by our focused, disciplined and professional team of approximately 10,600 staff around the world. I appreciate the enormous support and loyalty that I have received from my fellow employees and their outstanding contribution over the past few years. I also thank our directors for the guidance, encouragement and enormous support they have provided in the past 12 months, particularly on the two major acquisitions in the US.

I look forward to working with the QBE team to achieve our profit targets for 2008.

Frank O'Halloran
Group chief executive officer

WORLDWIDE PORTFOLIO MIX



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2007 %	2006 %
Property	**26.2**	26.3
Liability	**19.6**	19.3
Motor and motor casualty	**18.2**	14.9
Marine, energy and aviation	**9.9**	11.4
Workers' compensation	**8.4**	8.1
Professional indemnity	**6.9**	9.0
Accident and health	**6.2**	5.9
Other	**2.6**	2.6
Financial and credit	**2.0**	2.5

CONTRIBUTIONS BY REGION

	GROSS WRITTEN PREMIUM		NET EARNED PREMIUM		NET PROFIT AFTER INCOME TAX		COMBINED OPERATING RATIO	
FOR THE YEAR ENDED 31 DECEMBER	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M	2007 %	2006 %
Australian operations	**2,596**	2,491	**2,141**	2,051	**445**	387	**82.9**	82.9
Asia-Pacific operations	**583**	583	**416**	446	**89**	73	**82.7**	82.7
QBE Insurance Europe	**2,503**	2,646	**2,026**	2,326	**341**	399	**92.1**	88.9
Lloyd's division	**2,634**	2,711	**1,627**	1,644	**465**	374	**75.7**	82.1
the Americas	**3,656**	1,941	**2,574**	1,153	**247**	109	**93.6**	89.7
Equator Re	**1,990**	901	**1,426**	538	**338**	141	**80.5**	81.4
Elimination – internal reinsurance	**(1,556)**	(901)	**–**	–	**–**	–	**–**	–
Group	**12,406**	10,372	**10,210**	8,158	**1,925**	1,483	**85.9**	85.3
Direct and facultative	**11,171**	8,902	**8,932**	7,006	**1,623**	1,280	**86.5**	84.9
Inward reinsurance	**1,235**	1,470	**1,278**	1,152	**302**	203	**81.6**	87.9
Group	**12,406**	10,372	**10,210**	8,158	**1,925**	1,483	**85.9**	85.3

OTHER INSURANCE RATIOS

FOR THE YEAR ENDED 31 DECEMBER	2007 %	2006 %	2005 %	2004 %	2003 %
Premium growth					
Gross written	**19.6**	10.2	7.3	5.0	8.1
Net earned	**25.2**	10.5	8.9	12.3	7.0
Reinsurance ceded to gross written premium	**16.0**	17.8	19.0	20.3	21.7
Net written premium to gross written premium	**84.0**	82.2	81.0	79.7	78.3
Insurance profit to average shareholders' funds[1]	**30.6**	31.4	28.2	26.6	20.0

(1) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.

IMPACT OF EXCHANGE RATE MOVEMENTS

	2007 ACTUAL $M	2007 AT 2006 EXCHANGE RATES[1] $M	EXCHANGE RATE IMPACT %
Gross written premium	**12,406**	13,113	(6)
Gross earned premium	**12,361**	13,074	(6)
Net earned premium	**10,210**	10,746	(5)
Net investment income	**1,132**	1,184	(5)
Net profit after income tax	**1,925**	1,997	(4)
Total investments and cash	**24,606**	26,262	(7)
Total assets	**39,613**	42,296	(7)
Gross outstanding claims	**18,231**	19,452	(7)
Total liabilities	**31,070**	33,183	(7)

(1) Income statement items are restated to 31 December 2006 cumulative average rates of exchange and balance sheet items to 31 December 2006 closing rates of exchange.

Group financial targets and performance goals

2007 FINANCIAL PERFORMANCE

TARGETS*	ACTUAL
• Achieve an insurance profit margin of 17.5% to 18.5%	• Insurance profit margin of 22.2%
• Gross written premium growth of close to 30%	• Gross written premium increased 20% mainly due to the stronger Australian dollar
• Net earned premium growth of close to 40%	• Net earned premium increased 25% mainly due to the stronger Australian dollar
• Reinsurance ratio of around 15% of gross written premium	• Reinsurance ratio of 16%
• Achieve a combined commission and expense ratio of 29.5% or less	• Combined commission and expense ratio of 31.6% with increase mainly due to change in distribution and higher information technology costs
• Tax rate of around 26% or less	• Tax rate of 24%
• Maintain Group capital adequacy multiple of more than 1.75 times APRA's minimum requirement for Australian licensed insurers	• Capital adequacy multiple of 2.4 times the minimum requirement
• Gross investment yield slightly in excess of 5.5%	• Gross investment yield of 6.3%

2007 OPERATIONAL PERFORMANCE

PERFORMANCE GOALS	ACTUAL
• Complete and integrate the acquisitions in the Americas	• Integration of the US acquisitions ahead of plan
• Achieve targets and synergies from acquisitions	• Synergies of $100 million after income tax identified
• Maintain attritional claims ratio at less than 47.5% of net earned premium	• Attritional claims ratio less than 47.5%
• Increase Equator Re's participation on external reinsurance programmes	• Increased participation achieved
• Further reduce risk profile of insurance business and maximum event retention ratio	• Lower maximum event retention achieved
• Continue high retention of key staff and managers	• Very low turnover of key staff and managers
• Successful implementation of new systems in all divisions	• New systems successfully implemented in several operations within the Group
• Achieve gross investment yield target with a low risk investment strategy	• Gross investment yield of 6.3%; low risk strategy maintained

* Targets assume: large individual risk and catastrophe claims do not exceed the significant allowance in our business plans; no significant reduction in premium rates; no significant fall in equity markets and interest rates; no major movement in budgeted foreign exchange rates; and no material change to key inflation and economic growth forecasts.

Strategy and planning

2008 FINANCIAL PERFORMANCE

TARGETS*

- Achieve an insurance profit margin of 19% to 20%
- Gross written premium growth of close to 7.5%
- Net earned premium growth of close to 10%
- Reinsurance ratio of around 15% of gross written premium
- Achieve a combined commission and expense ratio of 31.5% or less
- Tax rate of around 24%
- Maintain Group capital adequacy multiple of more than 1.75 times APRA's minimum requirement for Australian licensed insurers
- Gross investment yield of around 5.5%

2008 OPERATIONAL PERFORMANCE

PERFORMANCE GOALS

- Protect our quality customer base and manage further softening market conditions and increased competition
- Focus on securing acquisitions that meet our proven criteria
- Maintain attritional claims ratio at less than 50% of net earned premium
- Achieve 2008 targets from 2007 acquisitions
- Continue high retention of key staff
- Complete process and system changes in Europe and Australia
- Maintain a low risk investment strategy and absolute return criteria

QBE has developed a business planning framework which ensures that there is a systemati[c] and disciplined approach to planning throughout the Group.

The framework helps to:

- establish a clear direction and parameters for carrying on business in each operating division;
- build confidence in our ability to execute our corporate strategies and deliver agains[t] our business plans;
- more accurately project profitability and financial performance;
- improve alignment of internal resources with external opportunities;
- generate greater accountability and transparency in decision making; and
- target the reduction of uncertainty and volatility, thereby reducing the likelihood and impact of events that could threaten our ability to meet our business objectives

The QBE board of directors approves the Group's strategy and detailed business plans prepared by management and reviews actual performance against the plans. The strategy is consistent with shareholder expectations, our corporate financial profile, our organisational culture and our capacity to effectively manage risks. The strategy and plans form the basis for our risk toleranc[e] within the Group.

Business plans are developed for all classes of insurance business, for our investment portfolios and for all support functions. The plans clearly document our strategy for achieving financial targets and performance goals within the limits set. Annual budgets included in the business plans form the basis for delegating authoritie[s] to all managers and staff with specific responsibilities, including underwriters, investment managers and claims managers.

Business plans are subject to detailed review by local and Group senior management. They are prepared annually and actual results are monitored regularly to identify adverse trends so that remedial action can be taken at an early stage. Regular reporting to both local and Group boards on performance against the business plans, including action plans to correct adverse variances, is a fundamental control within the Group.



Risk, regulatory developments and climate change management



Blair Nicholls Group chief actuarial officer
George Thwaites Group chief risk officer

Our ability to manage risk is central to the success of our business. Over time, we have developed processes and internal controls to identify and manage risks in all key areas of risk exposure. As risk management is a continuous process, our approach is targeted to ensure risk management is tailored to suit our business requirements whilst remaining within our risk tolerances.

RISK MANAGEMENT STRATEGY

QBE's risk management strategy is underpinned by a number of robust processes which are aimed at reducing uncertainty and volatility and avoiding unwelcome surprises. Risks are subject to rigorous identification and evaluation throughout the business management cycle.

The Group risk management policy, strategy and framework are embedded in the Group head office and each of the divisions, providing a consistent approach to managing risk across the organisation. The implementation of risk management at the divisional level enables local management to use their specialised knowledge of each portfolio to ensure that risks are mitigated at that level. The consistency of approach allows a Group-wide view of relative risks and returns.

Risk tolerances are in place for each of the categories of risk faced by the Group:

- insurance risk;
- operational risk, including loss of key QBE people;
- acquisition risk; and
- funds management and treasury risks.

By evaluating risks against these predetermined tolerances, QBE is able to direct resources appropriately and manage risk to acceptable levels. QBE's internal capital modelling process enables assessment of the risk to reward profile of each business unit, with capital allocated to reflect the risks in that business unit. The Group's overall tolerance for each category of risk is defined in terms of the maximum pre-tax loss that the Group is prepared to accept whilst continuing to achieve profitability targets. Our internal models have been advanced significantly during 2007 and will be used in discussions with regulators and ratings agencies to quantitatively demonstrate the benefits of QBE's diversification and strong risk management in managing the risks of the business.

As part of the overall risk management process, QBE applies a rigorous methodology to assess potential catastrophe claims including the use of realistic disaster scenarios, commercial catastrophe loss models and in-house catastrophe loss assessment tools. The outcomes of these assessments help to set the level of reinsurance required by QBE and, in conjunction with QBE's risk appetite and tolerance, determine the amount of risk that is retained by the Group in any one geographic region for a particular peril. An important input into setting the risk tolerance is the planned allowance for large individual risk and catastrophe claims in the business plan. This is the level of claims that QBE can afford to fund in any one year



Mariachi band in front of La Parroquia de San Miguel Arcangel church, MEXICO.

2007
NOVEMBER

QBE Group completed the purchase of Cumbre Seguros de Mexico SA de CV ("Cumbre Seguros"). Cumbre Seguros is a profitable commercial lines insurer of small to medium clients with offices in Mexico City, Guadalajara and Monterrey.

without affecting the planned profit for the Group. To provide greater certainty, QBE has taken out a reinsurance cover for large individual risk and catastrophe claims between 8.5% and 10.3% of 2008 targeted net earned premium.

REGULATORY DEVELOPMENTS

The flexibility of QBE's principles-based risk framework allows for adaptation in the face of changes in the regulatory or business environment. Regulators, rating agencies and investors continue to converge in their focus on understanding the risks taken by insurers, how they control those risks and the capital required in order to provide adequate protection to policyholders and others. The core principles of the International Association of Insurance Supervisors, to which many regulators now subscribe, indicate the likelihood of further extensions of risk-based supervision with changes likely to occur on many fronts. APRA is refining its approach to regulation and has issued proposed refinements to the existing prudential framework which are likely to begin to come into force during 2008. APRA's new corporate group regulation is expected to commence in 2009. European Solvency II initiatives have been delayed until 2012 and the US National Association of Insurance Commissioners is targeting various reforms by 2010.

Most of the major regulators overseeing the operations of the QBE Group have risk-based supervisory methodologies and risk-based capital models in place. Rating agencies also now either explicitly assess enterprise risk management in their rating process or include the key elements of risk management as part of their broader rating approach. Ongoing discussions with these stakeholders indicate that the QBE risk management framework meets expectations and Standard & Poor's currently rates the Group as strong on enterprise risk management.

QBE continues to be committed to sound and practical risk management in order to protect and enhance shareholders' and policyholders' interests.

CLIMATE CHANGE

As a provider of insurance and reinsurance services, QBE Group is not engaged in industrial type processes and does not generate significant greenhouse gas emissions. Our products and services are insurance contracts which do not produce direct emissions through use or disposal, and emissions relating to external distribution or logistics are negligible. To the extent that QBE Group's businesses may have an indirect effect on the environment, we monitor the impacts and, where practical, Group companies adopt practices that are energy efficient and designed to eliminate waste. The Group chief risk officer and Group chief actuarial officer have been appointed as the senior executives responsible for monitoring and managing risks and opportunities relating to climate change on an ongoing basis in order to mitigate any adverse effect on QBE's businesses and to protect shareholders' funds.

Measurement of the Group's environmental impact to date has focused on three key carbon emission metrics, being business air travel, car fleet and electricity usage. Based on these three metrics, the Group's estimated carbon emissions (CO_2e) for 2007 were 32,890 tonnes (2006 24,797 tonnes). The 2007 increase is due predominantly to the inclusion of data in relation to our newly acquired US operations.

QBE is a global business with a head office in Australia. The Group generates around 80% of its revenue offshore and long distance air travel is necessary to enable effective management and supervision of the business. QBE ensures that videoconferencing and teleconferencing are used wherever possible. QBE does not have a significant fleet of company cars. In relation to electricity usage, our preference is to occupy buildings which are accredited as energy efficient in terms of air conditioning, lifts and other infrastructure. The majority of the Group's business premises are leased. Our heritage listed Group head office in Sydney has been retrofitted to improve the energy efficiency of its infrastructure.

We continue to review other areas to eliminate waste e.g. paper, printer and toner usage, the insurance policy documentation process and the utilisation of electronic storage and distribution facilities. In terms of paper usage, the annual reports for QBE Insurance Group Limited and its major subsidiaries are produced using high recycled content paper, non petroleum based inks and environmentally safe printing processes. In 2008, we will move towards on-line distribution of annual reports. QBE's claims expenditure is usually in the form of financial indemnity to customers who incur their own expenditure for goods and services. We do not currently measure indirect emissions from QBE's supply chain or external distribution.

CO_2e was calculated using the tools available from the Greenhouse Gas Protocol Initiative. These calculations are highly subjective in nature and contain a number of assumptions. Our intention is to provide high level and comparable year on year data for the Group. We will continue to monitor this area to improve the quality of the data collection and refine our calculations in order to more accurately estimate the Group's CO_2e impacts.

RISKS AND OPPORTUNITIES ASSOCIATED WITH CLIMATE CHANGE

At present, the insurance and financial services industries are not subject to specific emission limits and regulations and so the direct regulatory risks to QBE are not considered to be significant at this time. QBE Group is aware of the potential impacts of climate change on the general insurance and reinsurance industry and has identified key business risks and risk mitigation strategies.

One of the operational risks for QBE and the general insurance and reinsurance industry is the potential for increased claims costs due to the impact of climate change scenarios such as those identified by the Intergovernmental Panel on Climate Change. An inherent strength of the QBE Group is a high level of product and geographical diversification which mitigates the potential impacts of extreme weather events in any one part of the world. This is evidenced by the strength of the Group's financial results notwithstanding extreme weather related events in 2004 and 2005. We continue to review the possible impacts of climate change on QBE and to adapt our strategy as appropriate according to our risk appetite. The potential for increased frequency and/or severity in damaging weather related occurrences has and will continue to result in changes to the underwriting and retention of insurance risk.

Our comprehensive systems and modelling of realistic disaster scenarios and property aggregate accumulations include assessment of the potential impacts of climate change related risks. The models used are regularly updated to incorporate the latest scientific evidence in relation to emerging climate change scenarios such as population shifts, changing property values, extra costs incurred for goods and services from demand surge and short and long term seasonal weather forecasts.

General insurance companies also face asset risk relating to potential climate change impacts on the value of their investment portfolios. QBE adopts a low risk, absolute return investment strategy and at 31 December 2007 around 93% of the Group's investments comprised high quality and very liquid fixed interest and cash with equities representing less than 7% of total investments and cash.

QBE is a provider of general insurance and reinsurance to the commercial sector including carbon intensive industries such as property, marine and energy, aviation and manufacturing, and organisations which operate motor vehicle fleets. A potential decline in demand for carbon intensive products and processes could reduce the level of insurance purchased by these companies. However, as a market leader in these specialist insurance sectors, QBE is well placed to monitor emerging trends and service the changing needs of our customer base in any transition to alternative energy technology, products and services.

The potential impacts of climate change may also create opportunities for the QBE Group. QBE's significant presence and expertise in the global commercial insurance and reinsurance market, particularly the energy and marine sectors, will create a platform to provide insurance support for emerging alternative energy technologies, products and services. An increase in customer awareness of climate change risks should positively impact QBE, and the insurance industry generally, to the extent that increased risk mitigation by the insured could reduce claims costs. Heightened awareness of exposure to climate related losses means that customers may be more likely to purchase higher levels of insurance to protect assets and hence increase the global insurance premium pool. Potential increases in windstorm activity and resulting insurance claims may exert short term pressure on reinsurance availability and pricing. The scale and diversity of the QBE Group's global insurance portfolios provides an attractive risk profile to reinsurers and enhances our competitive advantage in terms of obtaining high quality reinsurance coverage at reasonable rates.

In conclusion, the QBE business model of diversification by product and geographical location, combined with a stringent risk management discipline, provides a solid, sustainable business foundation.



QBE people

QBE is committed to attracting, developing and retaining high quality employees.



Notting Hill carnival, London, ENGLAND.

Jenni Smith Group general manager HR

QBE Insurance Group is a global organisation currently operating in 45 countries with significant businesses in the key general insurance and reinsurance markets around the world. Following the completion of our recent acquisitions in North America and Mexico, we currently have around 10,600 employees.

OUR PEOPLE STRATEGY

Our people are selected for their ability, experience, potential and 'can do' approach to their work. The continued development and retention of our people through our personal development, performance management and reward framework is recognised as paramount for QBE to consistently achieve high standards of business excellence and ultimately deliver superior returns to our shareholders. The Group maintains a focus on six key people strategies which promote alignment of our employees' day to day activities and behaviours with our core business strategies and support the QBE vision and values. These key people strategies are:

- to promote and enhance the OPENUPQBE culture across the Group;
- to retain and attract quality people;
- to offer competitive remuneration and rewards that encourage our people to perform to the highest standards, whilst focusing on longer term commitment to retain and reward our key managers and senior employees;
- to align employee performance with company objectives;
- to develop our own talent and ensure succession planning is in place; and
- to provide an effective company-wide communication strategy that keeps our people informed.

QBE ESSENTIAL BEHAVIOURS

- **O** Open thinking
- **P** Personal impact
- **E** Entrusting
- **N** Networking
- **U** Utmost integrity
- **P** Planning perspective
- **Q** Quality customer focus
- **B** Business acumen
- **E** Entrepreneurship


Motivating our people
Driving decisions
Optimising outcomes
Delivering superior returns to shareholders

QBE CULTURE

Underpinning our strategy of attracting, developing and retaining quality people is the OPENUPQBE programme which is actively promoted to staff across the Group. The programme, which was developed in 1994, has the full support of the Group board and is sponsored by the Group chief executive officer and Group chief operating officer. The programme is based on QBE "essential behaviours" which form the basis of our business performance and leadership standards and illustrate the values which embody the QBE culture. These values provide consistency in all key activities and create a common language throughout our organisation. One of the Group's core strategies over the past 25 years has been diversification by product and geography, which has largely been achieved through more than 100 acquisitions. The strength of the QBE culture has provided a platform for the successful integration of the diverse teams from these acquisitions.

OPENUPQBE IN ACTION

During the past 12 months, the OPENUPQBE programme has been extended into a series of workshops on how the OPENUPQBE values and behaviours can be applied to increase the capabilities and commercial awareness of staff in key functional areas and, in so doing, deliver improved leadership and focus on business acumen. The content of the programme is written by experienced senior managers to provide rigour and credibility and deliver practical applications. The OPENUPQBE series of workshops is structured as action-learning programmes that immerse participants in intensive 'real' business projects. This enables identification and leveraging of development opportunities for both the individual and the organisation that have direct relevance to actual business processes and operations. Within the framework of the QBE essential behaviours, the OPENUPQBE workshops exercise each individual participant's skills and develop their knowledge through the rigour of the business improvement projects, whilst their approaches and management philosophies are explored through QBE case studies. By addressing key strategic and tactical issues within the company through real business projects and case teaching, OPENUPQBE aims to:

- broaden the participants' business awareness;
- provide a forum for ideas;
- encourage communication that builds successful teamwork and understanding;
- identify best practice; and
- formulate and propose recommendations that will positively influence QBE's key profit drivers and deliver superior returns to shareholders.

During 2007, we revisited the previous year's work on OPENUP Claims and some 19 business improvement projects around the globe aimed at implementing the Group's core philosophy of promptly paying valid claims, responsible claims management and quality customer service. In October 2007, leaders within QBE's underwriting community gathered to design the OPENUP Underwriting program, targeted at examining how QBE can establish a broader range of profitable services and income streams by leveraging cross divisional expertise and identifying both global and niche opportunities. Our finance and HR teams have also established OPENUP programmes to assist understanding of key profit drivers and to target business improvement programmes designed to improve finance and HR processes and an overall improvement in return on equity.

PERFORMANCE MANAGEMENT, EMPLOYEE DEVELOPMENT AND SUCCESSION PLANNING

Our annual performance review process provides the forum for setting objectives and measuring employee performance, with most individuals assessed against QBE essential behaviours as outlined above. QBE is also committed to providing a range of personal development opportunities for employees to realise their full potential and progress within the organisation. Our principal goal is to ensure that the best people occupy the key positions at all levels of the business and that robust succession plans are in place for each of those roles. Key roles throughout the organisation have been identified and documented using a formalised succession management framework. As a result of cascading the succession planning process throughout the organisation, we have mapped our pipeline of potential candidates for future expert and business leadership roles and their development needs. We have created a Group-wide talent management strategy which brings together all of our succession and people development activities into a single framework of consistent processes around identifying, developing and retaining high performing, high potential individuals for the future at all levels of the organisation.

REMUNERATION AND REWARD

QBE operates in a competitive global market where the diversity of individual roles and the complexity of each operating environment is considered when designing remuneration and reward structures. QBE aims to provide a mix of financial and non-financial rewards to attract, motivate and retain high performing 'can do' people within a cost structure aligned to shareholders' interests and which is sustainable in the long term. Our very low turnover of senior and middle management staff demonstrates the effectiveness of our remuneration and reward system and other retention policies.

In order to encourage high levels of performance and to achieve our objective of increasing shareholder wealth, at risk incentive arrangements are in place for most employees worldwide through participation in short term incentive ("STI") arrangements. These arrangements reward individuals when they achieve or exceed financial targets and/or meet personal performance objectives. Our senior management group and other selected high performing individuals participate in an annual deferred compensation award, the Deferred Compensation Plan ("DCP"), with awards in the form of equity in QBE. The value of the DCP is linked to the future creation of shareholder wealth. It also assists in the retention of key staff. Under the DCP, participants are granted conditional rights to fully paid shares and options to subscribe for shares at market value. Participation in the annual equity award is contingent on meeting financial targets for STI purposes and there is a vesting period of a minimum of three years, other than for certain equitable circumstances, before the DCP shares and options are exercisable. Also central to our incentive arrangements is the Employee Share and Option Plan ("the Plan") which has been in place since 1981. Around 7,000 of our employees at all levels of the organisation now hold shares in QBE through the Plan. Details of the Plan and the DCP are set out in note 27 to the financial statements.

In summary, QBE aims to operate a total reward framework which is aligned with the interests of our shareholders and conveys to our people the full value they represent to the business. The total package includes all components from base salary, short term and deferred compensation incentives as well as more intangible non-cash benefits such as development and career path opportunities.

QBE IN THE COMMUNITY

QBE Group's involvement in the community is encouraged and is structured along divisional lines with initiatives being generated from the ground up. A common element is that QBE's community and social involvement is based around local initiatives about which employees are highly engaged and passionate. As well as donations by the Group and the divisions to numerous local charitable and other community organisations, QBE employees also make contributions through payroll and giving of their time to local community volunteer projects.

The QBE teams around the world have identified various nominated charities including Mission Australia, Create Foundation, United Way and Breast Cancer Network in Australia; the Starlight Children's Foundation and the Lloyd's community programme in the UK; and, in the Americas, the St Baldrick's Foundation which provides grants for childhood cancer research and treatment.



Group operations executive

The Group operations executive comprises the chief executive officer, the chief operating officer, the chief financial officer and the heads of the QBE insurance divisions. The key objective of this team is to build and control QBE's insurance business and to maximise opportunities available to the Group in the markets in which we choose to operate.

FRANK O'HALLORAN

FCA, AGE 61

Mr O'Halloran was appointed chief executive officer in January 1998. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. Mr O'Halloran is a chartered accountant and has had extensive experience in professional accountancy for 14 years and insurance management for over 31 years.

NEIL DRABSCH

FCA, FAICD, FCIS, AGE 59

Mr Drabsch was appointed chief financial officer of QBE Insurance Group in 1994 and acts as a deputy company secretary of QBE Insurance Group Limited. He joined QBE in 1991 and was the Group company secretary from 1992 to 2001. Mr Drabsch has over 41 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant.

VINCE McLENAGHAN

FANZIIF, AGE 48

Mr McLenaghan was appointed chief operating officer of the Group in 2006. Mr McLenaghan has been in the insurance industry for 31 years. During his 25 years with QBE, he has served in a number of general management roles including as managing director of our Australian and Asia-Pacific operations.

STEVEN BURNS

FCA, AGE 49

Mr Burns is chief executive officer of QBE's European operations. He is a chartered accountant and was finance director of the Janson Green managing agency at Lloyd's from 1987, prior to it being acquired by Limit in 1998. Mr Burns became chief executive officer of the Limit Group in August 2000. In September 2004, he was appointed chief executive officer of European operations as part of the restructure of our European company operations and Lloyd's division.



Left to right: Frank O'Halloran, Neil Drabsch, Vince McLenaghan, Steven Burns, Michael Goodwin, Terry Ibbotson and Tim Kenny.

MICHAEL GOODWIN

BVSc, FAII, FAICD, AGE 49

Mr Goodwin was appointed chief executive officer of QBE's Asia-Pacific operations in 2007. He is an actuary and has been in the insurance industry for 16 years, having started his career with Mercantile Mutual. Mr Goodwin was deputy general manager of the QBE Mercantile Mutual joint venture when it was purchased by QBE in 2004 and became chief operating officer of Asia-Pacific operations in 2006.

TERRY IBBOTSON

PhD, MBA, BCom, AGE 62

Mr Ibbotson was appointed chief executive officer of QBE's Australian operations in 2007. He has over 39 years experience in the insurance industry. Mr Ibbotson joined QBE in 1993 and since that time has served in various general management roles, including as chief operating officer of Australian operations.

TIM KENNY

NDBS, MICM, AGE 47

Mr Kenny is currently president and chief executive officer of QBE the Americas. He has over 25 years experience in the insurance industry including 14 years with QBE Group during which he has served as senior vice president, chief financial officer and treasurer in the Americas.

Operations overview

QBE is an international general insurance and reinsurance group underwriting most major commercial and personal lines classes of business through operations in 45 countries.



Australian operations

General insurance operations throughout Australia providing all major lines of insurance cover for personal and commercial risks.

	2007	2006
Gross written premium $M	2,596	2,491
Gross earned premium $M	2,518	2,428
Net earned premium $M	2,141	2,051
Combined operating ratio %	82.9	82.9
Staff numbers	3,436	3,352

Major events impacting our Australian operations in 2007 were:

- Significant storm activity, particularly the Newcastle storm, Sydney hailstorm and Melbourne floods.
- The acquisition of a number of portfolios including Elders and Universal Underwriting Agency.
- Successful implementation of the Bodily Injury Claims Management System.
- Appointment of Terry Ibbotson as chief executive officer.



Asia-Pacific operations

General insurance in 15 countries in the Asia-Pacific region providing personal, commercial and specialist insurance covers, including professional and general liability, marine, corporate property and trade credit.

	2007	2006
Gross written premium $M	583	583
Gross earned premium $M	570	570
Net earned premium $M	416	446
Combined operating ratio %	82.7	82.7
Staff numbers	1,218	1,180

Major events impacting our Asia-Pacific operations in 2007 were:

- Tsunami in the Solomon Islands, floods in Indonesia and Fiji and earthquake in New Zealand.
- Successful implementation of new systems in all our major operations.
- Agreement to set up a joint venture in India.
- Appointment of Michael Goodwin as chief executive officer.



European operations

Lloyd's division
The largest manager and the second largest provider of capacity at Lloyd's with capacity in 2008 of £1.1 billion, writing commercial insurance and reinsurance business in the Lloyd's market.

QBE Insurance Europe
Insurance business in the UK, Ireland and 15 countries in mainland Europe. It also writes reinsurance business in Ireland.

	2007	2006
Gross written premium $M	5,137	5,357
Gross earned premium $M	5,158	5,195
Net earned premium $M	3,653	3,970
Combined operating ratio %	84.8	86.1
Staff numbers	2,705	2,467

Major events impacting our European operations in 2007 were:

- Announced the rebranding of Limit, Ensign and MiniBus Plus under the QBE name.
- Below average frequency and severity of catastrophe claims.
- Acquired motor insurance business in Switzerland.
- Merged our London market casualty operations.


BERMUDA

KEY

□ Australia □ Asia Pacific ■ Europe ■ the Americas ■ Equator Re



the Americas

General insurance and reinsurance business in the Americas. Head office is in New York with operations in North, Central and South America and Bermuda.

	2007	2006
Gross written premium $M	**3,656**	1,941
Gross earned premium $M	**3,976**	1,876
Net earned premium $M	**2,574**	1,153
Combined operating ratio %	**93.6**	89.7
Staff numbers	**3,197**	805

Major events impacting the Americas in 2007 were:

- The acquisitions of Praetorian and Winterthur US, positioning QBE the Americas as the 25th largest property and casualty insurer in the US.
- The acquisition of Cumbre Seguros, an insurance company in Mexico.
- Implementation of "One Company" operating strategy following the acquisitions to capitalise on the scale of the expanded organisation.



Equator Re

The Group's captive reinsurer, based in Bermuda, Equator Re provides reinsurance protection to the majority of the Group's subsidiaries around the world including participating on a number of the Group's excess of loss and proportional reinsurances placed with external reinsurers.

	2007	2006
Gross written premium $M	**1,990**	901
Gross earned premium $M	**1,631**	678
Net earned premium $M	**1,426**	538
Combined operating ratio %	**80.5**	81.4
Staff numbers	**10**	10

Major events impacting Equator Re in 2007 were:

- Significant growth in written premium following the Group's acquisition of Praetorian.
- Integration of British Marine into the Group's reinsurance strategy.
- Below average frequency and severity of large catastrophe claims.



Investments

Management of the Group's investment portfolio. Management of less than 1% of the Group's investments is outsourced.

	2007	2006
Gross investment income $M	**1,398**	985
Net investment income $M	**1,132**	822
Gross investment yield %	**6.3**	5.2
Investments and cash $M	**24,606**	19,972
Staff numbers	**54**	49

Major events impacting our investment markets in 2007 were:

- The crisis in the US sub-prime mortgage industry, affecting US economic growth.
- The sub-prime crisis led to a significant dislocation in global financial markets.
- High oil and food prices caused upward pressure on inflation.
- Increased volatility in equity markets.



Australian operations

DECEMBER 1985
Western Underwriters, 50% share purchase

AUGUST 1992
Australian Eagle acquisition

APRIL 1997
75% share purchase in Trade Indemnity Australia – increased to 100% in 2000

MARCH 2001
HIH Australia travel and commercial lines portfolios

Our operations in Australia have produced another quality underwriting result with a combined operating ratio of 82.9%, unchanged from last year, and an insurance profit of 25.6% compared with 24.7% last year. The excellent technical results reflect the benefits of a diversified portfolio and strict risk selection criteria. The result is particularly strong considering that the underwriting profit was adversely affected by a frequency of natural catastrophes during the year, namely Cyclone George and storms in Canberra, Newcastle and surrounds, Lismore, Melbourne and Sydney. The results are also after absorbing overall premium rate reductions of 3% during the year. The risk margins in outstanding claims remain substantially unchanged from 2006.

QBE is a market leader for most of the commercial products that we underwrite in Australia. Our commercial lines are 72% of total gross written premium and personal lines are 28%. Premium rates for most commercial lines portfolios were reduced during the year reflecting the improved claims experience and to ensure that we continue to retain our quality customers. Claims frequency continues to be at acceptable levels for a large percentage of portfolios.

Gross written premium increased by 4% to $2,596 million and gross earned premium increased by 4% to $2,518 million. The small overall premium rate reductions were more than offset by continued high customer retention and organic growth, with increased market share achieved in some lines of business. Net earned premium increased 4% to $2,141 million.

All our business units produced an underwriting profit and a return on allocated capital above QBE's minimum requirement. Many of our insurance products produced underwriting profits ahead of plan, primarily due to the continued focus of our underwriting, claims and actuarial teams on portfolio segmentation and claims frequency. Our property, personal motor and householders' portfolios were affected by claims from the catastrophes during the year and some large individual risk claims. The QBE compulsory third party and commercial motor portfolios produced lower than expected results, primarily from increased large individual risk claims and increased competition. Growth in our New South Wales compulsory third party portfolio was partly affected by the establishment of the Lifetime Care and Support government initiative and increased competition for this product, which together have meant a reduction in premium income in this class by 12% compared with last year.

The continuation of low attritional claims in most classes of business has enabled us to absorb the increase in frequency of catastrophes and large individual risk claims and achieve a very satisfactory net claims ratio of 55.2% compared with 55.9% last year.

The commission ratio marginally increased from 11.8% to 12.0% due to increased broker sourced business. The expense ratio increased from 15.2% to 15.7%, up mainly due to increased government fire brigade levy charges. Expenses include contributions to various State Fire Brigade Authorities

KEY RATIOS – AUSTRALIAN OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER		2007	2006
Gross written premium	$M	**2,596**	2,491
Gross earned premium	$M	**2,518**	2,428
Net earned premium	$M	**2,141**	2,051
Claims ratio	%	**55.2**	55.9
Commission ratio	%	**12.0**	11.8
Expense ratio	%	**15.7**	15.2
Combined operating ratio	%	**82.9**	82.9
Insurance profit to net earned premium	%	**25.6**	24.7

PORTFOLIO MIX – AUSTRALIAN OPERATIONS

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2007 %	2006 %		2007 %	2006 %
Property	**19.4**	17.9	Compulsory third party	**6.8**	7.3
General liability	**17.4**	20.5	Professional indemnity	**4.8**	5.6
Motor vehicle	**10.8**	10.0	Credit and surety	**4.5**	4.0
Householders	**10.5**	10.5	Marine and aviation	**4.3**	4.6
Workers' compensation	**9.8**	8.7	Travel	**1.6**	1.3
Accident and health	**9.3**	8.6	Other	**0.8**	1.0

Surf Life Saving Association of Australia surfboat race, Sydney, AUSTRALIA.

JULY/DECEMBER 2001
Purchased two aviation underwriting pools

2004
JUNE

QBE Insurance Group purchased ING's 50% share in the QBE Mercantile Mutual joint venture in Australia and ING's Australian general insurance underwriting business conducted by Mercantile Mutual Insurance (Australia) Limited and Mercantile Mutual Insurance (Workers' Compensation) Limited.

which represent 5.2% of net earned premium compared with 4.4% in 2006. We incurred additional costs on a number of new initiatives to improve efficiencies, customer service and interface with intermediaries. These costs were offset by higher performance fees from the New South Wales workers' compensation managed fund.

Australian operations won the National Insurance Brokers Association "General Insurer of the Year" Award for the sixth consecutive year. This award reflects the recognition of our initiatives to further improve our relationships with distribution channels which have enabled us to maintain a high customer retention and see many new business opportunities. Our information technology strategy continues to be focused on improving communication and service and removing duplication and unnecessary manual intervention that exists in our daily dealings with intermediaries and customers. We have substantially increased the number of automated premium and claims transactions with our intermediaries in the past 12 months. We have decided to lapse professional and general liability business due to inadequate premiums in certain segments and increased class actions through plaintiff lawyers and litigation funders. We are not prepared to write business in segments of the market that do not meet our profitability requirements.

We negotiated agreements to acquire four underwriting agencies in the second half of 2007 and entered into a distribution arrangement with Elders, the latter providing greater exposure to the rural and provincial markets. The current market conditions still allow us to meet our profit requirements for the substantial majority of our products. We expect a further slight reduction in overall premium rates in 2008 of around 3% for most commercial lines and the combined operating ratio to deteriorate slightly from the excellent result achieved for 2007. We also expect premium growth in 2008 to be close to 10% due to the acquisition of the new underwriting agencies and new business opportunities resulting from the quality services being provided to intermediaries.

We are working on a number of exciting strategic initiatives to improve our top and bottom line going forward. These initiatives, supported by a strong and experienced team of insurance professionals and management, give us confidence regarding our future performance. I appreciate the enormous support and effort by the entire Australian team during the year and the contribution that they have made to achieving the outstanding results in 2007.

Terry Ibbotson
Chief executive officer – Australian operations



Asia-Pacific operations

NOVEMBER 1984
Purchase of majority share in Hong Kong & Shanghai Insurance

JUNE 1989
Thailand joint venture established

JULY 1994
Indonesian joint venture established

APRIL/MAY 2001
HIH New Zealand portfolio assumption
Zurich New Zealand and Zurich Papua New Guinea operations acquired

Asia-Pacific operations produced another outstanding underwriting result with a combined operating ratio of 82.7%, unchanged from last year, and an insurance profit margin of 25.0% compared with 23.3% last year. The result reflects a lower frequency of large property claims, partly offset by an increase in catastrophe claims from floods in Indonesia and Fiji, the Gisborne earthquake in New Zealand and a tsunami in the Solomon Islands.

All of the 15 countries in which we operate produced an underwriting profit and overall claims frequency continues to be low. This is an excellent achievement given the competitive environment that prevailed during the year. New Zealand, the Pacific Islands, Hong Kong and Singapore all produced strong underwriting profits.

Gross written premium was maintained at $583 million, the same as last year, despite overall average premium rate reductions of 6%, the stronger Australian dollar and increased competition in most markets. Net earned premium growth was affected by new quota share reinsurance arrangements with our captive reinsurer, Equator Re.

The claims ratio was 41.3% compared with 42.6% last year. The improvement is mainly due to the lower level of large individual property claims during the year and continued low attritional claims partly offset by the increase in catastrophe claims. The combined commission and expense ratio increased to 41.4% compared with 40.1% last year. A slightly lower commission expense was offset by increased costs relating to new systems.

We have entered into a joint venture arrangement with Prism Cement, a majority owned subsidiary of the Rajan Raheja Group, to establish a new general insurance business in India. The Rajan Raheja Group is a highly reputable industrial group and provides substantial distribution channels for the products that we propose to write in the Indian market. We are waiting on regulatory approvals for our licence and expect that we will commence writing business later this year. QBE has a 26% interest in the joint venture with the right to increase this holding to 50% when permitted by the regulators. Our initial capital contribution will be $7 million.

KEY RATIOS – ASIA-PACIFIC OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER		2007	2006
Gross written premium	$M	**583**	583
Gross earned premium	$M	**570**	570
Net earned premium	$M	**416**	446
Claims ratio	%	**41.3**	42.6
Commission ratio	%	**20.0**	20.4
Expense ratio	%	**21.4**	19.7
Combined operating ratio	%	**82.7**	82.7
Insurance profit to net earned premium	%	**25.0**	23.3

PORTFOLIO MIX – ASIA-PACIFIC OPERATIONS

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2007 %	2006 %		2007 %	2006 %
Property	**22.6**	21.6	Workers' compensation	**5.1**	5.7
Motor and motor casualty	**15.3**	15.2	Engineering	**4.7**	4.5
Marine	**13.7**	13.7	Householders	**2.3**	2.9
Professional indemnity	**13.3**	12.5	Travel	**2.1**	1.4
Liability	**10.0**	9.8	Other	**2.0**	2.2
Accident and health	**7.0**	8.1	Financial and credit	**1.9**	2.4



Exuberant crowd showers turmeric powder colouring everyone in the yellow kinship of devotion, INDIA.

JUNE 2004
Acquired Zurich operations in Singapore

2007
JULY

QBE Insurance Group entered into a joint venture agreement with Prism Cement, a majority owned subsidiary of the Rajan Raheja Group, to establish a general insurance company in India. Entry into the large and rapidly growing Indian general insurance market is part of QBE's ongoing strategy of product and geographic diversification in the Asia-Pacific region.

We are in the process of reviewing our strategy for China to determine what opportunities exist that would create added value to shareholders. QBE has had a representative office in Guangdong since 1997.

We have successfully implemented new systems for all our major operations. We have also established our own highly cost effective applications development centre in the Philippines. These initiatives will enable us to improve our efficiency and, in particular, our interface and relationship with intermediaries.

We continue to focus on optimising customer retention, building specialist product lines through major international brokers and increasing our agency distribution. We have not converted any acquisitions during the year due to the high price being paid by our competitors. We will continue to look for acquisition opportunities but we will only pay prices which meet our acquisition criteria.

The 2007 result was again outstanding. Our underwriting results compare favourably against our peers, reflecting the focus that the Asia-Pacific team has on meeting QBE's profit requirements and creating wealth for our shareholders. Competition continues to be strong and we anticipate overall average premium rates to be slightly lower in 2008. The quality of our business is such that we expect 2008 underwriting profit to continue to be robust but at a slightly higher combined operating ratio than 2007.

We have an experienced team of insurance professionals and management in each of the countries in which we operate. I extend my sincere appreciation to my team for their hard work and significant contribution during the past 12 months. I also extend my gratitude to our joint venture partners and our intermediaries for their support and contribution to the success of our many excellent businesses.

Michael Goodwin
Chief executive officer – Asia-Pacific operations



European operations

JULY/OCTOBER 1988
Universal Insurance Co. of Ireland and Imperial Chemicals Re acquisitions

DECEMBER 1999
Iron Trades acquisition

2000
AUGUST
QBE Insurance Group acquired Limit plc, a major corporate capital provider and manager of capacity in the Lloyd's market.

QBE European operations comprises general insurance business written in the UK, Ireland and 15 countries in mainland Europe. It also includes general insurance and reinsurance business written in the Lloyd's market and the reinsurance business written through our Dublin office.

The combined operating ratio for European operations was 84.8% compared with 86.1% last year and the insurance profit margin was 26.0% compared with 22.3% last year. The underwriting results have been assisted by a continued low level of large catastrophe claims and continued low attritional claims despite overall average premium rates being reduced by a further 4.5% in the year.

Gross written premium reduced by 4% to $5,137 million and gross earned premium reduced by 1% to $5,158 million. A continued high level of customer retention and new business written from initiatives such as the Lloyd's aviation syndicate 5555 which commenced in October 2006 were more than offset by the above reduction in overall average premium rates, the appreciation of the cumulative average Australian dollar rate of exchange against sterling by 2.0% and the appreciation of the cumulative average sterling rate of exchange against the US dollar by 8.5%. Gross written premium in sterling was up 1% although, using 2006 foreign exchange rates, premium growth was 4%. Approximately 34% of our European operations' business is written in US dollars. Net earned premium reduced 8% to $3,653 million, primarily due to increased proportional reinsurance with Equator Re. Net earned premium before the proportional reinsurance to Equator Re reduced by 1% to $4,105 million.

Further progress has been made during 2007 with the integration of the management, underwriting and support services of our Lloyd's, London market and European businesses. New system platforms are being implemented to further drive efficiencies.

QBE UNDERWRITING LIMITED (LLOYD'S DIVISION)

QBE Underwriting Limited is currently the largest manager and QBE is the second largest provider of capital at Lloyd's of London. The name was changed from Limit Underwriting Limited to QBE Underwriting Limited for the 2008 year. QBE provides 100% of capital for syndicates 566, 2000, 1036, 5555 and 1886 and 69% of capital for syndicate 386. Our Lloyd's capacity for 2008 remains the same as 2007 at £1.1 billion.

Our Lloyd's results for 2007 were outstanding with a combined operating ratio of 75.7% compared with 82.1% last year and an insurance profit margin of 36.0% compared with 26.3% last year. This significant improvement is due to the low level of large catastrophes in 2007 and the profitable earn out of the 2006 and 2005 underwriting years, particularly for

KEY RATIOS – EUROPEAN OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER		LLOYD'S DIVISION 2007	LLOYD'S DIVISION 2006	QBE INSURANCE EUROPE 2007	QBE INSURANCE EUROPE 2006	TOTAL EUROPEAN OPERATIONS 2007	TOTAL EUROPEAN OPERATIONS 2006
Gross written premium	$M	**2,634**	2,711	**2,503**	2,646	**5,137**	5,357
Gross earned premium	$M	**2,621**	2,475	**2,537**	2,720	**5,158**	5,195
Net earned premium	$M	**1,627**	1,644	**2,026**	2,326	**3,653**	3,970
Claims ratio	%	**40.9**	49.4	**60.6**	61.0	**51.8**	56.2
Commission ratio	%	**19.6**	20.7	**16.1**	14.8	**17.7**	17.3
Expense ratio	%	**15.2**	12.0	**15.4**	13.1	**15.3**	12.6
Combined operating ratio	%	**75.7**	82.1	**92.1**	88.9	**84.8**	86.1
Insurance profit to net earned premium	%	**36.0**	26.3	**18.0**	19.4	**26.0**	22.3

PORTFOLIO MIX – LLOYD'S DIVISION

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2007 %	2006 %		2007 %	2006 %
Marine, energy and aviation	**29.3**	27.8	Workers' compensation	**6.7**	8.7
Public/product liability	**26.0**	20.5	Financial and credit	**1.8**	1.9
Property treaty	**17.0**	18.3	Accident and health	**1.5**	1.2
Professional indemnity	**9.2**	12.9	Motor and motor casualty	**0.8**	0.8
Property facultative and direct	**7.5**	7.7	Bloodstock	**0.2**	0.2



A dawn flight at Bristol hot air balloon fiesta, ENGLAND.

DECEMBER 2003
Syndicate 980 (Ensign)

APRIL 2005
Greenhill Underwriting Group acquisition

AUGUST 2005
MiniBus Plus acquisition

NOVEMBER 2005
British Marine Holdings acquisition

syndicates 386, 566 and 1036 which all produced underwriting profits ahead of expectation. Our aviation syndicate 5555 was impacted by a frequency of airline losses during 2007. Overall claims frequency continues to be low due to the actions taken to improve segments of portfolios and reduce attritional claims.

Gross written premium was down 3% to $2,634 million and gross earned premium was up 6% to $2,621 million. The fall in gross written premium is due to the reduction in overall average premium rates and, in particular, the substantial appreciation of sterling against the US dollar on the conversion of business written in US dollars. Customer retention remains high and we continue to see a number of opportunities to write new business. Net earned premium reduced by 1% to $1,627 million mainly due to the higher proportional reinsurance to Equator Re. The increase in net earned premium before the proportional reinsurance to Equator Re was 8%.

The net claims ratio reduced from 49.4% to 40.9%. This substantial improvement is due to the low level of large catastrophe claims, the profitable earn out of the 2006 and 2005 underwriting years and the low frequency of claims due to the focus of our various syndicates on portfolio segmentation. The commission ratio was 19.6% compared with 20.7% reflecting the slight change in the mix of business. The expense ratio increased from 12.0% to 15.2% partly due to the lower net earned premium but also from higher staff incentives from the increased profits and an increased spend on systems and information technology projects.

We were not successful with our proposal to buy out external Names on syndicate 386 during the year. Our offers were deemed to be insufficient by members' agents acting on behalf of the Names. We will monitor the expectations of Names but we do not anticipate making any further offers or increasing our participation in 386 in the short term. We have, however, been able to merge our London market casualty operations and now have a single team of professionals controlling all casualty business written through European operations. We are confident that the combination of these businesses will be beneficial to our clients, our shareholders and Names.

QBE INSURANCE EUROPE

QBE Insurance Europe ("QIE") writes insurance business in the UK, Ireland and 15 countries in mainland Europe and reinsurance business in Dublin. It also includes the results of our British Marine operations.

QIE produced a combined operating ratio of 92.1% compared with 88.9% last year and an insurance profit margin of 18.0% compared with 19.4% last year. The higher combined operating ratio reflects an increase in large individual risk and catastrophe claims and an increase in the commission and the expense ratios as addressed below.

The claims ratio decreased from 61.0% to 60.6% despite an increase in large individual risk claims and the impact of overall average premium rate reductions, particularly on our employers' liability, professional liability and general liability portfolios.

PORTFOLIO MIX – QBE INSURANCE EUROPE

GROSS EARNED PREMIUM
FOR THE YEAR ENDED 31 DECEMBER

	2007 %	2006 %		2007 %	2006 %
Motor casualty	**22.7**	23.3	Property treaty	**4.2**	4.2
Public/product liability	**17.8**	17.8	Other	**3.0**	2.6
Professional indemnity	**16.6**	14.0	Financial and credit	**2.6**	3.3
Property facultative and direct	**11.6**	11.2	Bloodstock	**1.8**	2.3
Workers' compensation	**10.0**	10.6	Accident and health	**1.2**	1.7
Marine, energy and aviation	**8.5**	9.0			

We continue to experience low attritional claims on the majority of our portfolios. Our commercial motor portfolio produced a small underwriting profit in line with expectations but continues to be impacted by competition prepared to write business at a loss. Our casualty portfolios continue to perform extremely well given the level of competition. Our property portfolios were affected by the UK floods and the increase in large individual risk claims.

Gross written premium reduced by 5% to $2,503 million, primarily due to the overall premium rate reductions for most classes of business and the strength of the Australian dollar and the stronger sterling against the US dollar on conversion of business written in US dollars. Gross written premium includes the Central and Eastern European operations which were transferred back to QIE management from the start of 2007. Net earned premium after new proportional reinsurance arrangements with Equator Re was down by 8% to $2,135 million.

The commission ratio was 16.1% compared with 14.8% last year with the change due to the slight shift in mix of business. The expense ratio increased from 13.1% to 15.4% reflecting higher information technology costs and the lower net earned premium. We have also incurred additional expenses in further building our quality team of experienced professionals to implement our strategy for organic growth in core commercial lines products in regional UK and mainland European markets. Expenses also increased from our successful acquisition of a Swiss motor intermediary and the transfer of the Central and Eastern Europe operations to QIE.

SUMMARY

We now have a significant number of operations in mainland Europe, being in Bulgaria, the Czech Republic, Denmark, Estonia, France, Germany, Hungary, Italy, Luxembourg, Macedonia, Slovakia, Spain, Sweden, Switzerland and Ukraine with Romania added from the start of 2008. Most of the established operations produced underwriting profits but small losses were made in France, Germany, Italy, Spain and Sweden due to the cost of investing in people and infrastructure as we build the businesses in these countries.

We continue to look for opportunities to acquire insurance companies and distribution channels. We have attracted a number of highly skilled and experienced staff to assist with our objective of building our business outside of the London market in regional UK and in mainland Europe. Our product leaders in our London operations have consistently shown that they can meet and exceed QBE's profit requirements and our aim is to use these product skills to build on our substantially increased distribution throughout the UK and Europe. We are targeting our non London market gross written premium to be close to $1 billion by 2010.

The integration of the Group's Central and Eastern European operations back into European operations has gone extremely well. It has given us the opportunity to adopt a common strategy for our core products across the whole of Europe.

The significant renewal season on 1 January 2008 saw a further reduction in overall premium rates by 4% although this varied markedly by class of business. Our 2008 exposure to major catastrophes is largely unchanged from 2007. We have been able to restructure some of our reinsurance programmes to enable us to reduce the cost of reinsurance for 2008 and allow Equator Re to participate further on a number of our protections. We have had to cancel some business and have withdrawn from a few classes such as contaminated products and our small US casualty, directors & officers and errors & omissions portfolios due to our concerns with class actions and contagion risk in the US.

Despite the lower premium rates and cancellation of some business, we expect gross written premium in 2008 in sterling to increase by around 2.5% from our initiatives in regional UK and mainland Europe. Achieving our target will largely depend on premium rates not falling further than anticipated and sterling not appreciating against the US dollar. We continue to look for opportunities to build and diversify our business. We maintain a conservative approach to reinsurance purchasing and our retentions for large individual risk claims and catastrophes. These, together with our comprehensive segmentation of every portfolio, our philosophy of cautious reserving of prior year exposures and our substantial allowance in unearned premium for large individual risk claims and catastrophes give us confidence regarding our results for 2008. However, it must be noted that 2006 and 2007 were relatively benign years for large catastrophes. We therefore expect our combined operating ratio to be higher compared with recent years, assuming that large individual risk and catastrophe claims do not exceed the substantial allowance in our business plans.

2007 was another exceptional year in terms of profitability for our European operations. We look forward to carefully building our commercial lines business outside of the London market and improving efficiencies after incurring substantial costs to consolidate and implement new information technology systems. We have an excellent team and strong portfolio management capabilities.

I appreciate the enormous support and hard work of my team. I thank them for their contribution to the very strong 2007 result.

Steven Burns
Chief executive officer – European operations



the Americas

Ticker tape parade in New York, UNITED STATES.

QBE the Americas includes the business written in the US and Latin America. There are four main streams of business.

The speciality insurance programme business focuses on niche products mainly written through managing agents who have a proven track record of profitability. Our general insurance business comprises regional brands that focus on small to medium sized clients throughout the US and distributes insurance products through independent and captive agents. The Latin American division comprises general insurance operations in Argentina, Brazil, Colombia and Mexico. The fourth stream is our US based reinsurance business, supporting predominantly small to medium insurers and with limited net exposure to major catastrophes and nationwide clients.

QBE's operations in the Americas produced a combined operating ratio of 93.6% compared with 89.7% last year and an insurance profit margin of 12.8% compared with 13.9% last year. The increased combined operating ratio is primarily due to the strengthening of our risk margins in outstanding claims, the impact of the current higher combined operating ratio of the Winterthur US (now called "QBE Regional Insurance") business and higher individual risk claims. The combined operating ratios of the two large acquisitions in the US were on target with QBE Regional Insurance producing 93.7% and Praetorian Financial Group producing 86.1%.

Gross written premium increased 88% to $3,656 million and gross earned premium increased 112% to $3,976 million. The substantial increase was due to the acquisitions made in 2007, offset partly by the need to cancel some existing business due to competition and less than adequate pricing. Overall average premium rates were down by less than 1%, which includes the impact of the change in legislation in Florida which mandated reductions in premium rates on condominiums. The QBE Regional Insurance and Praetorian Financial Group acquisitions are consolidated from 1 June 2007 and 1 April 2007 respectively. Growth was impacted by the 9.8% appreciation of the Australian dollar. Gross written premium in US dollars increased by 109%.

Net earned premium increased by 123% to $2,574 million. The substantial difference between gross and net earned premium is primarily due to proportional reinsurance ceded to our captive Equator Re and other quality reinsurers for our specialty programme business. Of the total reinsurance expense of $1,402 million, 79% related to proportional reinsurance.

The net claims ratio was 59.4% compared with 55.9% last year. The increase was primarily due to the strengthening of risk margins in outstanding claims, higher individual risk claims and the inclusion of the recent acquisitions. The commission ratio was 22.8% compared with 25.6% last year and the expense ratio increased from 8.2% to 11.4%. The change in ratios was primarily due to the change in distribution, the higher expense ratios relating to the recent acquisitions and the change in mix between general insurance and reinsurance business.

The proportion of general insurance business for 2007 was 89% of total gross written premium compared with 77% last year. This reflects our strategy of building our general insurance business. We expect our reinsurance business to be around



OCTOBER 1992
Victory Re acquisition

AUGUST 1993
Royal Re American acquisition

MAY 2001
Acquired 65% of HIH Argentina – increased to 83% in 2002

MAY 2005
Central de Seguros, Colombia acquisition

Substantial progress has been made with the integration of QBE Regional Insurance and Praetorian Financial Group.

Our estimate of synergies from the two acquisitions has been increased from the previously announced $50 million after income tax to $100 million after income tax.

10% of total gross written premium for 2008 as the recent acquisitions are consolidated for the full year. The majority of our products produced excellent underwriting results with the acquisitions producing results in line with expectations. Our proportional inward reinsurance business was affected by the increased frequency of catastrophes and an increase in claims provisions for some prior year business.

Substantial progress has been made with the integration of QBE Regional Insurance and Praetorian Financial Group with synergies expected to be higher than previously advised. The Praetorian Financial Group business has been fully integrated with QBE's specialty insurance programme business. The final stage is to transfer all Praetorian Financial Group data to QBE's systems which is projected to be completed by mid 2008. We have merged National Farmers Union and QBE Agri business, our existing general insurance brands, into QBE Regional Insurance and have appointed a team of seasoned professionals to ensure that QBE adopts best practice for all its general insurance business written through independent and captive agents. The integration is well ahead of plan and we expect major QBE Regional Insurance initiatives to be completed by the end of 2008. Our estimate of synergies from the two acquisitions has been increased from the previously announced $50 million after income tax to $100 million after income tax.

Following a thorough review of the various insurance portfolios including the acquired companies, we have decided to cancel some business which we believe will not meet our profit requirements going forward. We have also implemented a number of changes to improve the profitability of the QBE Regional Insurance personal motor business. We are on track to achieve the combined operating ratio targets previously advised to the market, subject of course to the usual caveats on large individual risk claims and catastrophes and pricing.

KEY RATIOS – the AMERICAS

FOR THE YEAR ENDED 31 DECEMBER		2007	2006
Gross written premium	$M	**3,656**	1,941
Gross earned premium	$M	**3,976**	1,876
Net earned premium	$M	**2,574**	1,153
Claims ratio	%	**59.4**	55.9
Commission ratio	%	**22.8**	25.6
Expense ratio	%	**11.4**	8.2
Combined operating ratio	%	**93.6**	89.7
Insurance profit	%	**12.8**	13.9

PORTFOLIO MIX – the AMERICAS

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2007 %	2006 %
Property	**31.3**	38.8
Motor and motor casualty	**27.1**	17.7
Casualty	**19.0**	21.6
Accident and health	**10.8**	14.0
Workers' compensation	**7.8**	3.1
Other	**4.0**	4.8



Ticker tape parade in New York, UNITED STATES.

SEPTEMBER 2005
National Farmers Union Property and Casualty acquisition

2007
MARCH/MAY

The acquisitions of Winterthur US and Praetorian Financial Group complete QBE Group's strategy of building four major streams of business in the Americas: specialist insurance programmes; property and casualty insurance in regional markets; reinsurance; and Latin America.

Our Latin American businesses exceeded our expectations in terms of profitability. The combined operating ratio was 93.3% compared with 94.5% last year, with all countries producing underwriting profits. Gross written premium was $263 million compared with $202 million. The 2007 premium income includes Cumbre Seguros SA de CV from 1 November 2007. Cumbre Seguros is a profitable commercial lines portfolio of small to medium sized clients with an expected annualised gross written premium of $60 million.

The acquisitions in 2007 and the recent acquisition of North Pointe Holdings, expected to be completed in mid 2008, will assist growth in 2008. However, our insistence on maintaining our pricing will mean that we will lose some business that does not meet our profit requirements. We expect gross written premium to be close to US$4.3 billion in 2008. We also expect overall average premium rates to remain at 2007 levels.

The synergies from the recent acquisitions, remedial action on some underperforming portfolios from the recent acquisitions and our tough stance on pricing are all aimed at improving the combined operating ratios and the profit generated by QBE the Americas in 2008. The recent acquisitions have strengthened our insurance and management teams, who maintain a continued focus and awareness of the need to increase the wealth of QBE shareholders. QBE's proven and successful OPENUPQBE management programmes targeting leadership and business acumen behaviours are being introduced to our newly acquired employees. We are beginning to see the benefits of these programmes to our new acquisitions.

Subject to large individual risk claims and catastrophes not exceeding the allowance in our business plans, we expect the combined operating ratio to be lower than 2007 and overall close to 90%.

Our strategy in the US continues to target the segments of the market which we believe will provide QBE with consistent returns over the long term. We are not as exposed to major risks and catastrophes as many of our peers. We have little desire to write nationwide accounts and large corporate risks and will instead maintain our focus on servicing small to medium market accounts.

The team in QBE the Americas appreciates the enormous support provided by the board and management of QBE Group with the many acquisitions made over the past three years. We are extremely happy with the quality of our team, our business and our producers.

I express my sincere appreciation for the hard work and dedication that I have received from my team over the past 12 months, particularly with the significant progress in integrating our recent acquisitions.

Tim Kenny
Chief executive officer – the Americas



Equator Re

Equator Re provides reinsurance protections to QBE's subsidiaries around the world, including participations on a number of the Group's excess of loss and proportional reinsurance protections with external reinsurers.



Des Fogarty President – Equator Reinsurances Limited

Equator Re is QBE's wholly owned captive reinsurer based in Bermuda. It provides reinsurance protections for QBE's subsidiaries around the world to assist in capital and balance sheet management. Equator Re provides protection below the retentions deemed appropriate for the Group and participates on a number of the Group's excess of loss and proportional reinsurance protections with external reinsurers. The exposures written by Equator Re are included in the Group's maximum event retention, which is the Group's estimated net claims from its largest single realistic disaster scenario. All business written is subject to independent pricing by the Equator Re team and third party benchmarking where appropriate.

Equator Re produced a combined operating ratio of 80.5% compared with 81.4% last year and an insurance profit margin of 23.1% compared with 24.9% last year. The comprehensive modelling that we use for the selection of business written and lower than anticipated catastrophe claims have contributed to the solid insurance profit margin. The results are after maintaining significant risk margins in outstanding claims.

Gross written premium increased by 121% to $1,990 million and net earned premium by 165% to $1,426 million. The substantial growth is due to additional participation on excess of loss protections otherwise placed in the external markets and a 50% quota share of the Praetorian Financial Group business from 1 January 2007 which

KEY RATIOS – EQUATOR RE

FOR THE YEAR ENDED 31 DECEMBER		2007	2006
Gross written premium	$M	**1,990**	901
Gross earned premium	$M	**1,631**	678
Net earned premium	$M	**1,426**	538
Claims ratio	%	**54.6**	63.6
Commission ratio	%	**22.0**	13.0
Expense ratio	%	**3.9**	4.8
Combined operating ratio	%	**80.5**	81.4
Insurance profit	%	**23.1**	24.9

PORTFOLIO MIX – EQUATOR RE

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2007 %	2006 %		2007 %	2006 %
Public/product liability	**31.1**	47.0	Workers' compensation	**8.4**	0.2
Property	**25.1**	21.4	Accident and health	**3.4**	8.7
Marine, energy and aviation	**15.4**	10.5	Professional indemnity	**3.0**	4.8
Motor and motor casualty	**12.7**	5.5	Financial and credit	**0.6**	1.7
			Other	**0.3**	0.2



Gombey dancers, Hamilton, BERMUDA.

2007
JANUARY

Equator Re assumed the obligations under a 50% quota share reinsurance of Praetorian Financial Group, previously written by the former parent Hannover Re.

had been written previously by the former owner, Hannover Re. Each of the operating divisions' reinsurance costs includes the amount reinsured to Equator Re and these amounts are eliminated in the overall Group results. Equator Re purchased excess of loss protection for large individual risk and catastrophe losses to ensure that the Group's maximum event retention would not be exceeded. The cost of these excess of loss protections was 2% of gross written premium.

The net claims ratio was 54.6% compared with 63.6% last year. The improvement is due to fewer catastrophes and the new proportional business written. The commission ratio increased from 13.0% to 22.0% due to the new proportional business written, particularly the Praetorian quota share. Growth in premium enabled the expense ratio to reduce from 4.8% to 3.9%.

For 2008, we expect Equator Re will write gross written premium of close to $2.1 billion with the increase coming from additional excess of loss reinsurance from the divisions. Equator Re's maximum event retention will remain substantially unchanged from that of 2007. Subject to large individual risk and catastrophe claims not exceeding the allowance in our business plans, we expect the combined operating ratio to continue to be less than 90% for the next 12 months.

Equator Re's policy is to maintain a capital adequacy multiple of 1.5 times APRA's minimum capital requirement for Australian licensed insurers. It has a Standard & Poor's insurer financial strength rating of A+ and shareholders' funds at year end of $1 billion. Equator Re is, and will continue to be, a significant part of QBE's strategy for the management of capital, maximum event retention and large individual risk and catastrophe claims throughout the Group.

Equator Re has a dedicated team of insurance professionals to manage the business. I would like to take this opportunity to thank the team for their hard work and excellent contribution over the past 12 months.

Des Fogarty
President – Equator Reinsurances Limited



Investments

QBE's investment team is very pleased to have outperformed our financial targets and internal benchmarks in a very difficult year for most investment markets. Our absolute return, low risk investment strategy has proven to be a successful long term strategy for the Group.



New Year's eve fireworks, marking the start of the festival of Sydney, AUSTRALIA.

Mark ten Hove Group general manager – Investments

Once again our absolute return and low risk strategy has worked well for QBE shareholders in the past 12 months. Investment income was well ahead of budget and our internal benchmarks.

Gross investment income was $1,398 million compared with $985 million last year. The gross investment yield was 6.3% compared with 5.2% last year. The yield includes net realised and unrealised gains on equities of $100 million before income tax compared with gains of $104 million before income tax last year. The yield on cash and fixed interest securities increased from 4.7% to 5.9%. The yield on cash and fixed interest securities also includes unrealised gains and losses to bring investments to market value. Our outperformance against budget and our internal benchmarks was due to interest rates being slightly higher than anticipated in some markets, and our decisions to be short duration on cash and fixed interest securities and to lock in our equity gains in late April through equity hedges. Investment income is also substantially higher than last year due to increased cash flow and investment income from acquisitions. Investment income was adversely impacted by the appreciation of the Australian dollar which reduced overseas investment income significantly when converted into Australian dollars. Net investment income including borrowing costs and investment expenses increased from $822 million to $1,132 million.

At 31 December 2007, we held equity hedges to protect our listed equity portfolio which was 7% of total investments and cash. Our equity portfolio was invested 51% in Australia, 24% in the UK, 18% in the US and 7% in portfolios in other countries. Our equity hedges were rolled to the middle of March 2008 which means that our 2008 investment returns have been protected against the significant fall in equity markets since year end.

Our cash and fixed interest portfolios continue to be invested in high quality securities with an average maturity of 0.3 years at year end. Approximately 96% of our cash and fixed income securities have a Moody's rating of Aa3 or better. Since year end, we have lengthened the duration of our cash and fixed interest portfolios except those securities denominated in US dollars. The strong cash flow and acquisitions in 2007 have resulted in a 23% increase in investments and cash from $20.0 billion at 31 December 2006 to $24.6 billion at 31 December 2007. The appreciation of the Australian dollar reduced the value of our overseas investment and cash portfolio in Australian dollars by $1.7 billion during the year.

We will continue with our absolute return, low risk investment strategy. We have now outperformed the absolute return targets in eight out of the past nine years since these targets were introduced. Our short duration strategy has worked consistently for us during a period of rising interest rates in the past few

INVESTMENT INCOME

FOR THE YEAR TO 31 DECEMBER	2007 $M	2006 $M
Equity income	**166**	151
Income on fixed interest, short term money and cash	**1,211**	822
Investment property income	**5**	7
Gains (losses) on sale of controlled entities	**2**	(1)
Other income	**14**	6
Gross investment income	**1,398**	985
Foreign exchange gains	**15**	18
Borrowing costs	**(218)**	(128)
Other expenses	**(54)**	(32)
Net cost of ABCs	**(9)**	(21)
Net investment income	**1,132**	822

TOTAL INVESTMENTS AND CASH

AS AT	31 DECEMBER 2007		31 DECEMBER 2006	
	$M	%	$M	%
Cash	**988**	**4.0**	1,019	5.1
Short term money	**16,317**	**66.3**	10,040	50.3
Fixed interest securities and other	**5,552**	**22.6**	7,134	35.7
Equities	**1,656**	**6.7**	1,741	8.7
Investment properties	**93**	**0.4**	38	0.2
Total investments and cash	**24,606**	**100.0**	19,972	100.0

CURRENCY MIX

MARKET VALUE OF EQUITIES	2007 %	2006 %	MARKET VALUE OF TOTAL INVESTMENTS AND CASH	2007 %	2006 %
Australian dollar	**51**	46	Australian dollar	**26**	28
Sterling	**24**	27	Sterling	**24**	35
US dollar	**18**	15	US dollar	**39**	24
Other	**7**	12	Other	**11**	13

years. We outperformed our internal benchmarks in equity markets primarily because we locked in our equity gains for 2007 in late April.

We continue to maintain a policy of matching liabilities with assets of the same currency as far as practicable and matching "tradeable" overseas shareholders' funds back into Australian dollars. The additional income arising from hedging of overseas shareholders' funds back into Australian dollars due to interest rate differentials is included in cash and fixed interest returns.

Subject to no further appreciation of the Australian dollar from current levels, we anticipate cash flow will bring investments and cash to in excess of $27 billion by the end of 2008. Recent reductions in US interest rates will impact our yields for 2008. However, we believe that our absolute return strategy and higher yields currently being achieved on our Australian dollar and Euro portfolios should enable us to achieve a gross yield of around 5.5% for 2008. This assumes a 5% capital appreciation on equities during the year. To support our absolute return strategy we have developed a comprehensive investment model which enables us to review the implications of numerous investment scenarios and asset allocations. This model continues to be an extremely valuable tool for actively managing our investment portfolio and monitoring our strategy.

We will only release the hedges on equities when we perceive that the fundamentals have improved markedly and we believe there is sufficient upside in the various markets. We have lengthened the duration on our fixed interest income portfolio to obtain improved yields; however, we expect to remain relatively short for the rest of 2008.

We have no direct investment exposure in the US or elsewhere to sub-prime mortgage assets, collateralised debt obligations, collateralised loan obligations or similar structured products. We obviously have some indirect exposure via our investments in and our deposits with major highly rated banks.

Our key objectives for 2008 include the upgrade of our funds management and treasury systems; the enhancement of our investment teams to take on additional portfolios; and we aim to further reduce costs as a percentage of funds under management.

2007 has been a very difficult year for most investment teams. The QBE team has once again produced a high quality result. I would like to thank my team for their contribution, hard work and discipline during the past year.

Mark ten Hove
Group general manager – Investments



Board of directors

LEN BLEASEL AM

FAIM, FAICD, AGE 65

Mr Bleasel was appointed an independent non-executive director of QBE in January 2001. He is chairman of the remuneration committee and a member of the audit committee. Mr Bleasel is chairman of ABN AMRO Australia Holdings Pty Limited and APA Group. He is also chairman of the Zoological Parks Board of NSW and is on the advisory boards of various charities.

DUNCAN BOYLE

BA, FCII, AGE 56

Mr Boyle was appointed an independent non-executive director of QBE in September 2006. He is a member of the audit and remuneration committees. Mr Boyle is a director of Stockland Trust Group and has 35 years experience in the insurance industry in Australia, New Zealand and the UK.

JOHN CLONEY

FANZIIF, FAIM, FAICD, AGE 67
CHAIRMAN

Mr Cloney joined QBE as managing director in 1981. He retired in January 1998, at which time he became a non-executive director. He was appointed deputy chairman in April 1998 and chairman in October 1998. He is chairman of the chairman's and funding committees, and a member of the investment and remuneration committees. Mr Cloney is a director of ABN AMRO Australia Holdings Pty Limited, Boral Limited and Maple-Brown Abbott Limited. He is a trustee of the Sydney Cricket & Sports Ground Trust.

ISABEL HUDSON

MA, FCII, AGE 48

Ms Hudson is based in the UK and was appointed an independent non-executive director of QBE in November 2005. She is a member of the audit and remuneration committees. Ms Hudson is chief executive of Synesis Life Limited. She is a member of the business development board of Scope, a UK charity.



Left to right: Len Bleasel AM, Duncan Boyle, John Cloney, Isabel Hudson, Belinda Hutchinson AM, Charles Irby, Irene Lee and Frank O'Halloran.

BELINDA HUTCHINSON AM

BEc, FCA, AGE 54

Ms Hutchinson was appointed an independent non-executive director of QBE in September 1997. She is chairman of the investment committee and a member of the audit, chairman's and funding committees. She is a director of St Vincent's & Mater Health Sydney Limited.

CHARLES IRBY

FCA (ENGLAND & WALES), AGE 62

Mr Irby is based in the UK and was appointed an independent non-executive director of QBE in June 2001. He is a member of the investment committee and the European operations' audit committee. He is chairman of Aberdeen Asset Management plc and a director of Great Portland Estates plc and North Atlantic Smaller Companies Investment Trust plc. Mr Irby is also a trustee and governor of King Edward VII's Hospital Sister Agnes.

IRENE LEE

BA, BARRISTER-AT-LAW, AGE 54

Ms Lee was appointed an independent non-executive director of QBE in May 2002. She is chairman of the audit committee and a member of the funding and investment committees. Ms Lee is executive chairman of Keybridge Capital Limited and is a director of ING Bank (Australia) Limited. She is a member of the Takeovers Panel, the advisory council of JP Morgan Australia and the executive council of the UTS Faculty of Business. Ms Lee is also a trustee of the Art Gallery of New South Wales.

FRANK O'HALLORAN

FCA, AGE 61
CHIEF EXECUTIVE OFFICER

Mr O'Halloran was appointed chief executive officer in January 1998 and is a member of the chairman's, funding and investment committees. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. He has had extensive experience in professional accountancy for 14 years and insurance management for over 31 years.



Duncan Ramsay General counsel and company secretary

This statement aims to disclose as clearly and objectively as possible QBE's corporate governance standards and practices so that they can be readily understood by our shareholders, policyholders and other stakeholders. QBE also continues to focus on other equally important issues such as the strength of its outstanding claims provision, the quality of its reinsurers and the depth of its culture of honesty, integrity and business acumen.

The statement incorporates the disclosures required by the revised recommendations of the ASX Corporate Governance Council ("ASX CGC") issued in August 2007.

BOARD OF DIRECTORS

Directors are selected to achieve a broad range of skills, experience and expertise complementary to the Group's activities. Those and other details for individual directors are included on pages 40 to 41 and can also be found on the QBE website at www.qbe.com. The board comprises eight directors being the chairman, the chief executive officer and six independent non-executive directors using the "independence" definition of the ASX CGC. Applying this definition, the board has determined that a non-executive director's relationship with QBE as a professional adviser, consultant, supplier, customer or otherwise is not material unless amounts paid under that relationship exceed 1% of the Group's revenue or expenses.

The roles of chairman and chief executive officer are not exercised by the same individual.

The relationships identified by the ASX CGC as affecting a director's independent status no longer refer to the period for which a director has served on a board. Nevertheless, as a general guide, the board has agreed that a non-executive director's term should be approximately 10 years. The board considers that a mandatory limit on tenure would deprive the Group of valuable and relevant corporate experience in the complex world of international general insurance and reinsurance. Ms B J Hutchinson AM has been a non-executive director since September 1997 and chairman of the investment committee since 2002. She was re-elected as a director at the 2006 AGM. QBE's other directors believe that Ms Hutchinson continues to exercise independent judgment and through her QBE experience provides an important contribution.

The chairman has 50 years involvement in the insurance industry, including 17 years as chief executive officer of QBE until he retired in January 1998. He became chairman in October 1998. The chairman's former executive capacity with QBE has been fully disclosed to shareholders, who re-elected him as a director by an overwhelming majority at the 2006 AGM. QBE's other directors consider that the chairman exercises independent judgment. Further, they believe it is in shareholders' and policyholders' interests to retain his wealth of experience and have resolved that he should continue in that role. However, the chairman is not considered to be an "independent" director as recommended by the ASX CGC because there was less than a three year period between him acting as chief executive officer and being appointed chairman.

The chairman oversees the performance of the board, its committees and each director. The board review procedure involves an annual assessment of the entire board and each director comprising a combination of written questions and answers together with an interview with each director. The chairman reports the overall result to the board and it is discussed by all directors. This review procedure is a precursor to other directors determining whether to support, via the notice of meeting, a non-executive director for re-election at an AGM. The last board review was completed in accordance with the process above in February 2007, ahead of the re-election of Mr LF Bleasel AM and the election of Mr DM Boyle as non-executive directors at the 2007 AGM. The committee review procedure comprises the relevant committee considering a memorandum from the Group chairman generally dealing with its performance and contribution to QBE. The audit, investment and remuneration committees as the main committees of the board each conducted such a review in accordance with the process above during 2007 and concluded that each committee was operating soundly and that no changes were required.

QBE's constitution provides that no director, except the chief executive officer, shall hold office for a continuous period in excess of three years or past the third annual general meeting following a director's appointment, whichever is the longer, without submission for re-election at the next AGM. Under QBE's constitution, there is no maximum fixed term or retirement age for non-executive directors.

Directors advise the board on an ongoing basis of any interest they have that they believe could conflict with QBE's interests. If a potential conflict does arise, either the director concerned may choose not to, or the board may decide that he or she should not, receive documents or take part in board discussions whilst the matter is being considered.

Under QBE's constitution, management of the Group is vested in the board. In particular, the board:

- oversees corporate governance;
- selects and supervises the chief executive officer;
- provides direction to management;
- approves the strategies and major policies of the Group;
- monitors the achievement of strategies and policies;
- monitors performance against plan;
- considers regulatory compliance; and
- reviews human resources (including succession planning), information technology and other resources.

The board ensures it has the information it requires to be effective including, where necessary, independent professional advice. A non-executive director may seek such advice at the company's cost with the consent of the chairman. All directors would receive a copy of such advice. Non-executive directors may attend relevant external training courses at QBE's cost with the consent of the chairman.

Strategic issues and management's detailed budgets and three year business plans are reviewed at least annually by the board. The board receives updated forecasts during the year. Visits by non-executive directors to the Group's offices in key locations are encouraged. To help the board to maintain its understanding of the business and to effectively assess management, directors have regular presentations by the divisional chief executive officers and other senior managers of the various divisions on topics including budgets, three year business plans and operating performance, and have contact with senior employees at numerous times and in various forums during the year. The board meets regularly in Australia and at least once a year overseas. Each meeting normally considers reports from the chief executive officer and chief financial officer together with other relevant reports. The board regularly meets in the absence of management. The chairman and chief executive officer in particular, and board members in general, have substantial contact outside board and committee meetings.

COMMITTEES

The board is supported by several committees which meet regularly to consider the audit process, investments, remuneration and other matters. The main committees of the board are the audit committee, the investment committee and the remuneration committee. These committees operate under a written charter approved by the board. Any non-executive director may attend a committee meeting. The committees have direct and unlimited access to QBE's senior managers during their meetings and may consult external advisers when necessary at QBE's cost, including requiring their attendance at committee meetings. Committee membership is reviewed regularly.

In addition, the board has established a chairman's committee comprising the chairman, the longest serving non-executive director, currently Ms BJ Hutchinson AM, and the chief executive officer, and a funding committee comprising the chairman, Ms BJ Hutchinson AM, Ms IYL Lee and the chief executive officer. These committees meet as required, including to deal with such matters as are referred by the board from time to time.

The board regularly discusses its composition and is involved in the selection of new members. All directors are members of the nomination committee. External consultants may be engaged where necessary to search for prospective board members. The board has adopted non-executive director nomination guidelines. As a relatively small board of eight directors (including the chief executive officer), the directors believe that this is an efficient mechanism for dealing with this issue.

Details of directors' attendance at board and committee meetings are outlined in the table of meeting attendance set out in the directors' report on page 51. A report on each committee's last meeting is provided to the next board meeting. The company secretary acts as secretary to all committees.

Audit committee

The membership of the audit committee may only comprise non-executive directors. The audit committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms IYL Lee (chairman), Mr LF Bleasel AM, Mr DM Boyle, Ms IF Hudson and Ms BJ Hutchinson AM.

The role of the audit committee is to oversee the integrity of QBE's financial reporting process. This includes review of:

- the quality of financial reporting to the Australian Securities and Investments Commission ("ASIC"), ASX and shareholders;
- the consolidated entity's accounting policies, practices and disclosures; and
- the scope and outcome of external and internal audits.

The audit committee's responsibilities include the financial statements (including items such as the outstanding claims provision, reinsurance recoveries and income tax), external and internal audit, risk management, internal controls, compliance other than regulatory compliance and significant changes in accounting policies.

The chairman of the board and other non-executive directors normally attend audit committee meetings which consider the 30 June and 31 December financial reports. Meetings of the audit committee usually include, by invitation, the chief executive officer, the chief financial officer, the chief operating officer, the chief actuarial officer, the chief risk officer, the Group internal audit manager and the external auditor. On occasion, other relevant senior managers also attend.

The audit committee has direct and unlimited access to the external auditor. The external auditor, the Group internal audit manager, the chief risk officer and the chief actuarial officer have direct and unlimited access to the audit committee.

The chief executive officer and chief financial officer provide the board with certificates in relation to risk management and internal control as recommended by the ASX CGC and on the financial reports as required by the *Corporations Act 2001*.

External auditor independence

QBE firmly believes that the external auditor must be, and must be seen to be, independent. The external auditor confirms its independence in relation to the 30 June and 31 December financial reports and the audit committee confirms this by separate enquiry. The audit committee has contact with the external auditor in the absence of management in relation to the 30 June and 31 December financial reports and otherwise as required. The external auditor normally confers with the audit committee in the absence of management as part of each meeting.

QBE has issued an internal guideline on external auditor independence. Under this guideline, the external auditor is not allowed to provide the excluded services of preparing accounting records, financial reports or asset or liability valuations. Furthermore, it cannot act in a management capacity, as a custodian of assets or as share registrar.

The board believes some non-audit services are appropriate given the external auditor's knowledge of the Group. QBE may engage the external auditor for non-audit services other than excluded services subject to the general principle that fees for non-audit services should not exceed 30% of all fees paid to the external auditor in any one financial year. External tax services are generally provided by an accounting firm other than the external auditor.

The external auditor has been QBE's auditor for many years. As a diverse international group, QBE requires the services of one of a limited number of international accounting firms to act as auditor. It is the practice of QBE to review from time to time the role of the external auditor. The *Corporations Act 2001*, Australian professional auditing standards and the external auditor's own policy deal with rotation and require rotation of the lead engagement partner after five years. In accordance with such policy, the lead engagement partner of the external auditor rotated in 2004.

Investment committee

The membership of the investment committee comprises four non-executive directors and one executive director. The investment committee normally meets three times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms BJ Hutchinson AM (chairman), Mr EJ Cloney, Mr CLA Irby, Ms IYL Lee and Mr FM O'Halloran. Meetings of the investment committee usually include, by invitation, the Group general manager, investments, the chief financial officer and the chief operating officer. On occasion, other relevant senior managers also attend.

The role of the investment committee is to oversee QBE's investment activities. This includes review of:

- investment objectives and strategy;
- investment risk management;
- currency, equity and fixed interest exposure limits;
- credit exposure limits with financial counterparties; and
- Group treasury.

The investment committee's responsibilities include review of economic and investment conditions as they relate to QBE, approval of management's recommended investment strategy and review of investment performance, including the performance of QBE's defined benefit superannuation funds.

Remuneration committee

The membership of the remuneration committee may only comprise non-executive directors. The remuneration committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Mr LF Bleasel AM (chairman), Mr DM Boyle, Mr EJ Cloney and Ms IF Hudson. Meetings of the remuneration committee usually include, by invitation, the chief executive officer, the chief operating officer and the Group general manager, human resources.

The role of the remuneration committee is to oversee QBE's general remuneration practices. The remuneration committee's responsibilities include:

- recommendation of the total remuneration cost ("TRC") of the chief executive officer and approval of the TRC of the Group operations executive and Group head office management ("Group executive");
- review and approval of short term and deferred incentives such as equity based plans;
- review of superannuation;
- review of performance measurement criteria, succession plans and other major human resource practices;
- monitoring of personal development plans ("PDP") for the Group executive and other senior positions; and
- recommendations on non-executive director remuneration.

The remuneration committee receives information on the performance of the Group executive, being the senior executives as that term is defined by the ASX CGC (namely those employees who have the opportunity to materially influence the integrity, strategy and operation of QBE and the Group and its financial performance).

A PDP involves a meeting between the relevant member of the Group executive, the chief executive officer and the Group general manager, human resources to:

- assess performance;
- formulate future targets; and
- discuss areas of further development.

The date of the last PDP of a member of the Group executive in accordance with the process above varies, although a PDP has occurred at least once in the previous three years. In addition, the board continually monitors the performance of the Group executive through regular contact and reporting.

QBE has operations and staff in 45 countries with differing laws and customs. QBE's remuneration policy therefore needs to reflect the fact that QBE is a global organisation, whilst also taking into account local remuneration levels and practices.

Details of remuneration

Details of remuneration of employees and non-executive directors, such as employee entitlements under the Employee Share and Option Plan and the Deferred Compensation Plan together with superannuation for non-executive directors, are included in the remuneration report on pages 53 to 64 and in notes 27 and 28 to the financial statements.

RISK MANAGEMENT

QBE's core business is the underwriting of risk. The Group's successful performance over many years clearly establishes its substantial risk management credentials.

Diversification is used as a tool to reduce the Group's overall insurance risk profile by spreading exposures, thereby reducing the volatility of results. QBE's approach is to diversify insurance risk, both by product and geographically. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of proven employees skilled in such products allows QBE to lead underwrite in many of the markets in which we operate. Geographic diversification is achieved by operating in 45 countries.

QBE has a global risk management framework that defines the risks that QBE is in business to accept and those that we are not, together with the material business risks that QBE needs to manage and the framework and standards of control that are needed to manage those risks.

The foundation of our risk management is the obligation and desire to manage our future and create wealth for our shareholders by maximising profitable opportunities through:

- adequate pricing of risk;
- avoiding unwelcome surprises by reducing uncertainty and volatility, such as by controlling aggregate exposures and maintaining sound reinsurance arrangements;
- optimising risk and more effectively allocating capital and resources by assessing the balance of risk and reward;
- achieving competitive advantage through better understanding of the risk environment in which we operate;
- complying with laws and internal procedures; and
- improving resilience to external events.

The Group has established internal controls to manage material business risks in the key areas of exposure relevant to QBE. The broad risk categories are insurance risk, acquisition risk, operational risk and funds management and treasury risk. Internal controls and systems are designed to provide reasonable assurance that the assets of the Group are safeguarded, insurance and investment exposures are within desired limits, reinsurance protections are adequate, counterparties are subject to security assessment and foreign exchange exposures are within predetermined guidelines. The board approves annually a comprehensive risk management strategy ("RMS") and reinsurance management strategy ("REMS"), both of which are lodged with the Australian Prudential Regulation Authority ("APRA"). The RMS deals with all areas of significant business risk to the Group. The REMS covers topics such as the Group's risk tolerance and the Group's strategy in respect of the selection, approval and monitoring of all reinsurance arrangements. The Group security committee assesses reinsurer counterparty security. This management committee normally meets four times a year and holds special meetings as required.

While the RMS and REMS are approved by the board, QBE believes that managing risk is the responsibility of the Group head office and the business units, and that all staff need to understand and actively manage risk. The business units are supported by compliance teams and by Group senior management. Further information on risk management is provided on pages 16 to 18 of the annual report and in notes 4 and 5 to the financial statements.

Management has reported to either the audit committee or the board as to the effectiveness of QBE's management of its material business risks.

Internal audit

A global internal audit function is critical to the risk management process. QBE's internal audit function reports to senior management and the audit committee on the monitoring of the Group's worldwide operations. Internal audit provides independent assurance that the design and operation of the controls across the Group are effective. The internal audit function operates under a written charter from the audit committee. Other governing documents include a reporting protocol, internal audit manual, internal audit rating system, internal audit opinion levels and internal audit timetables. A risk based internal audit approach is used so that higher risk activities are reviewed more frequently. The Group's internal audit teams work together with the external auditor to provide a wide audit scope.

Delegated authorities

QBE has operated under an extensive written system of delegated authorities for many years. In particular, a written delegated authority with specified limits is approved by the board each year to enable the chief executive officer to conduct the Group's business in accordance with detailed budgets and business plans. This authority deals with topics such as underwriting, reinsurance protection, claims, investments, acquisitions and expenses. The chief executive officer delegates his authority to management throughout the Group on a selective basis taking into account expertise and past performance. Compliance with delegated authorities is closely monitored by management and adjusted as required for actual performance, market conditions and otherwise. Management and the Group's internal audit teams review compliance with delegated authorities and any breach can lead to disciplinary procedures, including dismissal in serious cases.

Actuarial review

It is a longstanding practice of the directors to ensure that most of the Group's insurance liabilities are assessed by actuaries. The Group's outstanding claims provision is reviewed by experienced internal actuarial staff. The chief actuarial officer is based in head office and there are over 140 actuarial staff who are involved in forming an independent view, separate from management, of the central estimate and the probability of adequacy of the outstanding claims provision and premium liabilities, premium rates and related matters. Approximately 90% of QBE's outstanding claims provision is also reviewed by external actuaries at least annually. Most external actuaries are from organisations which are not associated with the external auditor.

Insurance and other regulation

General insurance and, to a lesser extent, reinsurance are heavily regulated industries. In addition to the Group's accounting, legal, tax and other professional teams, each division has compliance personnel and there is a Group risk and compliance manager based in head office. In Australia, regulators include ASIC, the Australian Competition and Consumer Commission, APRA, the Australian Privacy Commissioner and relevant state authorities for compulsory third party motor insurance and workers' compensation insurance. These regulatory bodies enforce laws which deal with a range of issues, including capital requirements and consumer protection. Similar local laws and regulations apply to the Group's operations outside Australia.

COMMUNICATION AND GUIDELINES

Continuous disclosure

ASX Listing Rule 3.1 requires QBE to inform the ASX immediately once QBE is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of QBE's shares. Procedures are in place to ensure that items which potentially require announcement to the ASX are promptly notified to Group head office for assessment and released as required. The chief executive officer is responsible for authorising the release of market announcements. All market announcements are posted promptly to the Group's website.

QBE takes the spirit of its continuous disclosure obligations very seriously and issues frequent market announcements during the year to satisfy those obligations. A list of the material announcements made since 1 January 2007 is included on page 148.

Communication with shareholders

The *Corporations Act 2001* no longer requires QBE to distribute an annual report to all shareholders except to those who elect to receive it. QBE also produces a half year report with a results summary which is sent to all shareholders except those who elect not to receive it. Both reports are available on the QBE website. The website also contains historical and other details on the Group. Shareholders can discuss their shareholding with either the shareholder services department or the share registrar, both located in Sydney.

The AGM is held in Sydney each year, usually in April. Shareholders are encouraged to attend the AGM in person or by proxy. Most resolutions in the notice of meeting have explanatory notes. During the AGM, shareholders may ask questions of either the chairman or the external auditor.

Communications with analysts, investors, media and others

The chief executive officer, chief financial officer, divisional chief executive officers, chief operating officer, chief actuarial officer, chief risk officer and general counsel and company secretary generally deal with analysts, investors, media and others, taking account of regulatory guidelines including those issued by the ASX on continuous disclosure. The presentations on the 30 June and 31 December results and other major presentations are sent to the ASX before the presentations commence and are available promptly on the Group's website. The 30 June and 31 December presentations are also generally webcast.

Share trading guidelines

QBE has guidelines for directors and senior Group executives relating to the purchase and sale of securities of QBE. These are in addition to the insider trading provisions of the *Corporations Act 2001*. In particular, the guidelines state that directors and senior Group executives should:

- never actively trade the company's securities;
- not hedge unvested entitlements; and
- notify any intended transaction to nominated people within the Group, including notification of any hedging over vested entitlements.

The guidelines identify set periods during which directors or senior Group executives may buy or sell QBE's securities, being three to 30 days after each of the release of QBE's half year results, the release of QBE's annual report and the date of the AGM, and also three days after the issue of any prospectus until the closing date. Any QBE share dealings by directors are promptly notified to the ASX.

Other Group guidelines

The Group has adopted a code of conduct for Australian operations, Group head office and Group investment division which forms the basis for the manner in which these employees perform their work involving both legal obligations and the reasonable expectation of stakeholders. The code of conduct requires that business be carried out in an open and honest manner with our customers, shareholders, employees, regulatory bodies, outside suppliers, intermediaries and the community at large. The code also deals with confidentiality, conflicts of interest and related matters. The non-executive directors have adopted a code of conduct for themselves which is substantially the same as the code above.

Other divisions have developed codes of conduct based on the Group code above, with some differences to allow for the requirements of the particular countries in which the division operates.

There are other Group policies covering anti-discrimination, employment, harassment, QBE essential behaviours, health and safety, privacy, whistle-blowing and many other business practices. These policies, like the code of conduct, are underpinned by the Group's vision and values statements. The vision and values statements form part of the induction information given to new employees. One of the core values of the Group is integrity.

QBE in Australia follows the general insurance code of practice, a self-regulated code developed by the Insurance Council of Australia relating to the provision of products and services to customers of the general insurance industry of Australia. A revised code of practice commenced in July 2006.

QBE in Australia is a member of the Insurance Ombudsman Service, an ASIC approved external dispute resolution body for insurance disputes between consumers and insurers.

Similar insurance practice rules apply to the Group in certain other countries outside Australia.

Details of indemnification and insurance arrangements are included in the directors' report on page 50.

The following documents are available either in the corporate governance area of QBE's website or on request from the company secretary:

- board charter;
- audit, investment and remuneration committee charters;
- non-executive director nomination guidelines;
- code of conduct for non-executive directors;
- code of conduct for Australian operations, Group head office and Group investment division;
- guidelines for dealing in securities of QBE Insurance Group Limited or other companies by directors and senior Group executives;
- continuous disclosure guidelines; and
- shareholder communication guidelines.

Environmental issues

QBE is a corporation involved in an industry that seeks to play a role, in conjunction with governments, individuals and organisations, in managing and reducing environmental risk. In an initiative to collaborate with the United Nations environment programme, QBE, together with a number of other major international insurers, is a signatory to a statement of environmental commitment by the insurance industry.

Your directors present their report on the consolidated entity consisting of QBE Insurance Group and the entities it controlled at the end of or during the year ended 31 December 2007.

DIRECTORS

The following directors held office during the whole of the financial year and up to the date of this report:

EJ Cloney (chairman)
LF Bleasel AM
DM Boyle
IF Hudson
BJ Hutchinson AM
CLA Irby
IYL Lee
FM O'Halloran

The Hon NF Greiner AC was a director from the beginning of the financial year until his retirement on 4 April 2007.

At the 2008 annual general meeting ("AGM"), Mr Irby will retire by rotation and offers himself for re-election.

Details of the directors and their qualifications are provided on pages 40 and 41.

CONSOLIDATED RESULTS

	2007 $M	2006 $M
Revenue		
Premium revenue	**12,361**	10,069
Other revenue	**2,153**	1,768
Net fair value gains on financial assets	**354**	207
Net fair value gains on investment properties	**2**	6
Realised gains (losses) on sale of controlled entities	**2**	(1)
Investment income – ABC financial assets pledged for funds at Lloyd's	**94**	122
	14,966	12,171
Expenses		
Outward reinsurance premium expense	**2,151**	1,911
Gross claims incurred	**6,651**	5,528
Other expenses	**3,294**	2,449
Expenses – ABC securities for funds at Lloyd's	**103**	143
Finance costs	**218**	128
Profit before income tax	**2,549**	2,012
Income tax expense	**615**	519
Profit after income tax	**1,934**	1,493
Net profit attributable to minority interest	**9**	10
Net profit after income tax attributable to members of the company	**1,925**	1,483

PROFIT

The directors are pleased to announce a 30% increase in net profit after income tax to $1,925 million for the year ended 31 December 2007 compared with $1,483 million last year. The significant increase in profit reflects the continuation of reasonable insurance conditions, a superb underwriting result and excellent investment yields given our low risk, absolute return strategy. Profit and premium growth was supported by the successful completion of two large acquisitions in the US.

DIVIDENDS

The directors are also pleased to announce a final dividend of 65.0 cents per share for the year ended 31 December 2007. The substantial growth in our overseas profits has meant that the franking of the final dividend will be reduced to 50%. The total dividend for 2007 is 122.0 cents, up 28% compared with 95.0 cents for the year ended 31 December 2006. The final dividend payout is $577 million compared with $452 million last year. The total dividend payout for 2007 is $1,069 million or 56% of net profit after tax, up from $774 million in 2006. The Dividend Election Plan continues; however, the Dividend Reinvestment Plan remains suspended due to our high level of capital adequacy. The franking account balance at 31 December 2007 on a tax paid basis was $100 million.

ACTIVITIES

The principal activities of the company and its controlled entities during the year were underwriting general insurance and reinsurance risks, management of Lloyd's syndicates and investment management.

SHAREHOLDERS' FUNDS

Shareholders' funds increased during the year by 35% to $8,479 million at 31 December 2007. The number of shares advised to the Australian Securities Exchange increased during the year from 819 million to 886 million mainly due to the conversion of hybrid securities, a share placement and the reinvestment of dividends.

In 2007, we experienced considerable volatility in foreign exchange markets, notably a substantial strengthening of the Australian dollar against major currencies and volatility in the value of the US dollar and sterling throughout the year. Our policy of managing foreign exchange is targeted at matching and reducing exposures at the controlled entity and consolidated entity levels, to ensure that shareholders' funds in Australian dollars are protected. The considerable volatility in foreign exchange rates is reflected in the decrease of $128 million in the consolidated entity's foreign currency translation reserve to a cumulative debit balance of $187 million at the balance date.

REVIEW OF OPERATIONS

Gross earned premium was $12,361 million, up 23% from last year. Premium growth was mainly due to the US acquisitions, supported by continued high customer retention. Premium growth was adversely affected by increased competition and an overall weighted average reduction in premium rates of around 3% and was 6% lower due to the appreciation of the Australian dollar. Net earned premium increased 25% to $10,210 million. The Group's cost of reinsurance reduced slightly as a percentage of gross earned premium due to the lower reinsurance costs in the portfolios of the new US acquisitions and the increased participation of our captive reinsurer, Equator Re, in a number of our catastrophe and other reinsurance protections.

The combined operating ratio, being the ratio of claims, commissions and expenses to net earned premium, was 85.9% compared with 85.3% last year. The slightly higher combined operating ratio was due to the inclusion of the Winterthur US acquisition, lower premium rates and the higher frequency of small to medium catastrophes. The net claims ratio was 54.3% compared with 55.8% last year. The strength of our provision for outstanding claims has been maintained with the probability of adequacy at 94.0%, at the high end of our internal target range of 85% to 94% despite the adverse impact of lower UK and US interest rates on risk margins. The commission ratio increased from 17.0% to 18.5% reflecting a change in the mix of business, particularly from the acquisitions in the US where commission ratios are generally higher, increased distribution through agents during the year and the relatively lower level of inward reinsurance business. The expense ratio was 13.1%, up from 12.5% last year, mainly due to higher information technology costs for new systems, the cost of business development initiatives and the effect of the stronger Australian dollar and sterling against the US dollar.

Australian operations

Australian operations' combined operating ratio was 82.9%, unchanged from last year. The result reflects the benefit of a diversified portfolio and strict risk selection criteria. Net earned premium of $2,141 million was up 4% from last year. The small overall premium rate reductions were more than offset by continued high customer retention and organic growth. The claims ratio decreased from 55.9% to 55.2%. The continued low attritional claims ratio in most classes enabled us to absorb the increased frequency of large individual risk and catastrophe claims. The commission ratio increased from 11.8% to 12.0% mainly due to increased broker sourced business. The expense ratio increased from 15.2% to 15.7% due to increased fire brigade levies and the cost of new initiatives to improve efficiencies, customer service and interface with intermediaries. These costs were partly offset by higher performance fees from the New South Wales workers' compensation managed fund.

Asia-Pacific operations

Asia-Pacific operations' combined operating ratio was 82.7%, unchanged from last year. The result reflects a lower frequency of large property claims, offset by an increase in catastrophe claims across the region. Premium growth was affected by premium rate reductions, the stronger Australian dollar and increased competition. Net earned premium was down 7% to $416 million mainly as a result of increased proportional reinsurance to our captive reinsurer, Equator Re. The claims ratio decreased from 42.6% to 41.3%. The commission ratio decreased from 20.4% to 20.0% and the expense ratio increased from 19.7% to 21.4% due to increased system costs, higher staff incentives and the new proportional reinsurance to Equator Re.

European operations

This division comprises two main business units: our Lloyd's division trading as QBE Underwriting Limited and QBE Insurance Europe.

QBE Underwriting Limited's combined operating ratio was 75.7% compared with 82.1% last year, reflecting the low level of large catastrophes in 2007 and the profitable earn out of the 2006 and 2005 underwriting years. Net earned premium reduced by 1% to $1,627 million mainly due to the reduction in overall premium rates, the appreciation of sterling against the US dollar and the higher proportional reinsurance to Equator Re. The claims ratio reduced from 49.4% to 40.9%. The commission ratio decreased from 20.7% to 19.6% due to change in the mix of business. The expense ratio increased from 12.0% last year to 15.2% partly due to lower net earned premium but also from higher staff incentives from increased profits and increased spend on systems and information technology projects.

QBE Insurance Europe, which includes operations in the UK, Ireland and mainland Europe, reported net earned premium down 13% to $2,026 million. Premium growth was impacted by lower premium rates, the weaker US dollar against sterling and the impact of translation to the stronger Australian dollar. Net earned premium was also lower due to increased proportional reinsurance with our captive reinsurer, Equator Re. The division produced a combined operating ratio of 92.1% compared with 88.9% last year. The higher combined operating ratio reflects an increase in large individual risk and catastrophe claims and higher commission and expense ratios. The net claims ratio was 60.6% compared with 61.0%. The commission ratio increased from 14.8% to 16.1% due to a change in the mix of business and the expense ratio increased from 13.1% last year to 15.4% due to higher information technology costs and the lower net earned premium. We have also incurred expenses in the implementation of our growth strategy in regional UK and mainland Europe.

the Americas

This division reported net earned premium growth of 123% to $2,574 million due to the impact of the US acquisitions, partly offset by the appreciation of the Australian dollar and the need to cancel some existing business due to competition and less than adequate pricing. The combined operating ratio was 93.6% compared with 89.7% last year. The net claims ratio increased from 55.9% to 59.4% due to the strengthening of risk margins, the inclusion of the US acquisitions and the increased frequency of large individual risk claims. The commission ratio decreased from 25.6% last year to 22.8% and the expense ratio increased from 8.2% to 11.4%. The changes in commission and expense ratios are primarily due to the change in distribution and the higher expense ratios relating to the recent acquisitions.

Equator Re

Equator Re is QBE's wholly owned captive reinsurer based in Bermuda. This division reported net earned premium growth of 165% to $1,426 million due to additional participations on excess of loss protections otherwise placed in external markets and a 50% quota share of the Praetorian Financial Group business from 1 January 2007, reinsurance which had previously been written by the former owner, Hannover Re. The combined operating ratio was 80.5% compared with 81.4% last year. The net claims ratio decreased from 63.6% to 54.6% due to fewer large catastrophe claims and the lower claims ratios on new business written. The commission ratio increased from 13.0% last year to 22.0% due to the new proportional business written, and the expense ratio reduced from 4.8% to 3.9% reflecting the increase in net earned premium.

The provision for **outstanding claims** for the majority of Group entities is determined after consultation with internal and external actuaries. The outstanding claims assessment takes into account the statistical analysis of past claims, allowance for claims incurred but not reported, recoveries and future interest and inflation factors. As in previous years, the directors consider that substantial risk margins are required in addition to actuarial central estimates to cover uncertainties such as latency claims, changes in interest rates and superimposed inflation. The APRA prudential standards provide that, for our Australian licensed insurers, outstanding claims must be set at a level that provides a probability of at least 75% that the provision for outstanding claims will be adequate to settle claims as they become payable in the future. The directors have set an internal target range of 85% to 94% and the directors have satisfied themselves that the Group's outstanding claims provision is at the high end of this range.

Net investment income increased 38% to $1,132 million reflecting the continuation of our short duration fixed interest strategy, higher investment yields, the impact of the US acquisitions, strong cash flows from operations and above budget return on equities. The result includes net fair value gains on equities of $100 million compared with $104 million of gains last year. The gross investment yield before borrowing costs, exchange gains and losses and investment expenses was 6.3% compared with 5.2% last year. Our decision to remain short on the yield curve for our quality fixed interest portfolios and to fully hedge our equity exposures in April 2007 has been beneficial.

Income tax expense for the period reduced from 26% of profit before income tax last year to 24% due to increased profits earned in lower tax jurisdictions and reduced corporate tax rates on deferred tax balances in the UK.

GROUP INDEMNITIES

Article 115 of the company's constitution provides that the company indemnifies past and present directors, secretaries or other officers against any liability incurred by that person as a director, secretary or other officer of the company or its controlled entities. The indemnity does not apply to any liability (excluding legal costs):

- owed to the company or its controlled entities (e.g. breach of directors' duties);
- for a pecuniary penalty or compensation order under the *Corporations Act 2001*; or
- which did not arise out of conduct in good faith.

The indemnity extends to legal costs other than where:

- in civil proceedings, an exclusion above applies;
- in criminal proceedings, the person is found guilty;
- the person is liable for civil remedies in proceedings brought by the Australian Securities and Investment Commission ("ASIC"), a corresponding regulator in another jurisdiction or a liquidator (unless as part of the investigation before proceedings are commenced); or
- the court does not grant relief after an application under the *Corporations Act 2001* or corresponding legislation in another jurisdiction that the person acted honestly and having regard to all the circumstances ought fairly to be excused for negligence, default, breach of trust or breach of duty in civil proceedings.

Article 115 was revised at the 2006 AGM.

DIRECTORS' AND OFFICERS' INSURANCE

The consolidated entity pays a premium each year in respect of a contract insuring directors, secretaries, senior managers and employees of the consolidated entity together with any natural person who is either a trustee or a member of a policy committee for a superannuation plan established for the benefit of the consolidated entity's employees against liabilities past, present or future. The officers of the consolidated entity covered by the insurance contract include the directors listed on page 47, the secretary, DA Ramsay, and deputy secretaries, NG Drabsch and PE Barnes.

In accordance with normal commercial practice, disclosure of the total amount of premium payable under, and the nature of liabilities covered by, the insurance contract is prohibited by a confidentiality clause in the contract.

No such insurance cover has been provided for the benefit of any external auditor of the consolidated entity.

DECLARATIONS BY THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The chief executive officer and the chief financial officer have provided declarations to the directors stating that the financial records and annual financial statements are in compliance with the *Corporations Act 2001* and applicable accounting standards. Reference is included on page 142 of the financial report.

SIGNIFICANT CHANGES

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

EVENTS SUBSEQUENT TO THE BALANCE DATE

Since 31 December 2007, the consolidated entity has announced the purchase of North Pointe Holdings Corporation, a NASDAQ listed property and casualty insurer in the US. The purchase is subject to regulatory and shareholder approvals and is expected to complete during the second quarter of 2008. The purchase price is US$146 million, which is approximately 1.6 times net asset value at 31 December 2007.

Except for the matter discussed above, no other matter or circumstance has arisen since 31 December 2007 that has significantly affected, or may significantly affect:

- the consolidated entity's operations in future financial years;
- the results of those operations in future financial years; or
- the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS

Information on likely developments in the consolidated entity's operations in future financial years and the expected results of those operations has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

MEETINGS OF DIRECTORS

	FULL MEETINGS OF DIRECTORS[1]	MEETINGS OF COMMITTEES				
		AUDIT	CHAIRMAN'S	FUNDING	INVESTMENT	REMUNERATION
Number of meetings held	8	4	1	–	4	4
Number attended						
LF Bleasel AM	7	4	–	–	–	4
DM Boyle	8	4	–	–	–	4
EJ Cloney	8	–	1	–	4	4
The Hon NF Greiner AC[2]	3	1	–	–	–	1
IF Hudson	8	4	–	–	–	4
BJ Hutchinson AM	7	3	1	–	4	–
CLA Irby	8	–	–	–	4	–
IYL Lee	8	4	–	–	4	–
FM O'Halloran[3]	8	–	1	–	4	–

(1) Included a five day review meeting in London and New York. In addition, directors attended quarterly meetings for each of the Australian regulated insurance companies.

(2) The Hon NF Greiner AC retired on 4 April 2007.

(3) Mr O'Halloran attends audit and remuneration committee meetings by invitation, not being a member of these committees.

During the February 2007 board meeting, the board also met as the nomination committee to consider issues relevant to the appointment of non-executive directors. Further meetings occurred during the year, including meetings of the chairman and chief executive officer, meetings of the directors with management or regulators, and meetings of non-executive directors. From time to time, directors attend meetings of committees of which they are not currently members.

DIRECTORSHIPS OF LISTED COMPANIES HELD BY THE MEMBERS OF THE BOARD

From 1 January 2005 to 31 December 2007 the directors also served as directors of the following listed companies:

	POSITION	DATE APPOINTED	DATE CEASED
LF Bleasel AM			
APA Group	Chairman	30 October 2007	–
Foodland Associated Limited	Chairman(1)	11 March 2004	24 November 2005
St George Bank Limited	Director	27 May 1993	16 December 2005
DM Boyle			
Stockland Trust Group	Director	7 August 2007	–
EJ Cloney			
Boral Limited	Director	3 March 1998	–
Patrick Corporation Limited	Director	1 May 2003	11 May 2006
BJ Hutchinson AM			
Coles Group Ltd	Director	23 September 2005	23 November 2007
Telstra Corporation Limited	Director	16 November 2001	7 November 2007
CLA Irby			
Aberdeen Asset Management plc	Chairman	1 August 1999	–
Great Portland Estates plc	Director	1 April 2004	–
North Atlantic Smaller Companies Investment Trust plc	Director	10 December 2002	–
IYL Lee			
Mariner Financial Limited	Director	5 September 1985	30 October 2006
Keybridge Capital Limited (formerly Mariner Bridge Investments Limited)	Executive chairman	26 October 2006	–
Record Funds Management Limited	Director	14 May 2002	31 August 2005
ALLCO Finance Group Limited (formerly Record Investments Limited)	Director	16 January 2001	9 June 2006
Ten Network Holdings Limited	Director	13 October 2000	25 October 2007

(1) Mr Bleasel was appointed as a director of Foodland Associated Limited on 10 April 2002.

(2) Ms Hudson has no directorships relevant to this disclosure.

QUALIFICATIONS AND EXPERIENCE OF COMPANY SECRETARIES

DA Ramsay B Comm, LLB, LLM, FANZIIF, FCIS

Mr Ramsay is general counsel and company secretary of QBE Insurance Group Limited. His legal career commenced in March 1986 with Freehills, where he worked in the general commercial and litigation areas. In June 1993, he joined QBE as general counsel. Since May 2001, he has acted as general counsel and company secretary for the consolidated entity. He is also a director or secretary of a number of QBE controlled entities and acts as chairman of the policy committee and a trustee respectively of QBE sponsored superannuation plans in Australia and New Zealand.

NG Drabsch FCA, FAICD, FCIS

Mr Drabsch was appointed chief financial officer in 1994 and acts as deputy company secretary of QBE Insurance Group Limited in addition to being a director of a number of QBE controlled entities. He joined QBE in 1991 and was the company secretary for the consolidated entity from 1992 to 2001. Mr Drabsch has over 41 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant. He is a member of the Finance & Advisory Committee to the Insurance Council of Australia ("ICA"). He was previously a member of other representative committees for the ICA in relation to the development of Australian accounting standards for general insurance.

PE Barnes BEc, FCA

Mr Barnes is deputy company secretary of QBE Insurance Group Limited and company secretary of selected controlled entities in Australia. Mr Barnes has been company secretary of many of QBE's Australian companies since November 1991. He was responsible for taxation matters in QBE's worldwide operations for 13 of the past 19 years, and for the last six years has been responsible for taxation matters in QBE's Australian operations. Prior to joining QBE 20 years ago, Mr Barnes was a manager in the chartered accounting firm Horwath and Horwath. He has been chairman of the ICA's taxation committee for the past 14 years.

DIRECTORS' INTERESTS AND BENEFITS

(A) Ordinary share capital

Directors' interests in the ordinary share capital of the company at the date of this report are as follows:

DIRECTOR[1]	2007 NUMBER	2006 NUMBER
LF Bleasel AM	**27,264**	27,264
DM Boyle	**5,003**	–
EJ Cloney	**635,377**	685,377
IF Hudson	**1,058**	–
BJ Hutchinson AM	**33,950**	33,950
CLA Irby	**15,000**	15,000
IYL Lee	**21,505**	21,129
FM O'Halloran	**1,056,826**	1,135,939

(1) Amounts in the above table do not include interests attributable to personally related parties.

(B) Conditional rights and options

At the date of this report, Mr O'Halloran had 112,075 (2006 130,488) conditional rights to ordinary shares of the company and 264,483 (2006 328,052) options over ordinary shares of the company under the Deferred Compensation Plan ("DCP"). Details of the DCP are provided in note 27 to the financial statements.

The names of all persons who currently hold options granted under the Employee Share and Option Plan ("the Plan") and conditional rights are entered in the registers kept by the company pursuant to section 168 of the *Corporations Act 2001* and the registers may be inspected free of charge.

(C) Share loans

At the date of this report, Mr O'Halloran had a non-recourse loan of $4,227,199 (2006 $4,335,692) and a personal recourse loan of $1,270,810 (2006 $891,507) for the purchase of shares in QBE Insurance Group Limited. Under Australian equivalents to International Financial Reporting Standards ("AIFRS"), non-recourse loans and the shares they purchase are derecognised and treated as options.

(D) Related entity interests

Details of directors' and executives' interests with related entities are provided in note 28 to the financial statements.

REMUNERATION REPORT

The following information is included in the remuneration report:

SECTION		REQUIRED BY
(A)	Remuneration framework	AASB 124: Related Party Disclosures ("AASB 124")[1]
(B)	Remuneration and reward structure	AASB 124[1]
(C)	Employment agreements	AASB 124[1]
(D)	Remuneration details	AASB 124[1]
(E)	Share based compensation	AASB 124[1]
(F)	At risk remuneration	*Corporations Act 2001* and Corporations Regulations 2001[2]
(G)	Key management personnel – investment in QBE	*Corporations Act 2001* and Corporations Regulations 2001[2]
(H)	Relationship between remuneration and company performance	*Corporations Act 2001* and Corporations Regulations 2001[2]

(1) AASB 124 permits these disclosures to be transferred from the financial report to the remuneration report. These disclosures have been audited.
(2) These disclosures are additional to those disclosures required under AASB 124.

The remuneration report outlines the policy of the board in relation to the remuneration of the directors and executives of the consolidated entity. In addition, this report details the remuneration of key management personnel of the consolidated entity who are defined as the directors (executive and non-executive) and those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity, either directly or indirectly.

(A) Remuneration framework

The remuneration committee of the board oversees remuneration practices. The committee assesses the appropriateness of remuneration policies and practices in order to fairly and responsibly reward executives, ensuring rewards are commensurate with performance, and that remuneration levels are market competitive in the various markets in which the consolidated entity operates.

(i) Non-executive directors

Non-executive director remuneration reflects the consolidated entity's desire to attract, motivate and retain high quality directors and to ensure their active participation in the consolidated entity's affairs for the purposes of corporate governance, regulatory compliance and other matters. The consolidated entity aims to provide a level of remuneration for non-executive directors comparable with its peers, which include multi-national financial institutions. The board reviews surveys published by independent remuneration consultants and other public information to ensure that fees paid are appropriate.

(ii) Executives

Remuneration and reward philosophy

Remuneration practices vary in each of the markets within which the consolidated entity operates, and therefore the diversity of individual roles and the complexity of each operating environment is considered. The remuneration committee recognises that the consolidated entity operates in a competitive environment, where the key to achieving sustained performance is to generally align executive reward with increasing shareholder wealth.

The guiding principles applied in managing remuneration and reward for executives combine:

- linking individual performance to the achievement of financial targets and business strategies;
- the achievement of short term and long term financial business targets that deliver sustained growth in value for shareholders (e.g. return on equity, insurance profit, return on capacity for our Lloyd's business and investment performance); and
- using market data to set fixed annual remuneration levels.

The remuneration committee seeks the advice of independent remuneration consultants to ensure that remuneration and reward levels are appropriate and are in line with market conditions in the various markets in which the consolidated entity operates. The remuneration committee endeavours to have remuneration structures in place that encourage the achievement of a return for shareholders in terms of both dividends and growth in share price.

Short Term Incentive scheme

The Short Term Incentive ("STI") scheme is a short term incentive arrangement in the form of an annual cash award, designed to reward both executives and the majority of staff. The STI aims to recognise the contributions and achievements of individuals when annual financial business targets relating to the performance of the business unit, the division or the consolidated entity as appropriate are achieved or exceeded.

Deferred Compensation Plan

Key management personnel and other executives are eligible to participate in a Deferred Compensation Plan ("DCP"). An executive is entitled to participate in the DCP only when an STI is earned. The DCP aims to attract and retain key executives and to increase shareholder value by motivating executives. It provides executives with the opportunity to acquire equity in the form of conditional rights to fully paid shares without payment by the executive, and options to subscribe for shares at market value at the grant date. Further details are provided in note 27 to the financial statements.

The remuneration committee reviews and approves the STI and the DCP terms annually, and approves the total quantum of short term incentive and deferred compensation for executives based on the applicable audited results.

The success of the incentive schemes is demonstrated by the extremely low turnover of senior staff and the wealth that has been created for shareholders, as demonstrated in the table on page 64.

(B) Remuneration and reward structure

(i) Non-executive directors

Non-executive director remuneration packages contain the following key elements:

COMPONENT	DESCRIPTION
Fees	Annual gross cash remuneration. The aggregate amount approved by shareholders at the 2007 AGM was $2,700,000 per annum. The amount paid to individual non-executive directors may vary according to specific responsibilities, including involvement on the committees of the board. Non-executive directors may sacrifice future fees into the QBE non-executive directors' share plan.
Other benefits	Non-executive directors do not receive any performance based remuneration such as cash bonuses or equity incentives. Under the company's constitution, non-executive directors are entitled to be paid all travel and related expenses properly incurred in connection with the business of the company.
Superannuation	Annual cost of superannuation contributions. The consolidated entity pays superannuation of 9% or an equivalent to non-executive directors.
Other retirement benefits	Non-executive directors previously received a retirement allowance based on their period of service. The allowance was limited to the aggregate of the director's fees in the last three years of service, subject to a minimum of 10 years service. Where service was less than 10 years, a pro-rata amount was paid. With effect from 31 December 2003, the board terminated the retirement allowance to non-executive directors. Directors' fees were increased by 30% as compensation. Accrued retirement benefits at 31 December 2003 are preserved until retirement and are subject to an annual increase equal to the average five year Australian government bond rate. Shareholders approved an increase in non-executive directors' remuneration and the company's constitution was amended at the 2004 AGM to recognise this change.

(ii) Executives

Executive remuneration packages contain the following key elements:

STRUCTURE	COMPONENT	DESCRIPTION
Total remuneration cost ("TRC")	Base salary	Annual gross cash salary.
	Other benefits	Benefits such as the value of motor vehicles, long service leave, health insurance, life assurance and personal accident insurance, and the applicable taxes thereon.
	Superannuation	Annual cost of employer superannuation contributions.
At risk remuneration	Short term incentive	Annual cash award delivered under the STI terms, substantially based on the achievement of specific financial targets. STI commences when the minimum return on equity requirements are met.
	Deferred compensation	Annual incentive delivered under the DCP terms, granting conditional rights to fully paid shares and options to subscribe for shares at market value at the grant date. The award is granted only when STI is earned. The DCP award quantum is restricted to the lesser of 66.67% of the STI award in that year or 100% of base salary or TRC as at 31 December in the financial year prior to the year in which the STI award is paid. The DCP award quantum is used to acquire conditional rights to fully paid shares and options respectively as follows: • conditional rights to shares to the value of 60% of the DCP award; and • options over ordinary shares to the value of 40% of the DCP award, with the resulting number multiplied by four until the 2005 award, reducing to a multiplier of three with effect from the 2006 award. Conditional rights and options relating to the achievement of targets in a financial year are granted in March of the following year. Interest free personal recourse loans are available on terms permitted by the Plan to persons in the employment of the company who hold options under the DCP, to fund the exercise of the options. Conditional rights and options issued in 2004 and prior financial years are exercisable after three years. Options issued in 2005 and later financial years are exercisable after five years, with the exception of options for staff in the Group investment division, which continue to be exercisable after three years.

(iii) Incentive structure – FM O'Halloran

Consistent with other executives, Mr O'Halloran is entitled to an annual cash incentive award under the STI, calculated as a percentage of TRC, if specified targets are achieved. Mr O'Halloran's incentives are based on the achievement of the following range of target returns on opening shareholders' funds adjusted for dividends and increases in share capital ("return on equity") for the 2007 financial year, and are based on the consolidated entity's management basis of accounting which spreads realised and unrealised gains on equities and properties evenly over a period of seven years ("seven year spread basis").

The table below outlines Mr O'Halloran's incentives based on actual and target returns on equity:

	GROUP RETURN ON EQUITY %	STI AWARD AS A % OF TRC
Minimum target	14	15
Maximum target	21	134
Achieved	28	134

Subject to the approval by shareholders at the 2008 AGM, Mr O'Halloran, on a basis consistent with other executives, is entitled to receive conditional rights to fully paid shares and options to subscribe for shares under the DCP in relation to 2007 performance. These will be exercisable in three and five years respectively or on Mr O'Halloran's retirement, whichever is earlier.

(iv) Incentive structure – other key management personnel

The table below summarises the financial targets for each executive defined as other key management personnel of the consolidated entity. These targets are generally consistent with the targets applicable to the chief executive officer. The results used for determining incentive payments and the maximum STI that can be earned for the 2007 financial year are generally expressed as a percentage of base salary or TRC as appropriate.

	FINANCIAL TARGET	MAXIMUM STI AS A % OF REMUNERATION	RESULT BASIS
Key management personnel			
SP Burns	European operations' return on equity	133.34% x TRC	Financial year result
NG Drabsch	QBE Group return on equity	117% x TRC	Financial year result (seven year spread basis)
MJ Goodwin[1]	Asia-Pacific operations' return on equity	125% x overseas net salary	Financial year result
MD ten Hove	Investment income as a % of budget income and individual performance measures	125% x TRC	Financial year result
TW Ibbotson[2]	Australian operations' return on equity	125% x TRC	Financial year result
TM Kenny	the Americas insurance profit	133% x TRC	Financial year result
V McLenaghan	QBE Group return on equity	133% x TRC	Financial year result (seven year spread basis)

(1) Mr Goodwin is based in Singapore and was appointed to the role of chief executive officer for Asia-Pacific operations on 8 October 2007. His STI is based on a pro-rata calculation using his overseas net salary (excluding any positive cost of living adjustment).

(2) Mr Ibbotson was appointed to the role of chief executive officer for Australian operations on 8 October 2007. His STI is based on a pro-rata calculation using his plan salary.

(C) Employment agreements

Mr O'Halloran (executive director) and other key management personnel are employed by various controlled entities within the consolidated entity on a permanent full time basis with an open ended contract. Upon termination of employment, the executive director and other key management personnel receive their statutory entitlements of accrued annual and long service leave (where applicable), together with any superannuation benefits. Written notice is usually required in the event of termination of employment. In the case of a voluntary termination prior to retirement age, executives forfeit all conditional rights to ordinary shares not yet vested and unexercised options under the DCP.

In the event that the contract of employment is terminated through redundancy, retirement through ill health or age (subject to a minimum of 10 years service), or death and no disciplinary procedure or notice is pending, the executive is entitled to the outstanding STI and DCP awards for previous years plus a pro-rata share of the STI and conditional rights for the current financial year.

For certain executives (including some key management personnel), the controlled entities have entered into employment agreements that provide for payment of benefits in the event that the agreement is terminated by either the controlled entity or the executive. The agreements generally provide for the following:

- a notice period up to one year;
- where the controlled entity terminates the agreement, a payment comprised of TRC or base salary as appropriate plus STI for the relevant period; and
- in certain circumstances, where the controlled entity or the executive terminates the agreement due to material diminution in role, a payment of up to one year's TRC or base salary as appropriate plus STI for the relevant period.

The exceptions to the general provisions are described below.

In the event of material diminution in role or responsibility, in certain circumstances Mr Kenny is entitled to a payment equivalent to two years' TRC plus the accelerated vesting of all conditional rights and options that would otherwise have vested in the two years following the termination date.

Subject to the achievement of financial hurdles, Mr Kenny will receive a contractually agreed bonus payment on 12 May 2011 of one year's base salary. In addition, 100,000 future performance options are being granted at $20.44 in tranches of 20,000 over a five year period from March 2007 and vesting within three months of December 2010.

Subject to the achievement of financial hurdles, Mr Burns will receive a contractually agreed bonus payment on 31 December 2010 of one year's TRC. In addition, 100,000 future performance options are being granted at $20.44 in tranches of 20,000 over a five year period from March 2007 and vesting within three months of December 2010.

In addition to his annual incentive under the DCP award, Mr Burns will be eligible to receive an additional award of conditional rights to the value of £487,522 in March 2008 as a result of the European operations' result exceeding the maximum target return on equity. The conditional rights will vest in three years after the grant date.

(D) Remuneration details

The following tables provide details of the remuneration of key management personnel of the consolidated entity.

		SHORT TERM EMPLOYEE BENEFITS	POST EMPLOYMENT BENEFITS		TOTAL
	YEAR	DIRECTORS' FEES[1] $'000	SUPER-ANNUATION[2] $'000	RETIREMENT BENEFITS[3] $'000	$'000
Non-executive directors					
LF Bleasel AM	**2007**	**221**	**20**	**7**	**248**
	2006	115	105	6	226
DM Boyle[4]	**2007**	**214**	**19**	**–**	**233**
	2006	51	5	–	56
EJ Cloney	**2007**	**544**	**49**	**30**	**623**
	2006	408	135	26	569
The Hon NF Greiner AC[5]	**2007**	**56**	**5**	**6**	**67**
	2006	214	19	21	254
IF Hudson	**2007**	**233**	**–**	**–**	**233**
	2006	214	–	–	214
BJ Hutchinson AM	**2007**	**221**	**20**	**16**	**257**
	2006	203	18	14	235
CLA Irby	**2007**	**242**	**–**	**6**	**248**
	2006	221	–	5	226
IYL Lee	**2007**	**235**	**21**	**5**	**261**
	2006	216	19	4	239
Total	**2007**	**1,966**	**134**	**70**	**2,170**
	2006	1,642	301	76	2,019

(1) Includes fees paid for services on board committees.

(2) Mr Irby and Ms Hudson are UK residents. They receive a superannuation equivalent of 9% of fees which is included in directors' fees in the table above.

(3) Retirement benefits reflect the adjustment to the amounts preserved at 31 December 2003, being an annual increase equal to the five year Australian government bond rate.

(4) Mr Boyle was appointed on 28 September 2006.

(5) The Hon NF Greiner AC retired on 4 April 2007.

	YEAR	SHORT TERM EMPLOYEE BENEFITS BASE SALARY $'000	OTHER[2] $'000	STI[3] $'000	POST EMPLOYMENT BENEFITS SUPER-ANNUATION $'000	OTHER LONG TERM EMPLOYMENT BENEFITS LONG SERVICE LEAVE $'000	SHARE BASED PAYMENTS[1] CONDITIONAL RIGHTS $'000	OPTIONS $'000	TOTAL $'000
Executive director									
FM O'Halloran	**2007**	**1,566**	**508**	**2,506**	**231**	**174**	**787**	**256**	**6,028**
	2006	1,295	436	2,088	191	115	663	262	5,050
Other key management personnel									
SP Burns[4]	**2007**	**1,315**	**436**	**2,332**	**–**	**–**	**963**	**423**	**5,469**
	2006	1,160	396	2,168	–	–	841	442	5,007
NG Drabsch	**2007**	**741**	**293**	**1,065**	**109**	**24**	**418**	**129**	**2,779**
	2006	702	262	1,012	105	22	385	141	2,629
MJ Goodwin[5]	**2007**	**421**	**165**	**288**	**51**	**25**	**45**	**14**	**1,009**
	2006	–	–	–	–	–	–	–	–
MD ten Hove	**2007**	**750**	**248**	**1,125**	**150**	**–**	**383**	**161**	**2,817**
	2006	725	244	966	134	–	254	117	2,440
TW Ibbotson[6]	**2007**	**552**	**150**	**581**	**97**	**54**	**192**	**61**	**1,687**
	2006	–	–	–	–	–	–	–	–
TM Kenny[4]	**2007**	**1,105**	**98**	**1,760**	**32**	**–**	**537**	**268**	**3,800**
	2006	1,019	130	1,355	35	–	513	294	3,346
V McLenaghan	**2007**	**779**	**190**	**1,297**	**119**	**28**	**347**	**104**	**2,864**
	2006	667	168	1,064	100	38	280	102	2,419
Former key management personnel									
PE Grove[4][7]	**2007**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2006	958	302	1,857	70	–	695	307	4,189
Total	**2007**	**7,229**	**2,088**	**10,954**	**789**	**305**	**3,672**	**1,416**	**26,453**
	2006	6,526	1,938	10,510	635	175	3,631	1,665	25,080

(1) The fair value at grant date of options and conditional rights is calculated using a binomial model. The fair value of each option and conditional right is earned evenly over the period between grant and vesting which is three years for conditional rights and three or five years for options. Details of grants of conditional rights and options are provided in note 28 to the financial statements.

(2) "Other" includes the deemed value of the provision of motor vehicles, health insurance, life assurance and personal accident insurance and the applicable taxes thereon. Directors' and officers' liability insurance has not been included in other remuneration since it is not possible to determine an appropriate allocation basis. It also includes interest on share loans, also disclosed in note 28(E) to the financial statements.

(3) STI is the accrued entitlement for the financial year.

(4) Mr Kenny is located in New York and Messrs Burns and Grove are located in London. Their remuneration has been converted to Australian dollars using the cumulative average rates of exchange for the year.

(5) Mr Goodwin was appointed as chief executive officer of Asia-Pacific operations on 8 October 2007. Before this appointment, he was the chief operating officer for the same division. Amounts shown include Mr Goodwin's remuneration during the reporting period, whether as key management personnel or otherwise. Amounts received in his position as key management personnel amounted to $302,000, comprising: base salary of $115,000; other short term employee benefits of $37,000; superannuation of $14,000; and STI of $136,000.

(6) Mr Ibbotson was appointed as chief executive officer of Australian operations on 8 October 2007. Before this appointment, he was the chief operating officer for the same division. Amounts shown include Mr Ibbotson's remuneration during the reporting period, whether as key management personnel or otherwise. Amounts received in his position as key management personnel amounted to $374,000, comprising: base salary of $139,000; other short term employee benefits of $24,000; superannuation of $24,000; and STI of $187,000.

(7) Mr Grove was not designated as key management personnel with effect from 1 January 2007.

(E) Share based compensation

(i) Options

DCP options

DCP options affecting remuneration of key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE[1]
18 March 2002	17 March 2005	18 March 2006	$7.49	$1.47
13 March 2003	13 March 2006	13 March 2007	$8.04	$1.45
10 April 2003	9 April 2006	10 April 2007	$8.04	$1.74
3 March 2004	2 March 2007	3 March 2008	$8.04	$3.61
3 March 2004	2 March 2007	3 March 2008	$11.08	$2.12
2 April 2004	1 April 2007	2 April 2008	$11.08	$2.23
3 March 2005	3 March 2008	3 March 2009	$14.85	$3.04
3 March 2005	3 March 2010	3 March 2011	$8.04	$6.90
3 March 2005	3 March 2010	3 March 2011	$11.08	$5.17
3 March 2005	3 March 2010	3 March 2011	$14.85	$3.60
8 April 2005	8 April 2010	8 April 2011	$14.85	$3.60
2 March 2006	2 March 2009	2 March 2010	$20.44	$3.85
2 March 2006	1 March 2011	2 March 2012	$20.44	$4.58
7 April 2006	6 April 2011	7 April 2012	$20.44	$5.63
2 March 2007	1 March 2010	2 March 2011	$32.68	$5.05
2 March 2007	1 March 2012	2 March 2013	$32.68	$6.28
4 April 2007	3 April 2012	4 April 2013	$32.68	$6.28

(1) The fair value at grant date of DCP options is calculated using a binomial model. The fair value of each option is earned evenly over the three or five year period between grant and vesting.

Details of DCP options over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share of the company.

	NUMBER OF OPTIONS GRANTED IN THE YEAR		NUMBER OF OPTIONS VESTED AND EXERCISED IN THE YEAR	
NAME	2007	2006	2007	2006
Executive director				
FM O'Halloran	**51,125**	94,771	**114,694**	110,884
Other key management personnel				
SP Burns[1]	**61,031**	110,515	**148,038**	78,206
NG Drabsch	**24,776**	50,460	**68,399**	62,381
MJ Goodwin[2]	**2,968**	–	**13,978**	–
MD ten Hove	**23,654**	46,799	**–**	–
TW Ibbotson[3]	**12,088**	–	**23,715**	–
TM Kenny	**31,910**	68,986	**87,218**	144,747
V McLenaghan	**26,052**	39,141	**49,810**	22,287
Former key management personnel				
PE Grove[4]	**–**	95,853	**–**	113,470

(1) Mr Burns exercised 79,085 options at a cost of $8.04. The amount paid for all other options exercised in the year was $11.08 (2006 $8.04).

(2) Mr Goodwin was appointed as chief executive officer of Asia-Pacific operations on 8 October 2007.

(3) Mr Ibbotson was appointed as chief executive officer of Australian operations on 8 October 2007.

(4) Mr Grove was not designated as key management personnel with effect from 1 January 2007.

Future performance options

Future performance options affecting remuneration of key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER RIGHT AT GRANT DATE(1)
25 May 2001	24 May 2006	25 May 2006	$10.65	$2.35
1 June 2001	31 May 2006	1 June 2006	$10.69	$2.37
10 December 2001	31 March 2007	1 April 2007	$7.27	$1.62
14 November 2002	31 December 2005	14 March 2006	$7.37	$1.34
12 May 2005	20% in December each year	30 December 2009	$14.81	$2.32
2 March 2007	Within three months of 31 December 2010	1 April 2011	$20.44	$12.55

(1) The fair value at grant date of options is calculated using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

The specific terms and conditions of each grant of future performance options that affect remuneration of the key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	PERFORMANCE CRITERIA	NAME	NUMBER OF OPTIONS GRANTED
25 May 2001	Limit to achieve an average 5% return on capacity for five years from the 2001 underwriting year	SP Burns PE Grove	35,000 35,000
1 June 2001	QBE the Americas to achieve an average insurance profit of 6% for underwriting years 2001 to 2005	TM Kenny	30,000
10 December 2001	Limit to achieve an average 5% return on capacity for five years from and including the 2002 underwriting year	SP Burns PE Grove	80,000 60,000
	QBE the Americas to achieve an average insurance profit of 5% for underwriting years 2002 to 2006	TM Kenny	100,000
14 November 2002	Limit managed syndicates to achieve an average return on capacity of 7% or more over the financial years 2002 to 2005	PE Grove	100,000
12 May 2005	QBE the Americas to achieve an average insurance profit of 7% of net earned premium for the five underwriting years commencing 1 January 2001	TM Kenny	100,000
2 March 2007	QBE the Americas to achieve an average insurance profit of 8% for underwriting years 2006 to 2010	TM Kenny	20,000
	European operations to achieve an average insurance profit of 8% for underwriting years 2006 to 2010	SP Burns	20,000

Details of future performance options over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share of the company.

NAME	NUMBER OF OPTIONS VESTED IN THE YEAR		NUMBER OF OPTIONS EXERCISED IN THE YEAR		AMOUNT PAID PER SHARE	
	2007	2006	2007	2006	2007	2006
Key management personnel						
SP Burns	**80,000**	35,000	**80,000**	35,000	**$7.27**	$10.65
TM Kenny	**100,000**	30,000	**100,000**	30,000	**$7.27**	$10.69
	20,000	20,000	**20,000**	20,000	**$14.81**	$14.81
Former key management personnel						
PE Grove(1)	–	–	–	100,000	–	$7.37
	–	35,000	–	35,000	–	$10.65

(1) Mr Grove was not designated as key management personnel with effect from 1 January 2007.

Regular options

Regular options issued under the Employee Share and Option Plan ("the Plan") are based on the achievement of past performance hurdles and are exercisable at 20% per annum. If the executive is entitled to exercise options in a particular year but does not, then he or she may exercise the options in the following year. These options expire if not exercised within five years from the grant date.

Regular options have been generally phased out and replaced with equity incentive arrangements under the DCP. There were no regular options issued during this or the previous reporting period.

Details of regular options affecting remuneration in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER RIGHT AT GRANT DATE[1]
2 April 2001	20% per annum on anniversary of grant date	2 April 2006	$10.72	$1.74

(1) The fair value at grant date of options is calculated using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

Details of regular options over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share of the company.

	NUMBER OF OPTIONS VESTED AND EXERCISED IN THE YEAR		AMOUNT PAID PER SHARE	
	2007	2006	2007	2006
Key management personnel				
V McLenaghan	–	750	–	$10.72

(ii) Conditional rights

Details of conditional rights affecting remuneration of key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	VALUE PER RIGHT AT GRANT DATE[1]
13 March 2003	13 March 2006	$9.16 to $9.71
10 April 2003	10 April 2006	$9.16
3 March 2004	2 March 2007	$11.65 to $13.24
2 April 2004	2 April 2007	$12.49
3 March 2005	3 March 2008	$15.30 to $17.81
8 April 2005	7 April 2008	$16.94
2 March 2006	2 March 2009	$23.09
7 April 2006	6 April 2009	$24.23
2 March 2007	1 March 2010	$32.68
4 April 2007	2 April 2010	$32.68

(1) The fair value at grant date of conditional rights is calculated using a binomial model. The fair value of each conditional right is earned evenly over the three year period between grant and vesting.

Details of conditional rights over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each conditional right is convertible into one ordinary share of the company.

	NUMBER OF RIGHTS GRANTED IN THE YEAR		NUMBER OF RIGHTS VESTED IN THE YEAR	
	2007	2006	2007	2006
Executive director				
FM O'Halloran	**25,563**	35,539	**48,156**	47,900
Other key management personnel				
SP Burns	**30,516**	41,444	**62,291**	33,784
NG Drabsch	**12,388**	18,923	**28,782**	26,947
MJ Goodwin	**1,484**	–	**5,882**	–
MD ten Hove	**11,827**	17,549	**–**	–
TW Ibbotson	**6,044**	–	**9,978**	–
TM Kenny	**15,955**	25,870	**36,700**	62,527
V McLenaghan	**13,026**	14,678	**20,960**	9,628
Former key management personnel				
PE Grove[1]	**–**	35,945	**–**	49,017

(1) Mr Grove was not designated as key management personnel with effect from 1 January 2007.

(F) At risk remuneration

Total reward mix

Consistent with market practice, the mix of total remuneration and reward is dependent on the level of seniority of the executive. Total reward mix achieved for the current and prior reporting periods is as follows:

	2007[1]			2006[2]		
TOTAL REWARD MIX	TRC/BASE %	STI %	DCP %	TRC/BASE %	STI %	DCP %
Executive director						
FM O'Halloran	**32**	**43**	**25**	31	42	27
Other key management personnel						
SP Burns	**26**	**35**	**39**	30	41	29
NG Drabsch	**35**	**41**	**24**	35	40	25
MJ Goodwin	**47**	**34**	**19**	–	–	–
MD ten Hove	**34**	**43**	**23**	35	39	26
TW Ibbotson	**39**	**39**	**22**	–	–	–
TM Kenny	**32**	**43**	**25**	35	40	25
V McLenaghan	**32**	**43**	**25**	34	40	26
Former key management personnel						
PE Grove[3]	**–**	**–**	**–**	30	41	29

(1) All of the above persons achieved their maximum entitlement under the STI and DCP awards in 2007.

(2) Except for Mr ten Hove, all key management personnel in 2006, achieved their maximum entitlement under the STI and DCP awards. Mr ten Hove's maximum entitlement was based on the following mix: TRC 32%; STI 41%; and DCP 27%.

(3) Mr Grove was not designated as key management personnel with effect from 1 January 2007.

(G) Key management personnel – investment in QBE

2007	ORDINARY SHARES NUMBER	OPTIONS NUMBER	CONDITIONAL RIGHTS NUMBER	TOTAL POTENTIAL SHARES IN QBE AT 31 DEC 2007 NUMBER	VALUE OF POTENTIAL SHARES AT 31 DEC 2007[1] $'000	COST TO ACQUIRE SHARES $'000	NET INVESTMENT IN QBE AT 31 DEC 2007 $'000
Executive director							
FM O'Halloran	**1,056,826**	**264,483**	**112,075**	**1,433,384**	**47,789**	**(10,867)**	**36,922**
Other key management personnel							
SP Burns	**3,511**	**355,068**	**144,507**	**503,086**	**16,773**	**(6,484)**	**10,289**
NG Drabsch	**312,520**	**142,586**	**61,317**	**516,423**	**17,218**	**(5,637)**	**11,581**
MJ Goodwin	**6,236**	**15,077**	**6,572**	**27,885**	**930**	**(323)**	**607**
MD ten Hove	**194,416**	**137,160**	**58,995**	**390,571**	**13,022**	**(5,650)**	**7,372**
TW Ibbotson	**8,556**	**64,786**	**27,912**	**101,254**	**3,376**	**(1,317)**	**2,059**
TM Kenny	**5,701**	**256,646**	**75,980**	**338,327**	**11,280**	**(4,875)**	**6,405**
V McLenaghan	**165,111**	**113,680**	**49,528**	**328,319**	**10,946**	**(3,633)**	**7,313**
	1,752,877	**1,349,486**	**536,886**	**3,639,249**	**121,334**	**(38,786)**	**82,548**

(1) The share price at 31 December 2007 was $33.34.

2006	ORDINARY SHARES NUMBER	OPTIONS NUMBER	CONDITIONAL RIGHTS NUMBER	TOTAL POTENTIAL SHARES IN QBE AT 31 DEC 2006 NUMBER	VALUE OF POTENTIAL SHARES AT 31 DEC 2006[1] $'000	COST TO ACQUIRE SHARES $'000	NET INVESTMENT IN QBE AT 31 DEC 2006 $'000
Executive director							
FM O'Halloran	1,135,939	328,052	130,488	1,594,479	46,001	(10,196)	35,805
Other key management personnel							
SP Burns	3,367	502,075	171,402	676,844	19,527	(6,062)	13,465
NG Drabsch	320,095	186,209	75,641	581,945	16,789	(5,653)	11,136
PE Grove	38,068	391,921	134,596	564,585	16,288	(5,549)	10,739
MD ten Hove	286,452	113,506	45,175	445,133	12,842	(5,207)	7,635
TM Kenny	3,635	411,954	94,158	509,747	14,706	(5,411)	9,295
V McLenaghan	171,411	137,438	55,790	364,639	10,520	(3,445)	7,075
	1,958,967	2,071,155	707,250	4,737,372	136,673	(41,523)	95,150

(1) The share price at 31 December 2006 was $28.85.

(H) Relationship between remuneration and company performance

Remuneration and reward structures encourage the achievement of a return for shareholders in terms of both dividends and growth in share price. A significant component of executive remuneration is "at risk", ensuring a direct link between the consolidated entity's performance and the reward for executives. Details of "at risk" remuneration are included earlier in this report. Overall levels of executive reward take into account the performance of the Group over a number of years, with greater emphasis given to the current year. The use of financial targets ensures that executives focus on delivering superior returns to shareholders.

Over the period from 2003 to 2007:

- the consolidated entity's net profit after income tax has increased by an average of 35% per annum;
- dividends per share have increased by an average 31% per annum; and
- the share price has increased from $10.60 to $33.34, an average of 33% per annum.

During the same period, average executive remuneration including incentives has grown by approximately 15% per annum.

The consolidated entity's strong results in the last five years across a number of key performance indicators are summarised below:

	2003	2004	2005	2006	2007
Earnings					
Net profit after income tax ($M)	572	857	1,091	1,483	**1,925**
Basic earnings per share (cents per share)	86.5	123.4	144.3	186.4	**225.7**
Return on equity					
Return on average shareholders' funds (%)	18.3	24.5	23.9	26.1	**26.1**
Returns to shareholders					
Dividends paid (cents per share)	42.0	54.0	71.0	95.0	**122.0**
Share price at 31 December ($ per share)	10.60	15.35	19.60	28.85	**33.34**

ENVIRONMENTAL REGULATION

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation.

AUDITOR

PricewaterhouseCoopers, Chartered Accountants, continues in office in accordance with section 327B of the *Corporations Act 2001*.

NON-AUDIT SERVICES

During the year PricewaterhouseCoopers has performed certain other services in addition to its statutory duties.

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as provided in note 30 to the financial statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure that they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in APES 110: Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration required under section 307C of the *Corporations Act 2001* is set out on page 66.

Details of amounts paid or payable to PricewaterhouseCoopers for audit and non-audit services are provided in note 30 to the financial statements.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the directors' report. Amounts have been rounded off in the directors' report to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

Signed in SYDNEY this 26th day of February 2008 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

AUDITOR'S INDEPENDENCE DECLARATION FOR THE YEAR ENDED 31 DECEMBER 2007

As lead auditor for the audit of QBE Insurance Group Limited for the year ended 31 December 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QBE Insurance Group Limited and the entities it controlled during the period.

RD Deutsch
Partner
PricewaterhouseCoopers

Sydney
26 February 2008

Annual financial report

31 DECEMBER 2007

Financial report

Income statements	68
Balance sheets	69
Statements of recognised income and expense	70
Statements of cash flows	71
Notes to the financial statements	72
Directors' declaration	142
Independent audit report to the members of QBE Insurance Group Limited	143

This financial report includes separate financial statements for QBE Insurance Group Limited ("the company") as an individual entity and the consolidated entity consisting of QBE Insurance Group Limited and its controlled entities. The financial report is presented in Australian dollars.

QBE Insurance Group Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office is located at:

Level 2, 82 Pitt Street
Sydney NSW 2000 Australia

A description of the nature of the consolidated entity's operations and its principal activities is included in the operations overview on pages 24 to 39 and in the directors' report, neither of which is part of this financial report.

The financial report was authorised for issue by the directors on 26 February 2008.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the company. All material press releases, financial reports and other information are available at our QBE investor centre on our website: www.qbe.com.

INCOME STATEMENTS

	NOTE	THE COMPANY 2007 $M	THE COMPANY 2006 $M	CONSOLIDATED 2007 $M	CONSOLIDATED 2006 $M
REVENUE					
Premium revenue		**–**	–	**12,361**	10,069
Other revenue		**2,941**	2,352	**2,153**	1,768
Net fair value gains on financial assets		**2**	2	**354**	207
Net fair value gains on investment properties		**–**	–	**2**	6
Realised gains (losses) on sale of controlled entities		**–**	16	**2**	(1)
Investment income – ABC financial assets pledged for funds at Lloyd's		**19**	30	**94**	122
	6	**2,962**	2,400	**14,966**	12,171
EXPENSES					
Outward reinsurance premium expense		**–**	–	**2,151**	1,911
Gross claims incurred		**–**	–	**6,651**	5,528
Other expenses	7(C)	**16**	16	**3,294**	2,449
Expenses – ABC securities for funds at Lloyd's		**47**	59	**103**	143
Finance costs		**99**	74	**218**	128
Profit before income tax	7	**2,800**	2,251	**2,549**	2,012
Income tax expense (credit)	8	**2**	(28)	**615**	519
Profit after income tax		**2,798**	2,279	**1,934**	1,493
Net profit attributable to minority interest		**–**	–	**9**	10
Net profit after income tax attributable to members of the company		**2,798**	2,279	**1,925**	1,483

	NOTE	CONSOLIDATED 2007 CENTS	CONSOLIDATED 2006 CENTS
Basic earnings per share	36	**225.7**	186.4
Diluted earnings per share	36	**217.0**	173.5

The above income statements should be read in conjunction with the accompanying notes.

		THE COMPANY		CONSOLIDATED	
	NOTE	2007 $M	2006 $M	2007 $M	2006 $M
ASSETS					
Financial assets at fair value through profit or loss					
Cash and cash equivalents	10	**11**	13	**988**	1,019
Investments	11	**46**	62	**23,525**	18,915
ABC financial assets pledged for funds at Lloyd's	34	**–**	–	**900**	995
Derivative financial instruments	12	**58**	4	**266**	102
Trade and other receivables	13	**1,566**	1,488	**4,616**	3,837
Reinsurance and other recoveries on outstanding claims	22	**–**	–	**4,360**	3,624
Current tax assets		**11**	–	**52**	3
Other assets		**4**	64	**41**	6
Deferred insurance costs	14	**–**	–	**1,683**	1,409
Defined benefit plan surplus	29	**–**	–	**3**	2
Property, plant and equipment	15	**–**	–	**435**	260
Deferred tax assets	16	**–**	6	**158**	72
Investment properties	17	**–**	–	**93**	38
Shares in controlled entities	18	**12,113**	9,669	**–**	–
Intangible assets	19	**–**	–	**2,493**	1,475
Total assets		**13,809**	11,306	**39,613**	31,757
LIABILITIES					
Financial liabilities at fair value through profit or loss					
Derivative financial instruments	12	**43**	10	**231**	37
Swaps relating to ABC securities	34	**3**	5	**30**	58
Trade and other payables	20	**1,889**	2,783	**1,934**	1,466
Current tax liabilities		**–**	101	**86**	193
Unearned premium	21	**–**	–	**5,698**	4,642
ABC securities for funds at Lloyd's	34	**–**	–	**867**	946
Outstanding claims	22	**–**	–	**18,231**	15,269
Provisions	23	**–**	22	**67**	66
Defined benefit plan deficit	29	**–**	–	**53**	8
Deferred tax liabilities	16	**64**	–	**415**	359
Borrowings	24	**976**	745	**3,458**	2,364
Total liabilities		**2,975**	3,666	**31,070**	25,408
Net assets		**10,834**	7,640	**8,543**	6,349
EQUITY					
Share capital	25(A)	**4,737**	3,461	**4,737**	3,461
Treasury shares held in trust	25(B)	**–**	–	**(16)**	(16)
Equity component of hybrid securities	25(C)	**114**	108	**114**	108
Reserves	26(A)	**39**	44	**(75)**	47
Retained profits	26(B)	**5,944**	4,027	**3,719**	2,683
Shareholders' funds		**10,834**	7,640	**8,479**	6,283
Minority interest	18(D)	**–**	–	**64**	66
Total equity		**10,834**	7,640	**8,543**	6,349

The above balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2007

	NOTE	THE COMPANY 2007 $M	THE COMPANY 2006 $M	CONSOLIDATED 2007 $M	CONSOLIDATED 2006 $M
Amounts recognised in equity					
Net (decrease) increase in foreign currency translation reserve	26(A)	–	–	**(128)**	13
Actuarial (losses) gains on defined benefit superannuation plans, net of tax	26(B)	–	–	**(8)**	4
Cash flow hedges, net of tax	26(A)	**4**	7	**(10)**	17
Gains on revaluation of owner occupied properties, net of tax	26(A)	–	–	**5**	9
Employee share options, net of tax	26(A)	**(9)**	4	**11**	28
Net (expense) income recognised directly in equity		**(5)**	11	**(130)**	71
Amounts recognised in income statement					
Profit after income tax		**2,798**	2,279	**1,934**	1,493
Total recognised income and expense for the year		**2,793**	2,290	**1,804**	1,564
Attributable to:					
Equity holders		**2,793**	2,290	**1,795**	1,554
Minority interest		–	–	**9**	10
		2,793	2,290	**1,804**	1,564

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

	NOTE	THE COMPANY 2007 $M	THE COMPANY 2006 $M	CONSOLIDATED 2007 $M	CONSOLIDATED 2006 $M
OPERATING ACTIVITIES					
Premium received		–	–	**12,667**	10,483
Reinsurance and other recoveries received		–	–	**1,665**	1,805
Outward reinsurance paid		–	–	**(2,108)**	(1,874)
Claims paid		–	–	**(7,053)**	(6,025)
Insurance costs paid		–	–	**(2,199)**	(2,044)
Other underwriting costs		–	–	**(836)**	(379)
Interest received		**88**	53	**933**	611
Dividends received		–	1,085	**64**	45
Other operating income		–	5	**12**	30
Other operating payments[1]		**(240)**	(1)	**(49)**	(171)
Interest paid		**(110)**	(65)	**(194)**	(84)
Income taxes (paid) recovered		**(68)**	9	**(528)**	(358)
Net cash flows from operating activities	38	**(330)**	1,086	**2,374**	2,039
INVESTING ACTIVITIES					
Proceeds on sale of equity investments		–	–	**1,428**	418
Proceeds on sale of investment property		–	–	**1**	1
Proceeds on sale of property, plant and equipment		–	–	**5**	2
Payments for purchase of equity investments		–	–	**(1,382)**	(1,376)
Proceeds from foreign exchange transactions		–	–	**160**	39
Proceeds from (payments for) purchase of other financial assets		**18**	(19)	**(1,277)**	(817)
Payments for purchase of controlled entities and businesses acquired[2]		–	–	**(2,052)**	(88)
Proceeds on disposal of controlled entities		–	–	**2**	3
Payments for purchase of investment property		–	–	**(6)**	(2)
Payments for purchase of property, plant and equipment		–	–	**(80)**	(61)
Net cash flows from investing activities		**18**	(19)	**(3,201)**	(1,881)
FINANCING ACTIVITIES					
Proceeds from (payments to) controlled entities		**54**	(166)	–	–
Proceeds from issue of shares		**772**	–	**772**	–
Payments for purchase of treasury shares		–	–	**(37)**	(38)
Share issue expenses		**(4)**	(5)	**(4)**	(5)
Proceeds from settlement of staff share loans		–	–	**43**	47
Proceeds from borrowings		**300**	–	**1,534**	731
Repayment of borrowings		–	(400)	**(695)**	(400)
Dividends paid		**(805)**	(497)	**(809)**	(497)
Net cash flows from financing activities		**317**	(1,068)	**804**	(162)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS HELD		**5**	(1)	**(23)**	(4)
Cash and cash equivalents at the beginning of the financial year		**13**	14	**1,019**	1,061
Effect of exchange rate changes		**(7)**	–	**(8)**	(38)
Cash and cash equivalents at the end of the financial year		**11**	13	**988**	1,019

(1) Current year consolidated cash flow includes payments of $5 million (2006 $140 million) to fund defined benefit retirement obligations.

(2) Net of cash acquired.

The above statements of cash flows should be read in conjunction with the accompanying notes.

Contents

OF THE NOTES TO THE FINANCIAL STATEMENTS

1	Summary of significant accounting policies	73
2	Australian accounting standards, amendments and interpretations issued but not yet effective	79
3	Critical accounting estimates and judgments	79
4	Risk management	83
5	Financial risk	86
6	Revenue	92
7	Profit before income tax	92
8	Income tax	94
9	Claims incurred (consolidated)	94
10	Cash and cash equivalents	95
11	Investments	96
12	Derivative financial instruments	96
13	Trade and other receivables	98
14	Deferred insurance costs (consolidated)	99
15	Property, plant and equipment (consolidated)	99
16	Deferred income tax	100
17	Investment properties (consolidated)	102
18	Investments in controlled entities	103
19	Intangible assets (consolidated)	109
20	Trade and other payables	111
21	Unearned premium (consolidated)	111
22	Outstanding claims (consolidated)	112
23	Provisions	113
24	Borrowings	114
25	Contributed equity	116
26	Other reserves	119
27	Share based payments	120
28	Key management personnel (company and consolidated)	125
29	Defined benefit plans	130
30	Remuneration of auditors	134
31	Contingent liabilities	135
32	Capital expenditure commitments	135
33	Operating lease commitments	135
34	Lloyd's division	136
35	Related parties (company and consolidated)	138
36	Earnings per share (consolidated)	139
37	Segment information	139
38	Reconciliation of cash flows from operating activities to net profit after income tax attributable to members of the company	141
39	Events occurring after the balance date	141

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for QBE Insurance Group Limited ("the company") as an individual entity and the consolidated entity consisting of QBE Insurance Group Limited and its controlled entities.

(A) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS"), other authoritative pronouncements of the Australian Accounting Standards Board ("AASB"), AASB Interpretations and the *Corporations Act 2001*.

Compliance with AIFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards ("IFRS"). The company financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132: Financial Instruments: Disclosure and Presentation.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of:

- financial assets and liabilities (including derivative instruments) at fair value through profit or loss;
- certain classes of property, plant and equipment; and
- investment property.

The consolidated entity and the company have elected to apply AASB 8: Operating Segments ("AASB 8"), issued February 2007, to reporting periods beginning on or after 1 January 2007. This includes applying AASB 8 to the comparatives in accordance with AASB 108: Accounting Policies, Changes in Accounting Estimates and Errors.

(B) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the company as at 31 December 2007 and the results of all controlled entities for the financial year then ended. The company and its controlled entities together are referred to in this financial report as the "consolidated entity". The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interest in the results and equity of controlled entities is shown separately in the consolidated income statement and balance sheet.

Where control of an entity commences during a financial year, its results are included in the consolidated income statement from the date on which the control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which the control existed.

The purchase method of accounting is used to account for the acquisition of controlled entities by the consolidated entity. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the controlled entity acquired, the difference is recognised directly in the income statement.

(C) Premium revenue

Premium comprises amounts charged to policyholders, excluding taxes collected on behalf of third parties. The earned portion of premium received and receivable, including unclosed business, is recognised as revenue. Premium on unclosed business is brought to account based upon the pattern of booking of renewals and new business.

(D) Unearned premium

Unearned premium is calculated based on the term of the risk which closely approximates the pattern of risks underwritten using either the daily pro-rata method or the 24ths method.

At each balance date, the adequacy of the unearned premium liability is assessed on a net of reinsurance basis against the present value of the expected future cash flows relating to potential future claims in respect of the relevant insurance contracts, plus an additional risk margin to reflect the inherent uncertainty of the central estimate. The assessment is carried out at the divisional business segment level, being a portfolio of contracts that are broadly similar and managed together as a single portfolio. If the unearned premium liability, less related intangible assets and deferred acquisition costs, is deficient, then the resulting deficiency is recognised in the income statement of the consolidated entity.

(E) Outward reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outward reinsurance premium is treated as a prepayment at the balance date.

(F) Claims

The provision for outstanding claims is measured as the central estimate of the present value of expected future claims payments plus a risk margin. The expected future payments include those in relation to claims reported but not yet paid; claims incurred but not reported ("IBNR"); claims incurred but not enough reported ("IBNER"); and estimated claims handling costs.

The expected future payments are discounted to present value using a risk free rate.

A risk margin is applied to the central estimate, net of reinsurance and other recoveries, to reflect the inherent uncertainty in the central estimate. This risk margin increases the probability that the net liability is adequate to a minimum of 85%.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(G) Reinsurance and other recoveries

Reinsurance and other recoveries on paid claims, reported claims not yet paid, IBNR and IBNER are recognised as revenue.

Amounts recoverable are assessed in a manner similar to the assessment of outstanding claims. Recoveries are measured as the present value of the expected future receipts, calculated on the same basis as the provision for outstanding claims.

(H) Acquisition costs

A portion of acquisition costs relating to unearned premium is deferred in recognition that it represents a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

(I) Investment income

Interest income is recognised on an accruals basis. Dividends are recognised when due. Investment income includes realised and unrealised gains or losses on financial assets which are reported on a combined basis as fair value gains or losses on financial assets.

Investment income on ABC financial assets pledged for funds at Lloyd's and expenses from ABC securities for funds at Lloyd's, both of which are separately identified, include fair value gains and losses on the ABC swaps.

(J) Taxation

The income tax expense for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the near future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The company and all of its Australian wholly owned controlled entities ("Australian entities") have implemented the tax consolidation legislation. The company is the head entity in a tax-consolidated group comprising the company and the Australian entities. All entities in the tax-consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity continues to be a stand-alone tax payer in its own right. In addition to its own current and deferred tax amounts, the company also recognises any current tax or deferred tax arising from unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group. Details of the tax funding agreement are included in note 8 to the financial statements.

(K) Financial instruments

A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity.

(i) Financial assets

The company and consolidated entity have identified the following classes of financial asset: cash and cash equivalents; investments; ABC financial assets pledged for funds at Lloyd's; derivative financial instruments; swaps relating to ABC securities; receivables; and reinsurance and other recoveries on outstanding claims.

(ii) Financial liabilities

The company and consolidated entity have identified the following classes of financial liability: derivative financial instruments; swaps relating to ABC securities; trade and other payables; ABC securities for funds at Lloyd's; outstanding claims; and borrowings.

(iii) Financial instruments designated as fair value through profit or loss

The policy of management is to designate a group of financial assets or financial liabilities as fair value through profit or loss when that group is both managed and its performance evaluated on a fair value basis for both internal and external reporting in accordance with the consolidated entity's documented investment strategy.

(L) Policyholders' and shareholders' funds

Policyholders' funds are those financial assets which are held to fund the insurance provisions of the consolidated entity. The remaining financial assets and investment properties (refer note 1(T)) represent shareholders' funds. Insurance profit is derived by adding investment income on policyholders' funds to the underwriting result.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(M) Cash and cash equivalents

Cash and cash equivalents includes cash at bank and on hand and deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day to day basis, net of bank overdrafts.

(N) Investments

All investments are designated as fair value through profit or loss on initial recognition. They are initially recorded at fair value and are subsequently remeasured to fair value at each reporting date. Fair value for each type of investment is determined as follows:

Listed investments – by reference to the closing bid price of the instrument at the balance date.

Unlisted investments – the fair value of investments not traded on an active market is determined using valuation techniques including reference to:

- the fair value of recent arm's length transactions involving the same instrument or instruments that are substantially the same;
- discounted cash flow analysis; and
- option pricing models.

All purchases and sales of investments that require delivery of the asset within the time frame established by regulation or market convention ("regular way" transactions) are recognised at trade date, being the date on which the consolidated entity commits to buy or sell the asset.

Investments are derecognised when the right to receive future cash flows from the assets has expired or has been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(O) Derivative financial instruments

The consolidated entity is subject to currency, interest rate, price, credit and liquidity risks. Derivative financial instruments ("derivatives") are used to manage these risks. The consolidated entity does not enter into, issue or hold derivatives for speculative trading purposes.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. Derivatives which are not part of a hedging relationship are valued at fair value through profit or loss. Derivatives which are part of a hedging relationship are accounted for as set out in note 1(P).

The fair value of derivatives traded in active markets is based on quoted market prices at the balance date. The fair value of derivatives not traded in active markets is determined using valuation techniques including the use of forward exchange rates for the valuation of forward foreign exchange contracts.

(P) Hedging transactions

Derivatives held for risk management purposes which meet the criteria specified in AASB 139: Financial Instruments: Recognition and Measurement ("AASB 139") are accounted for by the consolidated entity using fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the consolidated entity formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used for hedging are highly effective in offsetting changes in fair values or cash flows of hedged items.

Hedge accounting is discontinued when:

- it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the hedged item matures, is sold or repaid.

(i) Fair value hedge accounting

Changes in the fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

(ii) Cash flow hedge accounting

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially directly in shareholders' equity and transferred to the income statement in the period when the hedged item will affect profit or loss. The gain or loss on any ineffective portion of the hedging instrument is recognised in the income statement immediately. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item affects the income statement. When a transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

(iii) Hedges of net investments in foreign operations

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for in a manner similar to cash flow hedges. The gain or loss on the effective portion of the

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

hedging instrument is recognised directly in equity and the gain or loss on the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

(Q) Receivables

Receivables are measured at fair value through profit or loss. An allowance for default is established when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original term of the receivable. Any increase or decrease in the allowance for default is recognised in the income statement within underwriting expenses. When a receivable is uncollectible, it is written off against the allowance for default account. Subsequent recoveries of amounts previously written off are credited against underwriting expenses in the income statement.

(R) Borrowings

Borrowings are initially measured at fair value and are subsequently measured at amortised cost. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the financial liability using the effective interest method.

On issue of hybrid securities, the fair value of the liability component, being the obligation to make future payments of principal and interest to investors, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the fair value of the conversion option, is included in equity with no recognition of any change in the value of the option in subsequent periods. The liability is included in borrowings and carried on an amortised cost basis with interest on the securities recognised as financing costs using the effective interest method until the liability is extinguished on conversion or maturity of the securities.

(S) Asset Backed Capital ("ABC") transactions

(i) ABC financial assets pledged for funds at Lloyd's

ABC financial assets pledged for funds at Lloyd's are managed and performance is evaluated on a fair value basis for both internal and external reporting in accordance with the consolidated entity's documented investment strategy. ABC financial assets are initially recorded at fair value and are subsequently remeasured to fair value at each reporting date.

(ii) ABC financial securities for funds at Lloyd's

ABC securities are initially measured at fair value and are subsequently measured at amortised cost. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the financial liability using the effective interest method.

(iii) Swaps relating to ABC securities

Swaps relating to ABC securities are initially recognised at fair value on the date the agreements are entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the swap is designated as a hedging instrument and the nature of the item being hedged. Swaps which are not part of a hedging relationship are valued at fair value through profit or loss. Swaps which are part of a hedging relationship are accounted for as set out in note 1(P).

(T) Investment properties

Investment properties are valued by reference to external market valuations at fair value through profit or loss.

(U) Property, plant and equipment

Owner occupied properties are measured at fair value by reference to external market valuations. When a revaluation increases the carrying value of a property, the increase is credited to the revaluation reserve in equity. To the extent that the increase reverses a decrease previously recognised in the income statement, the increase is first recognised in the income statement. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised in the income statement. To the extent that the decrease reverses an increase previously recognised in equity, the decrease is first recognised in equity.

All other plant and equipment is stated at historical cost less accumulated depreciation.

Leasehold improvements, office equipment, fixtures and fittings and motor vehicles are depreciated using the straight line method over the estimated useful life to the consolidated entity of each class of asset. Estimated useful lives are between three and 10 years for all classes.

An asset's carrying amount is written down to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Refer note 1(W).

(V) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the consolidated entity's share of the net identifiable assets acquired. Goodwill acquired in a business combination is tested for impairment and is not subject to amortisation.

(ii) Intangible assets

Intangible assets are measured at cost. Those with a finite useful life are amortised using the straight line method over the estimated useful life. Estimated useful lives are between three and 20 years. Intangible assets with an indefinite useful life are not subject to amortisation but are tested for impairment annually or more often if there is an indication of impairment.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(W) Impairment of assets
Assets, including goodwill and intangibles, that have an indefinite useful life are tested annually for impairment or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised as the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped in cash generating units which are the lowest levels for which there are separately identifiable cash flows.

(X) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of controlled entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated entity's financial statements are presented in Australian dollars, being the functional and presentation currency of the company.

(ii) Translation of foreign currency transactions and balances
Foreign currency transactions are translated into functional currencies at the rates of exchange at the dates of the transactions. At the balance date, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at that date. Resulting exchange gains and losses are included in the income statement.

(iii) Translation of overseas controlled entities
The results and balance sheets of all overseas controlled entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing balance date rates of exchange;
- income and expenses are translated at cumulative average rates of exchange; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in overseas controlled entities, and of financial liabilities and other instruments designated as hedges of such investments, are taken to shareholders' equity. When an overseas controlled entity is sold, these exchange differences are recognised in the income statement as part of the gain or loss on sale.

(iv) Hedging transactions
Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1(P).

(Y) Equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

The equity component of hybrid securities is calculated and disclosed as set out in note 1(R).

(Z) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, adjusted for the cost of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the earnings figure used in the determination of basic earnings per share to exclude the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration. It also adjusts the weighted average number of shares to include dilutive potential ordinary shares and instruments with a mandatory conversion feature.

(AA) Dividends
Provision is made for dividends which are declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the balance date.

(AB) Employee benefits

(i) Superannuation
The consolidated entity participates in a number of superannuation plans and contributes to these plans in accordance with plan rules and actuarial recommendations, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities.

Defined contribution plans
For defined contribution plans, contributions are expensed as incurred.

Defined benefit plans
The liability recognised in the balance sheet in respect of defined benefit superannuation plans is the present value of the defined benefit obligation at the balance date less the fair value of plan assets, adjusted for any unrecognised past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

cash outflows using interest rates of high quality corporate or government bonds that are denominated in the currency in which the benefits will be paid, and that have a term to maturity approximating the term of the related superannuation liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised directly in equity. Past service costs are recognised immediately in the income statement, unless the changes to the superannuation plan are conditional on the employees remaining in service for a specified period of time (the vesting period) in which case the past service costs are amortised on a straight line basis over the vesting period.

(ii) Share based payment

The consolidated entity operates an equity settled, share based compensation plan. No expense is recognised for options and conditional rights granted before 7 November 2002 and/or vested before 1 January 2005. For all other options and conditional rights, the fair value of the employee services received in exchange for the grant of those instruments is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. The fair value at grant date of the options and conditional rights is calculated using a binomial model. The fair value of each instrument is expensed evenly over the period between grant and vesting dates. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance date, the consolidated entity revises its estimates of the number of options that are expected to become exercisable.

The consolidated entity recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

(iii) Profit sharing and bonus plans

The consolidated entity recognises a liability and an expense for bonuses and profit sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments.

(iv) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts voluntary redundancy in exchange for these benefits. The consolidated entity recognises termination benefits when it has demonstrably committed to either:

- terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or
- providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(v) Long service leave

The provision for long service leave is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Benefits falling due more than 12 months after the balance date are discounted to present value.

(AC) Treasury shares held in trust

The assets, liabilities and results of share based remuneration trusts are included in the balance sheet and results of the consolidated entity. These trusts may hold shares in the company to satisfy the company's obligations under the Employee Share and Option Plan ("the Plan"). Any shares in the company held by a trust are measured at cost (including any attributable acquisition costs). No gain or loss is recognised in the income statement on the sale, cancellation or reissue of these shares. On consolidation, these shares are presented on the balance sheet as treasury shares held in trust and represent a reduction in equity.

(AD) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

(AE) Rounding of amounts

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the financial statements. Amounts have been rounded off in the financial statements to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

2 AUSTRALIAN ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

TITLE		OPERATIVE DATE
2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	1 January 2008
2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	1 January 2008
2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	1 January 2008
2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and interpretations 1 & 12]	1 January 2009
2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	1 January 2008
2007-8	Amendments to Australian Accounting Standards arising from AASB 101	1 January 2009
AASB-I14	AASB 119 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	1 January 2008
2007-9	Amendments to Australian Accounting Standards arising from the Review of AASs 27, 29 and 31 [AASB 3, AASB 5, AASB 8, AASB 101, AASB 114, AASB 116, AASB 127 & AASB 137]	1 January 2009

The Australian accounting standards, amendments and interpretations detailed in the table above are not mandatory until the operative dates stated; however, early adoption is permitted.

The consolidated entity and the company will apply the amendments detailed above for the reporting periods beginning on the operative dates set out above. The application of these standards is not expected to have a material impact on either the consolidated entity's or the company's financial statements.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated entity is an international general insurance and reinsurance group underwriting most major commercial and personal lines classes of business through operations in 45 countries. The class of business mix and an analysis of the consolidated entity's gross written and net earned premium from insurance and reinsurance business is shown on page 13. The head office function is located in Australia and exists to support the activities of divisional operations as follows:

- Australian operations, which writes general insurance throughout Australia providing all major lines of insurance for commercial and personal risks;
- Asia-Pacific operations, which comprises general insurance operations in 15 countries;
- European operations, which comprises general insurance business written in the UK and throughout mainland Europe; both general insurance and reinsurance business written through Lloyd's of London; and reinsurance business written in Ireland; and
- QBE the Americas, which comprises general insurance and reinsurance operations in the US and a number of Latin American countries.

In view of this geographic and product diversity, the consolidated entity has developed a strong, centralised risk management and policy framework designed to ensure consistency of approach across a number of operational activities, subject to the specific requirements of local markets, legislation and regulation. Such operational activities include underwriting, claims management, actuarial assessment of the claims provision and investment management. In addition, assessment of the risk margin undertaken at a divisional level is subject to detailed head office review and the consolidated entity's probability of adequacy is determined by the Group's chief actuarial officer.

Given the centralised approach to many of its activities and the product and geographic diversification, sensitivity analyses in respect of critical accounting estimates and judgments are presented at the consolidated entity level in order to provide a level of analysis which is meaningful, relevant, reliable and comparable year on year. It is considered that disclosure at business segment or product level would not provide a meaningful overview given the complex interrelationships between the variables underpinning the consolidated entity's operations.

The consolidated entity makes estimates and judgments in respect of the reported amounts of certain assets and liabilities. These estimates and judgments are determined by qualified and experienced employees with reference to historical data and reasoned expectations of future events, and are continually updated. The key areas in which critical estimates and judgments are applied are described below.

(A) Ultimate liability arising from claims made under insurance contracts

Provision is made for the estimated cost of claims incurred but not settled at the balance date. This provision consists of estimates of both the expected ultimate cost of claims notified to the consolidated entity as well as the expected ultimate cost of claims incurred but not reported to the consolidated entity ("IBNR"). The estimated cost of claims includes direct expenses that are expected to be incurred in settling those claims.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

The estimation of IBNR is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the consolidated entity, where more information about the claims is generally available. Liability and other long tail classes of business, where claims settlement may not happen for many years after the event giving rise to the claim, typically display greater variability between initial estimates and final settlement due to delays in reporting claims, uncertainty in respect of court awards and future claims inflation. Claims in respect of property and other short tail classes are typically reported and settled sooner after the claim event, giving rise to more certainty. The estimation techniques and assumptions used in determining the outstanding claims provision and the associated reinsurance and other recoveries are described below.

(i) Insurance risk assumptions

The consolidated entity's process for establishing the outstanding claims provision involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. This process includes quarterly internal claims review meetings attended by senior divisional and Group management and detailed review by external actuaries at least annually. The risk management procedures related to the actuarial function are explained further in note 4.

The determination of the amounts that the consolidated entity will ultimately pay for claims arising under insurance and reinsurance contracts involves a number of critical assumptions. Some of the uncertainties impacting these assumptions are as follows:

- changes in patterns of claims incidence, reporting and payment;
- volatility in the estimation of future costs for long tail insurance classes due to the longer period of time that elapses before a definitive determination of the ultimate claims cost can be made;
- incidence of catastrophic events close to the balance date;
- changes in the legal environment, including the interpretation of liability laws and the quantum of damages; and
- social and economic trends, for example price and wage inflation and interest rates.

The potential impact of changes in key assumptions on the consolidated entity's income statement and balance sheet are summarised in note 3(A)(vii).

(ii) Central estimates

The outstanding claims provision comprises the central estimate and a risk margin which is added to the central estimate to achieve a desired probability of adequacy. The outstanding claims provision is discounted at risk free rates of return to reflect the time value of money.

A central estimate is an estimate of the level of claims provision that is intended to contain no intentional under or over estimation. As the consolidated entity requires a higher probability that estimates will be adequate over time, a risk margin is added to the central estimate of outstanding claims.

Central estimates for each class of business are determined by reference to a variety of estimation techniques, generally based on a statistical analysis of historical experience which assumes an underlying pattern of claims development and payment. The final selected central estimates are based on a judgmental consideration of the results of each method and qualitative information, for example, the class of business, the maturity of the portfolio and the expected term to settlement of the class. Projections are based on both historical experience and external benchmarks where relevant.

Central estimates are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts recoverable from reinsurers based on the gross outstanding claims provision.

(iii) Risk margin

The determination of the appropriate level of risk margin takes into account the uncertainty or variability of each class of business and the diversification benefits achieved by writing a number of classes of business in a number of geographic locations.

The measurement of variability by class of business uses techniques similar to those used in determining the central estimate. These techniques determine a range of possible outcomes of ultimate payments and ass gn a likelihood to outcomes at different levels. The use of a range of outcomes allows a determination of the risk margin required to provide an estimate at a given probability of adequacy, e.g. nine times in 10 (a 90% probability of adequacy). These techniques use standard statistical distributions, and the measure of variability is referred to as the standard deviation or the coefficient of variation.

The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. The statistical measure used to determine diversification is called the correlation. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. For example, high correlation exists in classes of business affected by court cases involving bodily injury claims such as motor third party liability (CTP), workers' compensation and public liability.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

Whilst there are estimation techniques for determining correlations, they are difficult to apply. The correlations adopted by the consolidated entity are normally derived from industry analysis, the consolidated entity's historical experience and the judgment of experienced and qualified actuaries.

The risk margin for the consolidated entity is determined by analysing the variability of each class of business and the correlation between classes of business and divisions. Correlations are determined for aggregations of classes of business, where appropriate, at the divisional level. Applying correlations between divisions results in a further diversification benefit to the consolidated entity with a consequent impact on the consolidated entity's risk margin.

The potential impact of changes in the coefficient of variation assumptions on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

(iv) Assets arising from contracts with reinsurers

Assets arising from contracts with the consolidated entity's reinsurers are determined using the same methods described above. In addition, the recoverability of these assets is assessed at each balance date to ensure that the balances properly reflect the amounts that will ultimately be received, taking into account counterparty and credit risk. Counterparty and credit risk in relation to reinsurance assets are considered in note 4.

(v) Expected present value of future cash flows for future claims

The expected present value of future cash flows for future claims and risk margin used in the liability adequacy test (refer note 21(D)) are determined using the same methods described above.

(vi) Financial assumptions used to determine the outstanding claims provision

The outstanding claims provision is discounted to net present value using a risk free rate of return. Details of risk free rates applied are as follows:

	2007 %		2006 %	
	SUCCEEDING YEAR	SUBSEQUENT YEARS	SUCCEEDING YEAR	SUBSEQUENT YEARS
Australia	**6.85 – 7.20**	**6.25 – 7.00**	6.30 – 6.40	5.90 – 6.30
Asia-Pacific	**2.40 – 7.87**	**2.40 – 7.87**	2.97 – 12.75	2.97 – 12.75
European operations	**3.40 – 4.60**	**3.40 – 4.60**	3.89 – 5.10	3.89 – 5.10
the Americas	**3.40**	**3.40**	4.80	4.80
Equator Re	**3.40 – 6.66**	**3.40 – 6.66**	4.80 – 6.35	4.80 – 6.35

The potential impact of a change in discount rates on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

The maturity profile of the consolidated entity's discounted net outstanding claims provision is analysed below.

		1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
At 31 December 2007	**$M**	**4,640**	**2,828**	**1,983**	**1,339**	**905**	**2,176**	**13,871**
At 31 December 2006	$M	3,860	2,311	1,651	1,187	808	1,328	11,645

The weighted average term to settlement of the consolidated entity's net outstanding claims provision at the balance date is 2.8 years (2006 2.8 years).

(vii) Impact of changes in key variables on the outstanding claims provision

The impact of changes in key outstanding claims variables are summarised in the table on page 82. Each change has been calculated in isolation from the other changes and each change shows the after tax impact on profit and equity assuming that there is no change to:

- Any of the other variables – This is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation. As can be seen from the table on page 82, the impact of a change in discount rates is largely offset by the impact of a change in the rate of inflation. The impact on financial assets of a change in interest rates is shown in note 5(A)(ii).
- The probability of adequacy – The directors and management have set an internal target range of 85% to 94% for the probability of adequacy of the net outstanding claims provision. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy, which is currently estimated to be 94.0%. Likewise, if the coefficient of variation were to increase by 1%, it is likely that the probability of adequacy would reduce from its current level and that the change would therefore impact the amount of risk margins held rather than net profit after income tax or equity.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

	MOVEMENT IN VARIABLE %	FINANCIAL IMPACT[1] PROFIT (LOSS) 2007 $M	EQUITY 2007 $M	PROFIT (LOSS) 2006 $M	EQUITY 2006 $M
Central estimate	+5	**(430)**	**(430)**	(359)	(359)
	–5	**430**	**430**	359	359
Inflation rate	+1	**(248)**	**(248)**	(207)	(207)
	–1	**236**	**236**	198	198
Discount rate	+1	**251**	**251**	209	209
	–1	**(270)**	**(270)**	(224)	(224)
Coefficient of variation	+1	**(148)**	**(148)**	(122)	(122)
	–1	**137**	**137**	123	123
Weighted average term to settlement	+10	**123**	**123**	113	113
	–10	**(125)**	**(125)**	(122)	(122)

(1) Determined at the consolidated entity level net of reinsurance and taxation at the prima facie rate of 30%.

(B) Retirement benefit obligations

The present value of the obligations arising from the consolidated entity's defined benefit superannuation plans is determined by external actuaries based on discount rate, inflation rate, mortality, salary growth and investment return assumptions. Key assumptions are set out in note 29.

The discount rate applied to the various plans is the interest rate on high quality corporate bonds (where there is a sufficiently deep market) or the appropriate government bond rate.

Mortality assumptions are affected by experience which indicates increasing longevity, particularly for certain age groups of the population. The consolidated entity has considered the consensus of professional opinions from a number of external actuaries in respect of the appropriateness of the mortality tables selected for use in the valuation of the superannuation obligations for each of the consolidated entity's plans.

The potential impact of a change in the most sensitive assumption on the consolidated entity's income statement and balance sheet is summarised below.

	MOVEMENT IN VARIABLE %	FINANCIAL IMPACT[1] PROFIT (LOSS) 2007 $M	EQUITY 2007 $M	PROFIT (LOSS) 2006 $M	EQUITY 2006 $M
Discount rate	+1	**–**	**24**	–	79
	–1	**–**	**(83)**	–	(99)
Inflation rate	+1	**–**	**(46)**	–	(68)
	–1	**–**	**8**	–	2

(1) Determined at the consolidated entity level net of taxation at the prima facie rate relevant to the superannuation plan.

(C) Intangible assets

Goodwill and intangible assets with an indefinite useful life are tested annually for impairment, or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The impairment review is based on the net present value of estimated future cash flows of the relevant cash generating unit, which is determined by reference to, amongst other factors, the estimated combined operating ratio in the business plan.

If the combined operating ratio applied in these calculations was increased by 1% over management's estimates at 31 December 2007, the consolidated entity would have no requirement to reflect an impairment write down.

4 RISK MANAGEMENT

An overview of the consolidated entity's risk management framework is provided in the risk management statement on pages 16 to 18 and in the risk management section of the corporate governance statement on pages 44 to 45.

The consolidated entity's risk management policy, strategy and framework are embedded in the Group head office and in each of the divisional operations, providing a consistent approach to managing risk across the organisation. The board annually approves a comprehensive risk management strategy ("RMS") and a reinsurance management strategy ("REMS"), both of which are lodged with the Australian Prudential Regulation Authority ("APRA").

The consolidated entity's risk management objectives are to:

- adequately price risk;
- avoid unwelcome surprises by reducing uncertainty and volatility;
- achieve competitive advantage through better understanding the risk environment in which the consolidated entity operates;
- optimise risk and more effectively allocate capital and resources by assessing the balance of risk and reward;
- comply with laws and internal procedures; and
- improve resilience to external events.

A fundamental part of the consolidated entity's overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows from insurance contracts. The Group has established internal controls to manage risk in the key areas of exposure relevant to its business. The broad risk categories discussed below are:

- insurance risk;
- reinsurance counterparty risk;
- acquisition risk;
- operational risk; and
- capital and regulatory risk.

Financial risks are considered in note 5. Within each of these categories, risks are evaluated before consideration of the impact of mitigating controls. The existence and effectiveness of such mitigating controls are then measured to ensure that residual risks are managed within risk tolerance.

(A) Insurance risk

The risks inherent in any single insurance contract are the possibility of the insured event occurring and the uncertainty of the amount of the resulting claim. By the very nature of an insurance contract, these risks are random and unpredictable. In relation to the pricing of individual insurance contracts and the determination of the level of the outstanding claims provision in relation to a portfolio of insurance contracts, the principal risk is that the ultimate claims payments will exceed the carrying amount of the provision established.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability around the expected outcome will be. In addition, a more diversified insurance and reinsurance group is less likely to be affected by a change in any one specific portfolio. The consolidated entity has developed its underwriting strategy to diversify the type of insurance risks accepted and, within each of these categories, to achieve a sufficiently large population of risks to reduce the variability of the expected outcome.

The consolidated entity has established the following protocols to manage its insurance risks across the underwriting, claims and actuarial disciplines.

(i) Underwriting risks

Selection and pricing of risks

Underwriting authority is delegated to experienced underwriters for the forthcoming year following a detailed retrospective and prospective analysis of each class of business as part of the consolidated entity's annual business planning process. Delegated authorities reflect the level of risk which the consolidated entity is prepared to take. The authorities include reference to some combination of:

- gross written premium;
- premium per contract;
- sum insured per contract;
- aggregate exposures per zone;
- probable maximum loss and realistic disaster scenarios ("RDSs");
- levels and quality of reinsurance protection;
- geographic exposures; and/or
- classes of business and types of product that may be written.

4 RISK MANAGEMENT CONTINUED

Limits in respect of each of the above are set at a portfolio, divisional and consolidated entity level and are included within business plans for individual classes of business. They are adjusted at a local level to reflect a risk factor in respect of each controlled entity depending on previous underwriting results, the economic environment and other potential drivers of volatility.

Insurance and reinsurance policies are written in accordance with local management practices and regulations within each jurisdiction taking into account the consolidated entity's risk tolerance and underwriting standards. Non-standard and long term policies may only be written if expressly included in the delegated authorities. No individual long term or non-standard policy is material to the consolidated entity.

Pricing of risks is controlled by use of in-house pricing models relevant to specific portfolios and the markets in which the consolidated entity operates. Experienced underwriters and actuaries maintain historical pricing and claims analysis for each portfolio and this is combined with a detailed knowledge of the current developments in the respective markets and classes of business.

Concentration risk

The consolidated entity's exposure to concentrations of insurance risk is mitigated by a portfolio diversified across 45 countries and hundreds of classes of business. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of employees skilled in underwriting such products allows the consolidated entity to lead underwrite in many of the markets in which it operates.

The table below demonstrates the diversity of the consolidated entity's operations.

GROSS EARNED PREMIUM	2007 $M	2006 $M
Marine, energy and aviation	**1,219**	1,151
Accident and health	**772**	594
Property	**3,242**	2,644
Motor and motor casualty	**2,242**	1,497
Financial and credit	**243**	254
Liability	**2,414**	1,952
Professional indemnity	**857**	910
Workers' compensation	**1,039**	805
Other	**333**	262
	12,361	10,069

The consolidated entity has potential exposure to catastrophe losses that may impact more than one operating division. Each year, the consolidated entity sets its tolerance to concentration risk. RDSs, using industry standard and QBE determined probable maximum losses and various catastrophe models, are calculated for each portfolio as part of the business planning process. These RDSs are aggregated across all portfolios and divisions to determine the consolidated entity's maximum event retention ("MER") which is the estimated maximum net loss from a major natural catastrophe with an approximate return period of 250 years. The MER must be less than the consolidated entity's concentration risk tolerance, otherwise steps such as the purchase of additional reinsurance are taken to limit the exposure.

In 2007, the net cost to the consolidated entity of catastrophic events above $2.5 million was $317 million before income tax (2006 $251 million before income tax).

(ii) Claims management and claims provisioning risks

The consolidated entity's approach to determining the outstanding claims provision and the related sensitivities are set out in note 3. The consolidated entity seeks to ensure the adequacy of its outstanding claims provision by reference to the following controls.

- Experienced claims managers work with underwriters on coverage issues and operate within the levels of authority delegated to them in respect of the settlement of claims.
- Processes exist to ensure that all claims advices are captured and updated on a timely basis and with a realistic assessment of the ultimate claims cost.
- Initial IBNR estimates are set by experienced internal actuaries in conjunction with the local product managers and underwriters for each class of business in each business unit.
- The aggregate outstanding claims provision for each controlled entity is assessed in a series of quarterly internal claims review meetings, which are attended by senior divisional management and one or both of the Group chief risk officer and Group chief actuarial officer in order to ensure consistency of provisioning practices across all divisions.
- Approximately 90% of the consolidated entity's outstanding claims provision is reviewed by external actuaries at least annually.

Despite the rigour involved in the establishment and review of the outstanding claims provision, the provision is subject to significant uncertainty for the reasons set out in note 3.

4 RISK MANAGEMENT CONTINUED

(B) Reinsurance counterparty risk

The consolidated entity reinsures a portion of risks underwritten to control exposure to insurance losses, reduce volatility and protect capital. The consolidated entity's strategy in respect of the selection, approval and monitoring of reinsurance arrangements is addressed by the following protocols:

- Treaty or facultative reinsurance is placed in accordance with the requirements of the consolidated entity's reinsurance management strategy and Group security committee guidelines.
- Reinsurance arrangements are regularly reassessed to determine their effectiveness based on current exposures, historical losses and potential future losses based on RDSs and the consolidated entity's MER.
- Exposure to reinsurance counterparties and the credit quality of those counterparties is actively monitored.

Strict controls are maintained over reinsurance counterparty exposures. Reinsurance is placed with counterparties that have a strong credit rating and concentration of risk is managed by adherence to counterparty limits. Counterparty limits are reviewed by management on a regular basis. Credit risk exposures are calculated regularly and compared with authorised credit lim ts. In certain cases, the consolidated entity requires letters of credit or other collateral arrangements to be provided to guarantee the recoverability of the amount involved. In some cases, further security has been obtained in the form of trust arrangements, reinsurer default protection and other potential offsets. This additional security has not been included in the credit rating analysis below.

The following table provides information about the quality of the consolidated entity's credit risk exposure in respect of reinsurance and other recoveries on outstanding claims at the balance date. The analysis classifies the assets according to Standard & Poor's counterparty credit ratings. AAA is the highest possible rating. Rated assets falling outside the range of AAA to BBB are classified as speculative grade.

		CREDIT RATING						
		AAA $M	AA $M	A $M	BBB $M	SPECULATIVE GRADE $M	NOT RATED $M	TOTAL $M
Reinsurance and other recoveries on outstanding claims	**2007**	**146**	**2,527**	**1,378**	**55**	**89**	**165**	**4,360**
	2006	231	1,835	1,288	76	64	130	3,624
Reinsurance and other recoveries on paid claims	**2007**	**15**	**177**	**145**	**8**	**38**	**23**	**406**
	2006	56	175	299	47	31	20	628

The following table provides further information regarding the ageing of reinsurance and other recoveries on paid claims at the balance date.

			PAST DUE BUT NOT IMPAIRED					
		NEITHER PAST DUE NOR IMPAIRED $M	0 TO 3 MNTHS $M	3 TO 6 MNTHS $M	6 MNTHS TO 1 YEAR $M	GREATER THAN 1 YEAR $M	IMPAIRED $M	TOTAL $M
Reinsurance and other recoveries on paid claims	**2007**	**122**	**210**	**1**	**33**	**40**	**–**	**406**
	2006	142	315	37	34	100	–	628

4 RISK MANAGEMENT CONTINUED

(C) Acquisition risk

The consolidated entity's strategy of growth by acquisition exposes it to additional risks. Acquisition risks are principally managed by the consolidated entity's controls over the selection of potential acquisitions, due diligence, negotiation of warranties and indemnities and subsequent integration processes. The consolidated entity has experienced due diligence teams in each of the divisions and has documented minimum requirements for carrying out due diligence.

(D) Operational risk

Operational risk is the risk of loss arising from system failure or inadequacies, human error or external events that does not relate to insurance, acquisition, capital and regulatory or financial risks. The consolidated entity manages operational risk within the same robust control framework as its other risks. One of the cornerstones of the consolidated entity's risk management framework is the recruitment and retention of high quality people who are entrusted with appropriate levels of autonomy within the parameters of disciplined risk management practices. The consolidated entity operates a system of delegated authorities based on expertise and proven performance, and compliance is closely monitored. Other controls include effective segregation of duties, access controls and authorisation and reconciliation procedures.

(E) Capital and regulatory risk

Australian and overseas controlled entities are subject to extensive prudential and other forms of regulation in the jurisdictions in which they conduct business. Prudential regulation is generally designed to protect policyholders. Regulation covers a number of areas including solvency, change in control and capital movement limitations. The regulatory environment in Australia and overseas continues to evolve in response to economic, political and industry developments. The consolidated entity works closely with regulators and monitors regulatory developments across its global operations to assess their potential impact on its ability to meet solvency and other requirements. Also refer to note 25(G).

5 FINANCIAL RISK

The operating activities of the consolidated entity expose it to financial risks such as market risk, credit risk and liquidity risk. The consolidated entity's risk management framework recognises the unpredictability of financial markets and seeks to minimise potential adverse effects on its financial performance. The key objective of the consolidated entity's asset and liability management strategy is to ensure sufficient liquidity is maintained at all times to meet the consolidated entity's obligations, including its settlement of insurance liabilities and, within these parameters, to optimise investment returns for policyholders and shareholders.

(A) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market factors. Market risk comprises three types of risk: currency risk (due to fluctuations in foreign exchange rates), interest rate risk (due to fluctuations in market interest rates) and price risk (due to fluctuations in market prices).

(i) Currency risk

The consolidated entity is exposed to currency risk in respect of its net foreign currency exposures. This risk is managed as follows:

- Each controlled entity manages the volatility arising from changes in foreign exchange rates by matching liabilities with assets of the same currency, thus ensuring that any exposures to other currencies are minimised.
- Where possible, forward foreign exchange contracts are used to protect residual currency positions. These forward foreign exchange contracts are accounted for in accordance with the derivatives accounting policy set out in note 1(O).
- The consolidated entity manages the currency risk arising from the translation of net investments in foreign operations to Australian dollars using either foreign currency borrowings designated as hedging instruments or forward foreign exchange contracts designated as hedging instruments.

Those arrangements which meet the hedging criteria set out in AASB 139 are accounted for in accordance with the accounting policy set out in note 1(P). The effectiveness of the currency management processes and the related use of derivatives is actively monitored by the Group chief financial officer.

The risk management process covering forward foreign exchange contracts and hedges involves close senior management scrutiny, including regular board and other management reporting. All forward foreign exchange contracts and hedge transactions are subject to delegated authority levels provided to management, and the levels of exposure are reviewed on an ongoing basis.

All instruments that are designated as hedges are tested for effectiveness on both a prospective and a retrospective basis. These tests are performed at least quarterly.

5 FINANCIAL RISK CONTINUED

The consolidated entity's policy is to actively manage, where possible, both its operational foreign currency exposures at a controlled entity level and its exposures arising on the translation of net investments in foreign operations at a consolidated entity level. Residual foreign currency exposures at the controlled entity level are managed to be within an absolute local currency unit limit. Residual foreign currency exposures arising at a consolidated entity level on translation of net investments in foreign operations are managed so that they do not exceed 5% of shareholders' funds.

The analysis below demonstrates the impact on profit after income tax and equity of a movement in foreign currency exchange rates against the Australian dollar on our major currency exposures using the residual controlled entity foreign currency exposures at the balance date:

	RESIDUAL EXPOSURE AT 31 DEC 2007 $M	RESIDUAL EXPOSURE AT 31 DEC 2006 $M	MOVEMENT IN VARIABLE AGAINST A$ %	FINANCIAL IMPACT(1) PROFIT (LOSS) 2007 $M	EQUITY 2007 $M	PROFIT (LOSS) 2006 $M	EQUITY 2006 $M
US dollar	**89**	236	+5	**3**	**3**	8	8
			–5	**(3)**	**(3)**	(8)	(8)
Sterling	**11**	66	+5	**–**	**–**	2	2
			–5	**–**	**–**	(2)	(2)
Euro	**92**	106	+5	**3**	**3**	4	4
			–5	**(3)**	**(3)**	(4)	(4)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate.

(2) Applying the same sensitivity analysis to the company's residual foreign currency exposures at the balance date, the financial impact of a 5% strengthening of sterling against the Australian dollar would increase profit after income tax and equity by $nil (2006 $4 million) and a 5% weakening of sterling against the Australian dollar would reduce profit after income tax and equity by $nil (2006 $4 million).

The analysis below demonstrates the impact on profit after income tax and equity of a movement in foreign currency exchange rates on our major currency exposures arising on the translation of net investments in foreign operations to Australian dollars using the consolidated entity's actual residual exposure at the balance date:

	RESIDUAL EXPOSURE AT 31 DEC 2007 $M	RESIDUAL EXPOSURE AT 31 DEC 2006 $M	MOVEMENT IN VARIABLE AGAINST A$ %	FINANCIAL IMPACT(1) PROFIT (LOSS) 2007 $M	EQUITY 2007 $M	PROFIT (LOSS) 2006 $M	EQUITY 2006 $M
US dollar	**(61)**	20	+5	**–**	**(3)**	–	1
			–5	**–**	**3**	–	(1)
Sterling	**91**	76	+5	**–**	**5**	–	4
			–5	**–**	**(5)**	–	(4)

(1) Determined at the consolidated entity level.

(ii) Interest rate risk

Financial instruments with floating rate interest expose the consolidated entity to cash flow interest rate risk, whereas fixed interest rate instruments expose the consolidated entity to fair value interest rate risk.

The consolidated entity's risk management approach is to minimise interest rate risk by actively managing investment portfolios to achieve a balance between cash flow interest rate risk and fair value interest rate risk. The consolidated entity invests in high quality, liquid fixed interest securities and cash and actively manages the duration of the fixed interest portfolio.

Interest bearing financial liabilities are valued at amortised cost and therefore do not expose the consolidated entity to fair value interest rate risk. In addition, the majority of these interest bearing financial liabilities are at fixed interest rates and so do not expose the entity to cash flow interest rate risk; however, Eurobonds and ABC securities for funds at Lloyd's issued at variable interest rates are subject to cash flow interest rate risk. The consolidated entity manages this interest rate risk and other financial risk associated with the Eurobonds and ABC securities for funds at Lloyd's by using derivative financial instruments. For further details refer to notes 12(A)(iii) and 34(C)(iii) respectively.

5 FINANCIAL RISK CONTINUED

The maturity profile of the consolidated entity's interest bearing financial assets and hence its exposure to interest rate risk, and the effective weighted average interest rate for interest bearing financial assets (excluding ABC financial assets pledged for funds at Lloyd's), is analysed below. The table includes investments at the maturity date of the security; however, many of the longer-dated securities have call dates of relatively short duration. The maturity of ABC financial assets pledged for funds at Lloyd's is shown in note 34(C)(iv).

			FIXED INTEREST RATE MATURING IN						
		FLOATING INTEREST RATE(1)	1 YEAR OR LESS(2)	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
At 31 December 2007									
Interest bearing financial assets	**$M**	**2,837**	**18,068**	**840**	**481**	**46**	**93**	**492**	**22,857**
Weighted average interest rate	**%**	**5.0**	**5.2**	**6.5**	**6.5**	**6.7**	**5.1**	**6.7**	**5.3**
At 31 December 2006									
Interest bearing financial assets	$M	3,328	13,001	1,057	428	32	44	303	18,193
Weighted average interest rate	%	4.9	5.1	5.3	5.1	6.3	6.7	6.6	5.1

(1) Includes $11 million (2006 $13 million) of cash and cash equivalents and $1 million (2006 $7 million) of short term money relating to the company.
(2) Includes $45 million (2006 $55 million) of short term money relating to the company.

The consolidated entity's sensitivity to movements in interest rates in relation to the value of interest bearing financial assets is shown in the table below.

		FINANCIAL IMPACT(1)			
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) 2007 $M	EQUITY 2007 $M	PROFIT (LOSS) 2006 $M	EQUITY 2006 $M
Interest rate movement – interest bearing financial assets	+1	**(48)**	**(48)**	(50)	(50)
	–1	**48**	**48**	54	54

(1) Determined at the consolidated entity level net of taxation at the prima facie rate of 30%.

The effect of interest rate movements on the consolidated entity's provision for outstanding claims is included in note 3(A)(vii).

(iii) Price risk

Price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded on the market.

The consolidated entity is exposed to price risk on its investment in equities and uses derivative financial instruments to manage this exposure. The risk management processes over these derivative financial instruments are the same as those explained in note 5(A)(i) in respect of forward foreign exchange contracts. Exposure is also managed by diversification across worldwide markets and currencies.

At 31 December 2007, 6.6% (2006 8.6%) of the consolidated entity's investments and cash were held in listed equities. The majority of the consolidated entity's equities were publicly traded in the major financial markets.

The potential impact of movements in the market value of listed equities on the consolidated entity's income statement and balance sheet is shown in the sensitivity analysis on page 89. The calculation assumes that exposures are unhedged although in practice the consolidated entity may purchase derivatives to manage this exposure. The price risk in relation to unlisted securities is immaterial in terms of the possible impact on profit or loss and has not been included in the sensitivity analysis.

5 FINANCIAL RISK CONTINUED

	EXPOSURE AT 31 DEC 2007 $M	EXPOSURE AT 31 DEC 2006 $M	MOVEMENT IN VARIABLE %	FINANCIAL IMPACT[1] PROFIT (LOSS) 2007 $M	EQUITY 2007 $M	PROFIT (LOSS) 2006 $M	EQUITY 2006 $M
ASX 200	**831**	804	+5	**27**	**27**	29	29
			-5	**(27)**	**(27)**	(29)	(29)
FTSE 100	**399**	480	+5	**13**	**13**	17	17
			-5	**(13)**	**(13)**	(17)	(17)
EURO Stoxx	**119**	148	+5	**4**	**4**	5	5
			-5	**(4)**	**(4)**	(5)	(5)
S & P 500	**260**	248	+5	**9**	**9**	9	9
			-5	**(9)**	**(9)**	(9)	(9)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate of 30%.

(B) Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss to the other party by failing to discharge an obligation. The following policies and procedures are in place to mitigate the consolidated entity's exposure to credit risk:

- A Group-wide investment credit risk policy is in place which defines what constitutes credit risk for the consolidated entity. Compliance with the policy is monitored and exposures and breaches are reported to the Group investment committee.
- Net exposure limits are set for each counterparty or group of counterparties in relation to investments, cash deposits and forward foreign exchange exposures. The policy also sets out minimum credit ratings for investments that may be held.
- The consolidated entity has strict guidelines covering the limits and terms of net open derivative positions and the counterparties with which the consolidated entity may transact. The consolidated entity does not expect any investment counterparties to fail to meet their obligations given their strong credit ratings and therefore does not require collateral or other security to support derivatives. The consolidated entity only uses derivatives in highly liquid markets.
- Credit risk in respect of premium debtors and reinsurance receivables is actively monitored. Strict controls are maintained over counterparty exposures. Business is transacted with counterparties that have a strong credit rating and concentration of risk is avoided by adherence to counterparty limits. The allowance for impairment is formally assessed by management at least four times a year.

The following tables provide information regarding the aggregate credit risk exposure of the consolidated entity and the company at the balance date in respect of the major classes of financial assets. The analysis classifies the assets according to Standard & Poor's counterparty credit ratings. AAA is the highest possible rating. Rated assets falling outside the range of AAA to BBB are classified as speculative grade.

As at 31 December 2007

	CREDIT RATING						
CONSOLIDATED	AAA $M	AA $M	A $M	BBB $M	SPECULATIVE GRADE $M	NOT RATED $M	TOTAL $M
Cash and cash equivalents	**350**	**465**	**119**	**2**	**39**	**13**	**988**
Interest bearing investments	**7,916**	**13,210**	**546**	**26**	**126**	**45**	**21,869**
ABC financial assets pledged for funds at Lloyd's	**900**	**–**	**–**	**–**	**–**	**–**	**900**
Derivative financial instruments	**26**	**214**	**26**	**–**	**–**	**–**	**266**

As at 31 December 2007

	CREDIT RATING						
COMPANY	AAA $M	AA $M	A $M	BBB $M	SPECULATIVE GRADE $M	NOT RATED $M	TOTAL $M
Cash and cash equivalents	**–**	**11**	**–**	**–**	**–**	**–**	**11**
Interest bearing investments	**–**	**33**	**13**	**–**	**–**	**–**	**46**
Derivative financial instruments	**7**	**51**	**–**	**–**	**–**	**–**	**58**
Amounts due from controlled entities	**–**	**–**	**180**	**–**	**–**	**1,371**	**1,551**

5 FINANCIAL RISK CONTINUED

As at 31 December 2006

CONSOLIDATED	CREDIT RATING AAA $M	AA $M	A $M	BBB $M	SPECULATIVE GRADE $M	NOT RATED $M	TOTAL $M
Cash and cash equivalents	475	394	86	4	41	19	1,019
Interest bearing investments	7,168	8,719	1,084	28	149	26	17,174
ABC financial assets pledged for funds at Lloyd's	995	–	–	–	–	–	995
Derivative financial instruments	26	62	14	–	–	–	102

As at 31 December 2006

COMPANY	CREDIT RATING AAA $M	AA $M	A $M	BBB $M	SPECULATIVE GRADE $M	NOT RATED $M	TOTAL $M
Cash and cash equivalents	12	1	–	–	–	–	13
Interest bearing investments	12	50	–	–	–	–	62
Derivative financial instruments	–	4	–	–	–	–	4
Amounts due from controlled entities	–	–	142	–	–	1,333	1,475

Details of credit risk in respect of reinsurance recoveries on outstanding claims are set out in note 4(B).

The carrying amount of the relevant asset classes in the balance sheet represents the maximum amount of credit exposure. The fair value of derivatives shown on the balance sheet represents the current risk exposure but not the maximum risk exposure that could arise in the future as a result of changing values. Further details are provided in note 12.

The following tables provide information regarding the carrying value of the consolidated entity's and the company's financial assets that have been impaired and the ageing of those that are past due but not impaired at the balance date.

As at 31 December 2007

CONSOLIDATED	NEITHER PAST DUE NOR IMPAIRED (1) $M	PAST DUE BUT NOT IMPAIRED 0 TO 3 MNTHS $M	3 TO 6 MNTHS $M	6 MNTHS TO 1 YEAR $M	GREATER THAN 1 YEAR $M	IMPAIRED $M	TOTAL $M
Premium receivable	**1,304**	**392**	**88**	**13**	**37**	**–**	**1,834**
Other debtors	**404**	**54**	**5**	**12**	**11**	**–**	**486**
Treasury receivables	**92**	**–**	**–**	**–**	**–**	**–**	**92**
Investment receivables	**339**	**–**	**–**	**–**	**–**	**–**	**339**

(1) Includes $10 million of treasury receivables and $5 million of investment receivables relating to the company.

The company has amounts due from controlled entities of $1,551 million which are neither past due nor impaired.

5 FINANCIAL RISK CONTINUED

As at 31 December 2006

CONSOLIDATED	NEITHER PAST DUE NOR IMPAIRED[1] $M	PAST DUE BUT NOT IMPAIRED 0 TO 3 MNTHS $M	3 TO 6 MNTHS $M	6 MNTHS TO 1 YEAR $M	GREATER THAN 1 YEAR $M	IMPAIRED $M	TOTAL $M
Premium receivable	564	350	67	27	42	–	1,050
Other debtors	394	59	3	21	10	–	487
Treasury receivables	2	–	–	–	–	–	2
Investment receivables	253	–	–	–	–	–	253

(1) Includes $4 million of treasury receivables and $9 million of investment receivables relating to the company.

The company has amounts due from controlled entities of $1,475 million which are neither past due nor impaired.

Details of the ageing of reinsurance and other recoveries on paid claims are set out in note 4(B).

(C) Liquidity risk

In addition to treasury cash held for working capital requirements, and in accordance with the consolidated entity's liquidity policy, a minimum percentage of consolidated investments and cash is held in liquid, short term money market securities to ensure that there are sufficient liquid funds available to meet insurance and investment obligations. The consolidated entity has a strong liquidity position. At 31 December 2007, the mean term to maturity of cash and fixed interest securities was 0.3 years (2006 0.4 years).

The consolidated entity limits the risk of liquidity shortfalls resulting from mismatch in the timing of claims payments and receipts of claims recoveries by negotiating cash call clauses in reinsurance contracts and seeking accelerated settlements for large claims.

The tables below summarise the maturity profile of certain financial liabilities of the consolidated entity and the company based on the remaining undiscounted contractual obligations. The maturity profile of borrowings is included in note 24.

As at 31 December 2007

CONSOLIDATED	1 YEAR OR LESS $M	1 TO 3 YEARS $M	3 TO 5 YEARS $M	OVER 5 YEARS $M	NO TERM $M	TOTAL $M
Trade payables	**1,107**	**64**	**19**	**16**	–	**1,206**
Treasury payables	**64**	–	–	–	–	**64**
Investment payables	**37**	–	–	–	–	**37**

(1) Includes $15 million relating to the company.

As at 31 December 2006

CONSOLIDATED	1 YEAR OR LESS[1] $M	1 TO 3 YEARS $M	3 TO 5 YEARS $M	OVER 5 YEARS $M	NO TERM $M	TOTAL $M
Trade payables	759	79	23	20	–	881
Treasury payables	44	–	–	–	–	44
Investment payables	26	–	–	–	–	26

(1) Includes $15 million of treasury payables and $7 million of investment payables relating to the company.

The consolidated entity and the company have no significant concentration of liquidity risk.

The maturity profile of the consolidated entity's net outstanding claims provision is analysed in note 3(A)(vi). For the maturity profile of derivative financial instruments refer to note 12. For the maturity profile of ABC securities for funds at Lloyd's and the swaps relating to the ABC securities refer to note 34.

6 REVENUE

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Premium revenue				
Direct and facultative	–	–	**11,010**	8,601
Inward reinsurance	–	–	**1,351**	1,468
	–	–	**12,361**	10,069
Other revenue				
Reinsurance and other recoveries	–	–	**1,098**	977
Interest and dividend income	**2,941**	2,352	**1,040**	773
Foreign exchange gains	–	–	**15**	18
	2,941	2,352	**2,153**	1,768
Net fair value gains on financial assets	**2**	2	**354**	207
Net fair value gains on investment properties	–	–	**2**	6
Realised gains (losses) on sale of controlled entities	–	16	**2**	(1)
Investment income – ABC financial assets pledged for funds at Lloyd's	**19**	30	**94**	122
Revenue	**2,962**	2,400	**14,966**	12,171

7 PROFIT BEFORE INCOME TAX

(A) Profit before income tax (consolidated)

	NOTE	2007 $M	2006 $M
Gross written premium		**12,406**	10,372
Unearned premium movement		**(45)**	(303)
Gross earned premium		**12,361**	10,069
Outward reinsurance premium		**(1,987)**	(1,842)
Deferred reinsurance premium movement		**(164)**	(69)
Outward reinsurance premium expense		**(2,151)**	(1,911)
Net earned premium		**10,210**	8,158
Gross claims incurred		**(6,651)**	(5,528)
Reinsurance and other recoveries		**1,098**	977
Net claims incurred	9	**(5,553)**	(4,551)
Net commission		**(1,885)**	(1,384)
Other acquisition costs		**(600)**	(498)
Underwriting and other expenses		**(734)**	(525)
		(8,772)	(6,958)
Underwriting profit		**1,438**	1,200
Investment income on policyholders' funds		**824**	588
Insurance profit		**2,262**	1,788
Investment income on shareholders' funds		**308**	234
Amortisation of intangibles and impairment of goodwill/intangibles		**(21)**	(10)
Profit before income tax		**2,549**	2,012

7 PROFIT BEFORE INCOME TAX CONTINUED

(B) Net investment and other income

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Dividends from controlled entities	**2,826**	2,275	**–**	–
Dividends from non-related entities	**–**	–	**66**	47
Interest received or receivable from controlled entities	**80**	70	**–**	–
Interest received or receivable from non-related entities	**3**	3	**957**	719
Other investment income	**32**	4	**17**	7
Interest and dividend income	**2,941**	2,352	**1,040**	773
Investment income – ABC financial assets pledged for funds at Lloyds	**19**	30	**94**	122
Net realised gains (losses) – equities and investment properties	**–**	–	**106**	(13)
Net realised gains – fixed interest and other	**2**	2	**172**	60
Net unrealised (losses) gains – equities and investment properties	**–**	–	**(4)**	123
Net unrealised gains – fixed interest and other	**–**	–	**32**	43
Realised gains on sale of controlled entities	**–**	16	**2**	–
Foreign exchange gains	**–**	–	**15**	18
Investment and other income	**2,962**	2,400	**1,507**	1,126
Expenses – ABC securities for funds at Lloyd's	**(47)**	(59)	**(103)**	(143)
Finance costs paid or payable to controlled entities	**(50)**	(19)	**–**	–
Finance costs paid or payable to non-related entities	**(49)**	(55)	**(218)**	(128)
Investment expenses	**(1)**	(4)	**(54)**	(32)
Realised losses on sale of controlled entities	**–**	–	**–**	(1)
Foreign exchange losses	**(15)**	(12)	**–**	–
Net investment and other income	**2,800**	2,251	**1,132**	822
Investment income on policyholders' funds			**824**	588
Investment income on shareholders' funds			**308**	234
Net investment and other income			**1,132**	822

(C) Other expenses

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Net commission	**–**	–	**1,885**	1,384
Other acquisition costs	**–**	–	**600**	498
Underwriting and other expenses	**–**	–	**734**	525
Investment expenses	**1**	4	**54**	32
Amortisation and impairment of goodwill/intangibles	**–**	–	**21**	10
Foreign exchange losses	**15**	12	**–**	–
Other expenses	**16**	16	**3,294**	2,449

(D) Specific items

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Defined contribution superannuation plan expense	**–**	–	**35**	32
Payments on operating leases	**–**	–	**65**	79
Depreciation of assets	**–**	–	**61**	42

8 INCOME TAX

(A) Reconciliation of prima facie tax to income tax expense

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Profit before income tax	**2,800**	2,251	**2,549**	2,012
Prima facie tax payable at 30%	**840**	675	**765**	604
Tax effect of permanent differences:				
Untaxed dividends	**(848)**	(687)	**(15)**	(11)
Differences in tax rates	**1**	4	**(122)**	(55)
Other, including non-allowable expenses and non-taxable income	**(6)**	(11)	**(38)**	(8)
Prima facie tax adjusted for permanent differences	**(13)**	(19)	**590**	530
Deferred tax (assets) liabilities not previously recognised	**–**	(3)	**1**	(3)
Underprovision (overprovision) in prior years	**15**	(6)	**24**	(8)
Income tax expense (credit)	**2**	(28)	**615**	519
Analysed as follows:				
Current tax	**(84)**	(7)	**373**	423
Deferred tax	**71**	(15)	**218**	104
Underprovision (overprovision) in prior years	**15**	(6)	**24**	(8)
	2	(28)	**615**	519
Deferred tax expense (credit) comprises[1]:				
Deferred tax assets (credited) charged to income statement	**(3)**	(7)	**(187)**	68
Deferred tax liabilities charged (credited) to income statement	**74**	(8)	**405**	36
	71	(15)	**218**	104

(1) Consolidated deferred tax expense includes $14 million (2006 $nil) credited to the income statement as a result of changes in income tax rates.

(B) Tax consolidation legislation

The accounting policy in relation to this legislation is set out in note 1(J).

On adoption of the tax consolidation legislation, the directors of the company and its Australian entities entered into a tax sharing and tax funding agreement that requires the Australian entities to fully compensate the company for current tax liabilities and to be fully compensated by the company for any current tax or deferred tax assets in respect of tax losses arising from external transactions occurring after the date of implementation of the tax consolidation legislation. The contributions are allocated by reference to the notional taxable income of each Australian entity.

Details of franking credits available to shareholders are shown in note 25(E).

9 CLAIMS INCURRED (CONSOLIDATED)

(A) Claims analysis

	2007 $M	2006 $M
Gross claims incurred and related expenses		
Direct and facultative	**6,001**	4,773
Inward reinsurance	**650**	755
	6,651	5,528
Reinsurance and other recoveries		
Direct and facultative	**1,086**	833
Inward reinsurance	**12**	144
	1,098	977
Net claims incurred	**5,553**	4,551

9 CLAIMS INCURRED (CONSOLIDATED) CONTINUED

(B) Claims development

Current year claims relate to risks borne in the current reporting year. Prior year claims relate to a reassessment of the risks borne in all previous reporting years.

	2007			2006		
	CURRENT YEAR $M	PRIOR YEARS $M	TOTAL $M	CURRENT YEAR $M	PRIOR YEARS $M	TOTAL $M
Gross claims incurred and related expenses						
Undiscounted	**8,927**	**(2,180)**	**6,747**	6,102	(284)	5,818
Discount	**(1,052)**	**956**	**(96)**	(543)	253	(290)
	7,875	**(1,224)**	**6,651**	5,559	(31)	5,528
Reinsurance and other recoveries						
Undiscounted	**2,345**	**(1,249)**	**1,096**	760	244	1,004
Discount	**(336)**	**338**	**2**	(58)	31	(27)
	2,009	**(911)**	**1,098**	702	275	977
Net claims incurred						
Undiscounted	**6,582**	**(931)**	**5,651**	5,342	(528)	4,814
Discount	**(716)**	**618**	**(98)**	(485)	222	(263)
	5,866	**(313)**	**5,553**	4,857	(306)	4,551

The development of net undiscounted outstanding claims for the seven most recent accident years is shown in note 22(D).

10 CASH AND CASH EQUIVALENTS

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Cash at bank and in hand	**6**	13	**330**	274
Overnight money	**5**	–	**183**	179
Cash management trusts	**–**	–	**179**	242
Term deposits	**–**	–	**293**	324
Commercial paper	**–**	–	**3**	–
	11	13	**988**	1,019

Included in cash and cash equivalents are amounts totalling $nil million (2006 $20 million) not available for use by the consolidated entity which are held within Lloyd's syndicates as funds at Lloyd's.

11 INVESTMENTS

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Interest bearing				
Short term money	**46**	62	**16,317**	10,040
Government bonds	**-**	–	**3,569**	5,011
Corporate bonds	**-**	–	**715**	911
Floating rate notes	**-**	–	**1,096**	1,099
Fixed interest trusts	**-**	–	**170**	104
Mortgages	**-**	–	**2**	9
	46	62	**21,869**	17,174
Equities				
Listed	**-**	–	**1,615**	1,729
Unlisted	**-**	–	**33**	28
Equity derivatives	**-**	–	**8**	(16)
	-	–	**1,656**	1,741
Total investments	**46**	62	**23,525**	18,915
Amounts maturing within 12 months	**46**	62	**19,268**	13,895
Amounts maturing in greater than 12 months	**-**	–	**4,257**	5,020
Total investments	**46**	62	**23,525**	18,915

(A) Unlisted equities

The fair value movement in unlisted equities was a gain of $6 million (2006 gain of $3 million).

(B) Equity derivatives

Contractual amounts for forward contracts due at the balance date were $8 million (2006 $16 million outstanding). The credit risk arising from equity derivatives is $8 million (2006 $nil). The equity derivatives are exchange traded and therefore the credit risk of $8 million (2006 $nil) is with the relevant exchange as counterparty. There were no amounts outstanding for purchased or written options (2006 $nil).

(C) Charges over investments and other assets

A controlled entity has given fixed and floating charges over certain of its investments and other assets in order to secure the obligations of the consolidated entity's corporate members at Lloyd's of London as described in note 31. Details of the fixed and floating charges over ABC financial assets pledged for funds at Lloyd's are provided in note 34(C).

12 DERIVATIVE FINANCIAL INSTRUMENTS

(A) Fair value

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Assets maturing within 12 months				
Forward foreign exchange contracts	**58**	4	**239**	87
Assets maturing in greater than 12 months				
Forward foreign exchange contracts	**-**	–	**1**	1
Eurobond swaps	**-**	–	**26**	14
	58	4	**266**	102
Liabilities maturing within 12 months				
Forward foreign exchange contracts	**(43)**	(10)	**(231)**	(37)
	15	(6)	**35**	65

Swaps relating to ABC securities are included in note 34(C) and equity derivatives are included in note 11(B).

All derivative positions entered into by the consolidated entity are for economic hedging purposes but do not, in all cases, meet the criteria for hedge accounting.

12 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(i) Credit risk

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises on derivative financial instruments with unrealised gains. At the balance date $266 million (2006 $102 million) is receivable from forward foreign exchange contracts and Eurobond swaps.

(ii) Forward foreign exchange contracts

Forward foreign exchange contracts are entered into by the consolidated entity for the purpose of managing residual foreign currency exposures. The consolidated entity's policy for managing such exposures is explained in note 5(A). In the consolidated entity, undiscounted contractual amounts to purchase $20,334 million (2006 $10,187 million) were outstanding at the balance date.

The maturity profile of these contracts is as follows:

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Less than one year	**5,357**	1,796	**20,322**	10,175
More than one year but less than five years	**–**	–	**12**	12
	5,357	1,796	**20,334**	10,187

(iii) Eurobond swaps

A controlled entity is exposed to cash flow interest rate and currency risk in respect of its three Eurobond financing arrangements. Accordingly, the consolidated entity has entered into swap agreements which result in the consolidated entity's Eurobond borrowings being fixed at sterling amounts until 2010, at which point the consolidated entity will be liable for the original Australian dollar and Euro amounts in the underlying financing arrangements. The facility can be extended for a further 10 years to 2020. Under the swap agreements, the variable interest rates of between 1.8% and 2.0% above the wholesale interbank rate are swapped to fixed rates of between 8.4% and 8.6% payable quarterly until 2010. The timing of the payments under the swap agreements matches the dates on which interest is payable on the underlying debt. The contracts are settled on a net basis.

The underlying borrowings are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. The swaps are measured at fair value. The swaps are designated as cash flow hedges and have satisfied the relevant hedge effectiveness tests throughout the year and at the balance date. The gain or loss on the cash flow hedges is recognised directly in equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. Each financial year end, until the close out of the swap agreements in 2010, an amount is transferred from equity to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the movement in the spot rate on the borrowings.

During the year, a gain of $14 million (2006 $nil) was recognised in equity relating to the movements in the fair value of the swaps. During the year, a gain before tax of $33 million (2006 loss before tax of $14 million) was transferred from equity and included in the income statement.

(B) Hedging arrangements

The following derivatives have been designated as hedges and meet the relevant requirements of AASB 139:

TYPE OF HEDGE	DESCRIPTION OF INSTRUMENT	NATURE OF RISKS	FAIR VALUE 2007 $M	FAIR VALUE 2006 $M
Fair value	Interest rate swaps – ABC securities (due 2008)	Changes in fair value of financial liability due to interest rate risk	**(5)**	(23)
Cash flow	Cross currency interest rate swaps – Eurobonds	Variability of functional currency cash flows due to interest rate and currency risk	**26**	14
Cash flow	Cross currency interest rate swaps – ABC securities (due 2009)	Variability of functional currency cash flows due to interest rate and currency risk	**(25)**	(35)
Net investments in foreign operations	Forward foreign exchange contracts – spot component	Currency risk	**(47)**	31

At the balance date, $nil (2006 $nil) non-derivative interest bearing liabilities were designated as hedges of net investments in foreign operations.

13 TRADE AND OTHER RECEIVABLES

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Trade debtors				
Premium receivable[1]	–	–	**1,834**	1,050
Reinsurance and other recoveries[1]	–	–	**406**	628
Unclosed premium	–	–	**1,459**	1,417
	–	–	**3,699**	3,095
Other debtors	–	–	**486**	487
Treasury receivables	**10**	4	**92**	2
Investment receivables	**5**	9	**339**	253
Amounts due from controlled entities	**1,551**	1,475	–	–
Trade and other receivables	**1,566**	1,488	**4,616**	3,837
Receivable within 12 months	**1,547**	1,488	**4,610**	3,832
Receivable in greater than 12 months	**19**	–	**6**	5
Trade and other receivables	**1,566**	1,488	**4,616**	3,837

(1) Net of an allowance for default.

(A) Allowance for default (consolidated)

Premium receivable is shown net of an allowance for default of $59 million (2006 $53 million).

Reinsurance and other recoveries are shown net of an allowance for default of $87 million (2006 $104 million).

(B) Fair value

Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

(C) Risk

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables. No receivables are pledged by the consolidated entity as collateral for liabilities or contingent liabilities. Information on the ageing and credit rating of balances in the table above, where relevant, is included in note 5. Note 5 also provides more information on the risk management policy of the consolidated entity.

14 DEFERRED INSURANCE COSTS (CONSOLIDATED)

	2007 $M	2006 $M
Deferred reinsurance premium	**497**	498
Deferred net commission	**915**	688
Deferred acquisition costs	**271**	223
Deferred insurance costs[1]	**1,683**	1,409

(1) The majority of deferred insurance costs will be expensed within 12 months of the balance date.

	DEFERRED NET COMMISSION $M	DEFERRED ACQUISITION COSTS $M
Deferred costs at 1 January 2006	653	211
Acquisitions	1	1
Costs deferred in financial year	620	185
Amortisation of costs deferred in previous financial years	(595)	(178)
Foreign exchange	9	4
Deferred costs at 31 December 2006	688	223
Acquisitions	149	45
Costs deferred in financial year	735	166
Amortisation of costs deferred in previous financial years	(611)	(149)
Foreign exchange	(46)	(14)
Deferred costs at 31 December 2007	915	271

15 PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

2007	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January	**102**	**112**	**195**	**14**	**423**
Acquisitions	**148**	**1**	**28**	**–**	**177**
Additions	**–**	**8**	**68**	**3**	**79**
Revaluations	**11**	**–**	**–**	**–**	**11**
Disposals	**(9)**	**(1)**	**(7)**	**(4)**	**(21)**
Foreign exchange	**(7)**	**(7)**	**(14)**	**–**	**(28)**
At 31 December	**245**	**113**	**270**	**13**	**641**
Accumulated depreciation and impairment losses					
At 1 January	**–**	**36**	**120**	**7**	**163**
Disposals	**–**	**(1)**	**(5)**	**(3)**	**(9)**
Depreciation charge for the year	**–**	**13**	**46**	**2**	**61**
Foreign exchange	**–**	**(2)**	**(7)**	**–**	**(9)**
At 31 December 2007	**–**	**46**	**154**	**6**	**206**
Carrying amount					
At 31 December 2007	**245**	**67**	**116**	**7**	**435**

15 PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED) CONTINUED

Principal owner occupied properties are valued annually by the directors effective 31 December based on independent valuations.

All owner occupied properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on market sales and discounted future cash flows.

In accordance with the consolidated entity's accounting policy, freehold buildings are measured at fair value. The cost of freehold buildings at 31 December 2007 was $224 million (2006 $89 million).

2006	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January	91	113	210	14	428
Acquisitions	–	–	1	1	2
Additions	–	18	40	2	60
Revaluations	13	–	–	–	13
Disposals	(2)	(21)	(58)	(3)	(84)
Foreign exchange	–	2	2	–	4
At 31 December	102	112	195	14	423
Accumulated depreciation and impairment losses					
At 1 January	–	39	150	7	196
Disposals	–	(15)	(59)	(2)	(76)
Depreciation charge for the year	–	12	28	2	42
Foreign exchange	–	–	1	–	1
At 31 December	–	36	120	7	163
Carrying amount					
At 31 December 2006	102	76	75	7	260

16 DEFERRED INCOME TAX

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Deferred tax assets	**–**	6	**158**	72
Deferred tax liabilities	**(64)**	–	**(415)**	(359)
	(64)	6	**(257)**	(287)

16 DEFERRED INCOME TAX CONTINUED

(A) Deferred tax assets – maturing in greater than 12 months

(i) The balance comprises temporary differences attributable to:

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Amounts recognised in the income statement				
Allowance for default	–	–	**16**	14
Employee benefits	–	–	**55**	44
Defined benefit plans	–	–	**15**	–
Insurance provisions	–	–	**250**	69
Deferred tax losses recognised	**19**	18	**172**	22
Other	**5**	3	**186**	7
	24	21	**694**	156
Amounts recognised directly in equity				
Cash flow hedges	–	–	**8**	3
Capitalised expenses	**3**	2	**3**	2
Defined benefit plans	–	–	**23**	18
Employee share options	–	–	**12**	25
	3	2	**46**	48
	27	23	**740**	204
Set-off of deferred tax liabilities	**(27)**	(17)	**(582)**	(132)
	–	6	**158**	72

(ii) Movements:

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Balance at 1 January	**23**	15	**204**	267
Credited (charged) to the income statement	**3**	7	**187**	(68)
Credited (charged) to equity	**1**	1	**(2)**	4
Acquisitions	–	–	**376**	1
Foreign exchange	–	–	**(25)**	–
Balance at 31 December	**27**	23	**740**	204

(B) Tax losses

The consolidated entity has not brought to account $1 million (2006 $1 million) of tax losses, which includes the benefit arising from tax losses in overseas countries. This benefit will only be brought to account when the directors believe it is probable that it will be realised. This benefit of tax losses will only be obtained if:

- the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

16 DEFERRED INCOME TAX CONTINUED

(C) Deferred tax liabilities – maturing in greater than 12 months

(i) The balance comprises temporary differences attributable to:

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Amounts recognised in the income statement				
Insurance provisions	–	–	(599)	(365)
Foreign currency monetary items	(90)	(17)	(100)	(23)
Financial assets – fair value movements	–	–	(93)	(78)
Other provisions	–	–	(82)	(16)
Other items	(1)	–	(115)	(4)
	(91)	(17)	(989)	(486)
Amounts recognised directly in equity				
Owner occupied property	–	–	(8)	(5)
	–	–	(8)	(5)
	(91)	(17)	(997)	(491)
Set-off of deferred tax assets	27	17	582	132
	(64)	–	(415)	(359)

(ii) Movements:

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Balance at 1 January	(17)	(25)	(491)	(451)
(Charged) credited to the income statement	(74)	8	(405)	(36)
Charged to equity	–	–	(3)	(4)
Acquisitions	–	–	(128)	–
Foreign exchange	–	–	30	–
Balance at 31 December	(91)	(17)	(997)	(491)

17 INVESTMENT PROPERTIES (CONSOLIDATED)

	2007 $M	2006 $M
At 1 January	38	33
Additions	6	1
Acquisitions	63	–
Disposals	(13)	(2)
Fair value gains	2	6
Foreign exchange	(3)	–
At 31 December	93	38

Investment properties are valued annually by the directors based on independent valuations.

All investment properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on market sales and discounted future cash flows. Investment properties are not expected to be realised within 12 months.

18 INVESTMENTS IN CONTROLLED ENTITIES

	COUNTRY OF INCORPORATION/ FORMATION	EQUITY HOLDING 2007 %	EQUITY HOLDING 2006 %
(A) Parent entity			
QBE Insurance Group Limited	Australia		
(B) Controlled entities			
AIS Green Slip Group Pty Limited	Australia	**100.00**	100.00
Anex Jenni & Partner AG	Switzerland	**100.00**	–
Atlasz Real Estate and Management Company Limited	Hungary	**100.00**	100.00
Atlasz Utasbiztositasi Egyes Ugynoki Kft	Hungary	**100.00**	100.00
Austral Mercantile Collections Pty Limited	Australia	**100.00**	100.00
Australian Aviation Underwriting Pool Pty Limited	Australia	**100.00**	100.00
Blue Ridge Indemnity Company	US	**100.00**	–
Blue Ridge Insurance Company	US	**100.00**	–
British Marine Holdings SA	Luxembourg	**100.00**	100.00
British Marine Holdings II SA	Luxembourg	**100.00**	100.00
British Marine Luxembourg SA	Luxembourg	**100.00**	100.00
British Marine Managers Limited	UK	**100.00**	100.00
CHU Underwriting Agencies Pty Limited	Australia	**100.00**	100.00
Compania Internationale de Asigurari QBE ASITO SA	Moldova	**–**	72.60
Concord Accident and Health Underwriting Agencies Pty Ltd	Australia	**100.00**	100.00
Concord Accident and Health Underwriting Agencies (SA) Pty Limited	Australia	**100.00**	100.00
Concord Sports Insurance Agencies Pty Limited	Australia	**100.00**	100.00
Concord Underwriting Agencies (NSW) Pty Limited	Australia	**100.00**	100.00
Concord Underwriting Agencies (SA) Pty Limited	Australia	**100.00**	100.00
Concord Underwriting Agencies Pty Limited	Australia	**100.00**	100.00
Corporate Underwriting Agencies Pty Limited	Australia	**100.00**	100.00
Cumbre Seguros de Mexico SA de CV	Mexico	**100.00**	–
Energy Insurance Services Limited	UK	**100.00**	100.00
Ensign Dedicated No.1 Limited	UK	**100.00**	100.00
Ensign Holdings Limited	UK	**100.00**	100.00
Equator Investments Pty Limited	Australia	**100.00**	100.00
Equator Re (Australia) Limited	Bermuda	**100.00**	100.00
Equator Reinsurances Limited	Bermuda	**100.00**	100.00
FAI Insurances (Fiji) Limited	Fiji	**100.00**	100.00
General Casualty Company of Wisconsin	US	**100.00**	–
General Casualty Insurance Company	US	**100.00**	–
Greenhill Baia Underwriting GmbH	Germany	**100.00**	100.00
Greenhill International Insurance Holdings Limited	UK	**100.00**	100.00
Greenhill Sturge Underwriting Limited	UK	**100.00**	100.00
Greenhill Underwriting Espana Limited	UK	**100.00**	100.00
Hoosier Insurance Company	US	**100.00**	–
HP Jenni & Partner AG	Switzerland	**100.00**	–
Hyfield Company Limited[1]	Thailand	**49.00**	49.00
Icon (Schemes) Limited	UK	**100.00**	100.00
Insurance Consult SRL	Moldova	**–**	100.00
Invivo Medical Pty Limited	Australia	**50.00**	50.00
Iron Trades Management Services Ltd	UK	**100.00**	100.00
Limit Corporate Members Limited	UK	**100.00**	100.00
Limit Holdings Limited	UK	**100.00**	100.00
Limit No 1 Limited	UK	**100.00**	100.00
Limit No 2 Limited	UK	**100.00**	100.00

18 INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/ FORMATION	EQUITY HOLDING 2007 %	EQUITY HOLDING 2006 %
Limit No 3 Limited	UK	**100.00**	100.00
Limit No 4 Limited	UK	**100.00**	100.00
Limit No 5 Limited	UK	**100.00**	100.00
Limit No 6 Limited	UK	**100.00**	100.00
Limit No 7 Limited	UK	**100.00**	100.00
Limit No 10 Limited	UK	**100.00**	100.00
Limit plc	UK	**100.00**	100.00
Limit Properties Limited	UK	**100.00**	100.00
Mantis Reef II Limited(2)	Cayman Is	–	–
Mantis Reef II Pledge Limited(2)	Cayman Is	–	–
Mantis Reef Limited(2)	Cayman Is	–	–
Mantis Reef Pledge Limited(2)	Cayman Is	–	–
MBP Holdings Limited	UK	**100.00**	100.00
Minster Court Asset Management (UK) Limited	UK	**100.00**	100.00
Minster Court Asset Management Pty Limited	Australia	**100.00**	100.00
MMIA Pty Limited	Australia	**100.00**	100.00
MMNSW Pty Limited	Australia	**100.00**	100.00
MMWC Pty Limited	Australia	**100.00**	100.00
National Credit Insurance (Brokers) NZ Limited	NZ	**100.00**	100.00
National Credit Insurance (Brokers) Pty Limited	Australia	**100.00**	100.00
National Farmers Union Property and Casualty Company	US	**100.00**	100.00
Pitt Nominees Pty Limited	Australia	**100.00**	100.00
Praetorian Financial Group Inc	US	**100.00**	–
Praetorian Insurance Company	US	**100.00**	–
Praetorian Specialty Insurance Company	US	**100.00**	–
PT Asuransi QBE Pool Indonesia	Indonesia	**60.00**	60.00
QBE (PNG) Limited	PNG	**100.00**	100.00
QBE (Singapore) Pte Ltd	Singapore	**100.00**	100.00
QBE (Stafford) Limited	UK	**100.00**	100.00
QBE Aseguradora de Riesgos del Trabajo SA	Argentina	**83.00**	83.00
QBE Atlasz Biztosito zrt	Hungary	**100.00**	100.00
QBE Australia Pty Limited	Australia	**100.00**	100.00
QBE Brasil Seguros SA	Brazil	**100.00**	100.00
QBE Capital Funding LP(2)	Jersey	–	–
QBE Capital Funding LP II(2)	Jersey	–	–
QBE Corporate Capital Holdings plc	UK	**100.00**	100.00
QBE Corporate Holdings Ltd	UK	**100.00**	100.00
QBE Corporate Limited	UK	**100.00**	100.00
QBE Employee Share Trust(2)	Australia	–	–
QBE Equities Pty Limited	Australia	**100.00**	100.00
QBE European Underwriting Services (Australia) Pty Limited	Australia	**100.00**	100.00
QBE Funding Limited	Jersey	**100.00**	100.00
QBE Funding II Limited	Jersey	**100.00**	100.00
QBE Funding III Limited	Jersey	**100.00**	100.00
QBE Funding IV Limited	Jersey	**100.00**	–
QBE Funding Trust(2)	US	–	–
QBE Funding Trust II(2)	US	–	–
QBE Funding Trust III(2)	US	–	–
QBE Funding Trust IV(2)	US	–	–

18 INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/ FORMATION	EQUITY HOLDING 2007 %	EQUITY HOLDING 2006 %
QBE Holdings (AAP) Pty Limited	Australia	**100.00**	100.00
QBE Holdings (UK) Limited	UK	**100.00**	100.00
QBE Holdings Inc	US	**100.00**	100.00
QBE Hongkong & Shanghai Insurance Limited	Hong Kong	**74.47**	74.47
QBE Insurance (Australia) Limited	Australia	**100.00**	100.00
QBE Insurance (Europe) Limited	UK	**100.00**	100.00
QBE Insurance (Fiji) Limited	Fiji	**100.00**	100.00
QBE Insurance (International) Limited	Australia	**100.00**	100.00
QBE Insurance (Malaysia) Berhad	Malaysia	**51.00**	51.00
QBE Insurance (Philippines) Inc	Philippines	**59.00**	59.00
QBE Insurance (PNG) Limited	PNG	**100.00**	100.00
QBE Insurance (Thailand) Co Limited[1]	Thailand		
Thai resident entities		**23.67**	23.67
Non-Thai resident entities		**24.87**	24.87
QBE Insurance (Vanuatu) Limited	Vanuatu	**100.00**	100.00
QBE Insurance (Vietnam) Company Limited	Vietnam	**100.00**	100.00
QBE Insurance Company (UK) Limited	UK	**100.00**	100.00
QBE Insurance Corporation	US	**100.00**	100.00
QBE International Holdings (UK) plc	UK	**100.00**	100.00
QBE International Holdings Limited	Hong Kong	**100.00**	100.00
QBE Investments (Australia) Pty Limited	Australia	**100.00**	100.00
QBE Investments (North America) Inc	US	**100.00**	100.00
QBE Investments (UK) Limited	NZ	**100.00**	100.00
QBE Investments Pty Ltd	Australia	**100.00**	100.00
QBE Irish Share Incentive Plan[2]	Ireland	**–**	–
QBE IT Services Pty Limited	Australia	**100.00**	100.00
QBE Jersey (GP) Limited	Jersey	**100.00**	100.00
QBE Jersey (GP) II Limited	Jersey	**100.00**	–
QBE Kindlustuse Eesti AS	Estonia	**100.00**	100.00
QBE Latin America Insurance Holdings SL	Spain	**100.00**	–
QBE Makedonija[3]	Macedonia	**65.25**	65.25
QBE Management (Ireland) Limited	Ireland	**100.00**	100.00
QBE Management Company (Bermuda) Limited	Bermuda	**100.00**	100.00
QBE Management Inc	US	**100.00**	100.00
QBE Management Services (Philippines) Pty Limited	Australia	**100.00**	100.00
QBE Management Services (UK) Limited	UK	**100.00**	100.00
QBE Management Services Pty Limited	Australia	**100.00**	100.00
QBE Marine Underwriting Agency Pte Limited	Singapore	**70.00**	70.00
QBE Nominees Pty Limited	Australia	**100.00**	100.00
QBE Nordic Aviation Insurance A/S	Denmark	**100.00**	100.00
QBE Pacific Insurance Limited	PNG	**100.00**	100.00
QBE Poistovna AS	Slovakia	**100.00**	100.00
QBE Re Services Pty Limited	Australia	**100.00**	100.00
QBE Regional Companies (NA) Inc	US	**100.00**	–
QBE Reinsurance (Bermuda) Limited	Bermuda	**100.00**	100.00
QBE Reinsurance (Europe) Limited	Ireland	**100.00**	100.00
QBE Reinsurance (UK) Limited	UK	**100.00**	100.00
QBE Reinsurance Administration Pty Ltd	Australia	**100.00**	100.00
QBE Reinsurance Corporation	US	**100.00**	100.00

18 INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/ FORMATION	EQUITY HOLDING 2007 %	2006 %
QBE Seguros SA	Colombia	**97.55**	97.48
QBE Specialty Insurance Company	US	**100.00**	100.00
QBE UK Finance I Limited	UK	**100.00**	100.00
QBE UK Finance II Limited	UK	**100.00**	100.00
QBE UK Share Incentive Plan[2]	UK	**–**	–
QBE Ukraine[1]	Ukraine	**50.00**	50.00
QBE Underwriting Limited	UK	**100.00**	100.00
QBE Underwriting Services (Ireland) Limited	Ireland	**100.00**	100.00
QBE Underwriting Services (UK) Limited	UK	**100.00**	100.00
QBE Underwriting Services Limited	UK	**100.00**	100.00
QBE Workers Compensation (NSW) Limited	Australia	**100.00**	100.00
QBE Workers Compensation (SA) Limited	Australia	**100.00**	100.00
QBE Workers Compensation (VIC) Limited	Australia	**100.00**	100.00
QBEMM Pty Limited	Australia	**100.00**	100.00
Queensland Insurance (Investments) Limited	Fiji	**100.00**	100.00
Redland Insurance Company	US	**100.00**	–
Regent Insurance Company	US	**100.00**	–
Ridgwell Fox & Partners (Underwriting Management) Limited	UK	**100.00**	100.00
Sinkaonamahasarn Company Limited[1]	Thailand	**49.00**	49.00
Southern Fire & Casualty Company	US	**100.00**	–
Southern Guaranty Insurance Company	US	**100.00**	–
Southern Pilot Insurance Company	US	**100.00**	–
SRL Underwriting Limited	UK	**100.00**	100.00
Standfast Corporate Underwriters Limited	UK	**100.00**	23.34
Star Trust[2]	Cayman Is	**–**	–
Strakh-Consult	Ukraine	**100.00**	100.00
Sukhothai Re Consultants Limited	Thailand	**100.00**	100.00
The MiniBus & Coach Club Limited	UK	**100.00**	100.00
Torch Dedicated Corporate Member Limited	UK	**100.00**	100.00
Travelon Pty Limited	Australia	**100.00**	100.00
Unigard Indemnity Company	US	**100.00**	–
Unigard Insurance Company	US	**100.00**	–
United Security Insurance Company	US	**100.00**	100.00
Universal Underwriting Agencies Pty Limited	Australia	**100.00**	–
Visionex 2000 Limited	UK	**100.00**	100.00

(1) The following special conditions exist with respect to the consolidated entity's equity holdings.
- For accounting purposes, the consolidated entity has management control of QBE Insurance (Thailand) Co Limited and QBE Ukraine.
- The issued share capital of Hyfield Company Limited and Sinkaonamahasarn Company Limited owned by the consolidated entity is held by various controlled entities. Other controlled entities have the right to acquire the remaining share capital.

(2) Mantis Reef Limited, Mantis Reef II Limited, Mantis Reef Pledge Limited, Mantis Reef II Pledge Limited, QBE Employee Share Trust, QBE Irish Share Incentive Plan, QBE UK Share Incentive Plan, Star Trust, the QBE Funding Trusts, QBE Capital Funding LP and QBE Capital Funding LP II have been included in the consolidated financial statements as these entities are special purpose entities that exist for the benefit of the QBE Group.

(3) The shareholding in QBE Makedonija equates to 73.50% (2006 73.50%) of the voting rights.

18 INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

(C) Change of name

CONTROLLED ENTITY	FORMER NAME
Equator Re (Australia) Limited	British Marine Holdings Limited
Minster Court Asset Management (UK) Limited	Minster Court Asset Management Limited
QBE (Stafford) Limited	MiniBus Plus Limited
QBE European Underwriting Services (Australia) Pty Limited	DA Constable Syndicate Pty Limited
QBE Holdings (AAP) Pty Limited	QBE International (Investments) Pty Limited
QBE Management Services (UK) Limited	QBE Management (UK) Limited
QBE Regional Companies (NA) Inc.	Winterthur US Holdings
QBE Seguros SA	Compania Central de Seguros SA
QBE Ukraine	QBE – UGPB Insurance
QBE Underwriting Limited	Limit Underwriting Limited
QBE Underwriting Services (Ireland) Limited	DA Constable Syndicate (Ireland) Limited
QBE Underwriting Services (UK) Limited	DA Constable Syndicate Limited
QBE Underwriting Services Limited	Limit Technology and Commercial Underwriting Limited

(D) Minority interest in controlled entities (consolidated)

	2007 $M	2006 $M
Ordinary share capital	**52**	54
Reserves	**(11)**	(7)
Retained profits	**23**	19
	64	66

(E) Equity

All equity in controlled entities is held in the form of shares or through contractual arrangements.

(F) Acquisitions

The following entities were acquired during the financial year:

- On 31 March 2007, a wholly owned entity acquired Praetorian Financial Group ("Praetorian"), a property and casualty insurer in the US.
- On 31 May 2007, a wholly owned entity acquired Winterthur US Holdings ("Winterthur US"), a property and casualty insurer in the US.
- On 10 July 2007, a wholly owned entity acquired HP Jenni & Partner AG and Anex Jenni & Partner AG, an underwriter of motor and general risks in Switzerland.
- On 31 July 2007, a wholly owned entity acquired the remaining equity of Standfast Corporate Underwriters Limited, a former corporate member at Lloyd's of London.
- On 31 August 2007, a wholly owned entity acquired Universal Underwriting Agency Pty Limited.
- On 1 November 2007, a wholly owned entity acquired Cumbre Seguros de Mexico SA de CV, a commercial lines insurer in Mexico.

18 INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

The fair value of assets and liabilities arising from these acquisitions are as follows:

	PRAETORIAN $M	WINTERTHUR US $M	OTHER $M	TOTAL 2007 $M	TOTAL 2006 $M
Financial assets at fair value through profit or loss					
Cash and cash equivalents	347	45	5	397	7
Investments	1,304	3,093	39	4,436	14
Trade and other receivables	323	571	23	917	3
Reinsurance and other recoveries on outstanding claims	1,515	148	6	1,669	8
Current tax assets	–	1	1	2	–
Other assets	8	25	–	33	–
Deferred insurance costs	535	151	3	689	2
Defined benefit plan surplus	–	–	2	2	–
Property, plant and equipment	13	165	1	179	2
Deferred tax assets	45	284	3	332	1
Investment properties	–	64	–	64	–
Intangible assets	92	191	–	283	–
Total assets	4,182	4,738	83	9,003	37
Trade and other payables	762	114	19	895	3
Current tax liabilities	5	–	–	5	–
Unearned premium	801	792	27	1,620	4
Outstanding claims	1,979	1,939	14	3,932	12
Provisions	–	24	2	26	–
Defined benefit plan deficit	–	38	–	38	–
Deferred tax liabilities	–	67	–	67	–
Borrowings	101	723	1	825	–
Total liabilities	3,648	3,697	63	7,408	19
Net assets acquired	534	1,041	20	1,595	18

(G) Goodwill and intangible assets acquired

	PRAETORIAN $M	WINTERTHUR US $M	OTHER $M	TOTAL 2007 $M	TOTAL 2006 $M
Purchase consideration					
Cash	1,002	1,396	47	2,445	71
Direct costs relating to the acquisition	2	2	–	4	–
Total purchase consideration	1,004	1,398	47	2,449	71
Fair value of net assets acquired	534	1,041	20	1,595	18
Goodwill acquired	470	357	27	854	53

(1) The above information is presented at the exchange rates prevailing at the date of the acquisitions.

The goodwill is attributable to the future profitability of the acquisitions and the synergies expected to arise within the consolidated entity.

The acquired businesses contributed premium revenue of $2,195 million and profit after income tax of $180 million to the consolidated entity for the period from acquisition to 31 December 2007.

If the acquisitions had occurred on 1 January 2007, consolidated premium revenue and consolidated profit after income tax for the year ended 31 December 2007 would have been $13,569 million and $1,909 million respectively.

(H) Joint venture

On 19 July 2007, the consolidated entity entered into a joint venture agreement with Rajan Raheja Group to form Raheja QBE General Insurance Company. The consolidated entity has a 26% ownership interest in the joint venture. No business was written by this operation during 2007.

(I) Disposals

On 2 May 2007, a wholly owned entity sold its shareholdings in our Moldovan operations, Compania Internationale de Asigurari QBE ASITO SA and Insurance Consult SRL.

19 INTANGIBLE ASSETS (CONSOLIDATED)

2007	GOODWILL $M	IDENTIFIABLE INTANGIBLES PURCHASED CAPACITY COSTS $M	OTHER $M	TOTAL $M
Cost				
At 1 January	**1,273**	**141**	**73**	**1,487**
Acquisitions	**837**	**–**	**281**	**1,118**
Additions	**5**	**–**	**4**	**9**
Foreign exchange	**(59)**	**(13)**	**(18)**	**(90)**
At 31 December	**2,056**	**128**	**340**	**2,524**
Amortisation				
At 1 January	**–**	**–**	**(12)**	**(12)**
Amortisation for the year	**–**	**–**	**(21)**	**(21)**
Foreign exchange	**–**	**–**	**2**	**2**
At 31 December	**–**	**–**	**(31)**	**(31)**
Carrying amount				
At 31 December 2007	**2,056**	**128**	**309**	**2,493**

2006	GOODWILL $M	IDENTIFIABLE INTANGIBLES PURCHASED CAPACITY COSTS $M	OTHER $M	TOTAL $M
Cost				
At 1 January	1,201	132	52	1,385
Acquisitions	78	–	23	101
Additions	–	1	–	1
Impairment of goodwill	(1)	–	–	(1)
Foreign exchange	(5)	8	(2)	1
At 31 December	1,273	141	73	1,487
Amortisation				
At 1 January	–	–	(3)	(3)
Amortisation for the year	–	–	(9)	(9)
At 31 December	–	–	(12)	(12)
Carrying amount				
At 31 December 2006	1,273	141	61	1,475

(A) Identifiable intangibles

Purchased capacity costs, the most significant component of identifiable intangibles, relate to the acquisition of syndicate capacity at Lloyd's of London. Syndicate capacity is considered to have an indefinite useful life due to the planned long term commitment to, and increasing size of, the consolidated entity's operations in the Lloyd's market. The relevant cash generating unit ("CGU") is the Lloyd's operating division. Purchased capacity costs have an indefinite useful life and therefore no amortisation is charged. The value in use over such a period is sufficient to validate the carrying value of the purchased capacity costs.

The consolidated entity acquired Praetorian in March 2007. Included within the fair value of assets acquired were renewal rights which are being amortised over 16 years and insurance licences which are deemed to have an indefinite useful life and therefore no amortisation is charged.

The consolidated entity acquired Winterthur US in May 2007. Included within the fair value of assets acquired were:

- renewal rights, which are being amortised over 21 years;
- software, which is being amortised over 5 years; and
- insurance licences and brand names which are deemed to have an indefinite useful life and are therefore not amortised.

19 INTANGIBLE ASSETS (CONSOLIDATED) CONTINUED

Other identifiable intangible assets include:

- rights to manage the Ensign business in the UK, which are being amortised over 11 years from the date of acquisition in 2004;
- renewal rights in respect of the acquisition of Icon Schemes Limited in 2004, which are being amortised over three years;
- insurance licences on the acquisition of National Farmers Union Property and Casualty Company in 2005, which are deemed to have an indefinite useful life and are therefore not amortised;
- renewal rights on the acquisition of the National Farmers Union Property and Casualty Company in 2005, which are being amortised over 20 years; and
- renewal rights on the acquisition of a portfolio of US agricultural business in September 2006, which are being amortised over 15 years.

None of these is individually significant.

(B) Goodwill

The most significant CGUs are:

- Australian operations, which includes the acquisition of the remaining 50% of the QBE Mercantile Mutual joint venture in 2004;
- QBE Insurance Europe, which includes the acquisitions of QBE Insurance Company (UK) Limited (formerly Iron Trades) in 1999 and QBE (Stafford) Limited (formerly MiniBus Plus) in 2005;
- the consolidated entity's operations at Lloyd's of London acquired mainly in 2000;
- Praetorian, a property and casualty insurer in the US which was acquired in 2007; and
- Winterthur US, a property and casualty insurer in the US which was acquired in 2007.

(C) Allocation of CGUs

	2007 $M	2006 $M
Australian Operations	**695**	686
QBE Insurance Europe	**175**	182
Lloyd's division	**365**	374
Praetorian	**515**	–
Winterthur US	**512**	–
Other CGUs	**231**	233
	2,493	1,475

(D) Key assumptions

The consolidated entity's accounting policy in respect of impairment testing of goodwill and intangibles is included in note 1(W). The recoverable amount of goodwill and intangibles is determined by reference to a value in use calculation using cash flow projections for the next five years based on information extracted from the latest three year business plan, presented to and approved by the board. No growth is assumed in years four and five.

Discount rates are pre-tax and reflect a beta and equity risk premium appropriate to the consolidated entity.

The terminal value is calculated using a perpetuity growth formula based on the cash flow forecast for year five, and an appropriate discount rate and terminal growth rate.

20 TRADE AND OTHER PAYABLES

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Trade payables	–	–	1,206	881
Amounts due to controlled entities	1,862	2,747	–	–
Other payables and accrued expenses	12	14	627	515
Treasury payables	15	15	64	44
Investment payables	–	7	37	26
Trade and other payables	1,889	2,783	1,934	1,466
Payable within 12 months	1,889	2,783	1,832	1,341
Payable in greater than 12 months	–	–	102	125
Trade and other payables	1,889	2,783	1,934	1,466

21 UNEARNED PREMIUM (CONSOLIDATED)

(A) Unearned premium

	2007 $M	2006 $M
At 1 January	4,642	4,287
Acquisitions/disposals	1,586	1
Deferral of premium on contracts written in the period	5,364	4,601
Earning of premium written in previous periods	(5,555)	(4,305)
Foreign exchange	(339)	58
At 31 December	5,698	4,642

(1) The majority of unearned premium will be earned within 12 months of the balance date.

(B) Net premium liabilities

	NOTE	2007 $M	2006 $M
Unearned premium		5,698	4,642
Deferred insurance costs	14	(1,683)	(1,409)
Net premium liabilities		4,015	3,233

(C) Expected present value of future cash flows for future claims including risk margin

	2007 $M	2006 $M
Undiscounted central estimate	3,626	2,759
Risk margin	162	138
	3,788	2,897
Discount to present value	(475)	(395)
Expected present value of future cash flows for future claims including risk margin	3,313	2,502

(D) Liability adequacy test

The probability of adequacy applied in the liability adequacy test differs from the probability of adequacy adopted in determining the outstanding claims provision. The reason for the difference is that the former is a benchmark used only to test the sufficiency of net premium liabilities whereas the latter is a measure of the adequacy of the outstanding claims provision actually carried by the consolidated entity.

AASB 1023 requires the inclusion of a risk margin in insurance liabilities, but does not prescribe a minimum level of margin. Whilst there is established practice in the calculation of the probability of adequacy of the claims provision, no such guidance exists in respect of the level of risk margin to be used in determining the adequacy of net premium liabilities. The consolidated entity has adopted a risk margin for the purposes of the liability adequacy test to produce a 75% probability of adequacy in respect of total insurance liabilities. The 75% basis is a recognised industry benchmark in Australia, being the minimum probability of adequacy required for Australian licensed insurers by APRA.

The application of the liability adequacy test in respect of the net premium liabilities identified a surplus at 31 December 2007 and 2006.

21 UNEARNED PREMIUM (CONSOLIDATED) CONTINUED

(E) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii).

The risk margin in expected future cash flows for future claims as a percentage of the central estimate is 5.1% (2006 5.8%). This is the risk margin required to give a probability of adequacy of 75% for total insurance liabilities.

22 OUTSTANDING CLAIMS (CONSOLIDATED)

(A) Net outstanding claims

	2007 $M	2006 $M
Gross outstanding claims	**20,116**	17,140
Claims settlement costs	**477**	395
	20,593	17,535
Discount to present value	**(2,362)**	(2,266)
Gross outstanding claims provision	**18,231**	15,269
Less than 12 months	**5,908**	5,098
Greater than 12 months	**12,323**	10,171
Gross outstanding claims provision	**18,231**	15,269
Reinsurance and other recoveries on outstanding claims[1]	**4,941**	4,207
Discount to present value	**(581)**	(583)
Reinsurance and other recoveries on outstanding claims	**4,360**	3,624
Less than 12 months	**1,268**	1,238
Greater than 12 months	**3,092**	2,386
Reinsurance and other recoveries on outstanding claims	**4,360**	3,624
Net outstanding claims	**13,871**	11,645
Central estimate	**12,280**	10,256
Risk margin	**1,591**	1,389
Net outstanding claims	**13,871**	11,645

(1) Reinsurance and other recoveries on outstanding claims are shown net of an allowance for default of $109 million (2006 $139 million).

(B) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii). The probability of adequacy at 31 December 2007 is 94.0% (2006 94.6%) which is at the high end of our internal target range of 85% to 94%.

The risk margin included in net outstanding claims is 13.0% of the central estimate (2006 13.5%).

(C) Reconciliation of movement in discounted outstanding claims provision

	2007			2006		
	GROSS $M	REINSURANCE $M	NET $M	GROSS $M	REINSURANCE $M	NET $M
At 1 January	**15,269**	**(3,624)**	**11,645**	15,083	(4,213)	10,870
Increase in net claims incurred in current accident year	**7,875**	**(2,009)**	**5,866**	5,559	(702)	4,857
Movement in prior year claims provision	**(1,224)**	**911**	**(313)**	(31)	(275)	(306)
Incurred claims recognised in the income statement	**6,651**	**(1,098)**	**5,553**	5,528	(977)	4,551
Acquisitions/disposals	**3,832**	**(1,322)**	**2,510**	685	(202)	483
Claim payments	**(7,053)**	**1,665**	**(5,388)**	(6,025)	1,805	(4,220)
Foreign exchange	**(468)**	**19**	**(449)**	(2)	(37)	(39)
At 31 December	**18,231**	**(4,360)**	**13,871**	15,269	(3,624)	11,645

22 OUTSTANDING CLAIMS (CONSOLIDATED) CONTINUED

(D) Claims development

(i) Net undiscounted outstanding claims for the seven most recent accident years

	2001 $M	2002 $M	2003 $M	2004 $M	2005 $M	2006 $M	2007 $M	TOTAL $M
Estimate of net ultimate claims cost:								
At end of accident year	3,445	3,177	3,348	4,572	4,979	4,680	**8,226**	
One year later	3,396	3,035	3,095	4,121	4,780	4,379	**-**	
Two years later	3,524	2,963	2,852	3,869	4,515	–	**-**	
Three years later	3,637	2,924	2,727	3,732	–	–	**-**	
Four years later	3,677	2,872	2,564	–	–	–	**-**	
Five years later	3,615	2,813	–	–	–	–	**-**	
Six years later	3,589	–	–	–	–	–	**-**	
Current estimate of net cumulative claims cost	3,589	2,813	2,564	3,732	4,515	4,379	**8,226**	
Cumulative net payments	(3,116)	(2,232)	(1,981)	(2,360)	(2,467)	(1,916)	**(1,705)**	
Net undiscounted outstanding claims for the seven most recent accident years	473	581	583	1,372	2,048	2,463	**6,521**	14,041

The estimates of net ultimate claims cost and cumulative claims payments for the seven most recent accident years have been translated to Australian dollars using the closing rate of exchange at 31 December 2007.

(ii) Reconciliation of net undiscounted outstanding claims for the seven most recent accident years to net outstanding claims

	TOTAL $M
Net undiscounted outstanding claims for the seven most recent accident years	14,041
Outstanding claims – accident years 2000 and prior	1,256
Foreign exchange	(237)
Discount on outstanding claims	(1,781)
Claims settlements costs	477
Other	115
Net outstanding claims at 31 December 2007	13,871

(iii) Commentary

The claims development table is presented net of reinsurance. With operations in 45 countries, hundreds of products, various reinsurance arrangements and with the consolidated entity's risk tolerance managed on a consolidated net basis, t is not considered meaningful or practicable to provide this information other than on a consolidated net accident year basis.

Outstanding claims in respect of acquisitions are included in the estimate of net ultimate claims cost in the accident year in which the acquisition was made. The exception is increased participation in Lloyd's syndicates, where the increased share of the outstanding claims provision is allocated to the original accident year.

23 PROVISIONS

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Long service leave	**-**	–	**22**	20
Amounts payable under acquisition agreements	**-**	22	**12**	35
Other provisions	**-**	–	**33**	11
	-	22	**67**	66
Payable within 12 months	**-**	–	**6**	1
Payable in greater than 12 months	**-**	22	**61**	65
	-	22	**67**	66

24 BORROWINGS

(A) Analysis of borrowings

		THE COMPANY		CONSOLIDATED	
		2007 $M	2006 $M	2007 $M	2006 $M
Repayable as follows:					
Bank loans	**Principal amount**				
26 July 2008	A$200 million	**200**	–	**200**	–
14 September 2008	A$100 million	**100**	–	**100**	–
1 April 2009	US$21 million	**–**	–	**24**	–
31 December 2035	US$80 million	**–**	–	**89**	–
		300	–	**413**	–
Senior debt					
28 September 2009	£175 million	**395**	433	**395**	433
Eurobonds					
2 August 2020	A$150 million/£58 million	**–**	–	**149**	149
2 August 2020	A$20 million/£8 million	**–**	–	**20**	20
2 August 2020	€115 million/£70 million	**–**	–	**191**	190
		–	–	**360**	359
Hybrid securities[1]					
15 April 2022	US$nil (2006 US$101 million)	**–**	–	**–**	77
21 September 2024	US$165 million (2006 US$558 million)	**–**	–	**122**	447
16 May 2027	£258 million	**–**	–	**592**	–
		–	–	**714**	524
Subordinated debt					
1 July 2023	US$250 million	**281**	312	**281**	312
Capital securities					
No fixed date	US$550 million	**–**	–	**622**	–
No fixed date	£300 million	**–**	–	**673**	736
		–	–	**1,295**	736
Total borrowings		**976**	745	**3,458**	2,364
Payable within 12 months		**300**	–	**300**	77
Payable in greater than 12 months		**676**	745	**3,158**	2,287
Total borrowings		**976**	745	**3,458**	2,364

(1) Hybrid securities are shown net of the equity conversion option. The US dollar principal amounts shown are the outstanding amounts payable at the end of the 20 year term.

(B) Finance costs

$15 million of finance costs have been capitalised in the year (2006 $8 million).

(C) Security and facility arrangements

In the normal course of business, bank loans are made to controlled entities and secured by guarantees or letters of comfort given by the company.

The Eurobonds were issued by a controlled entity and secured by guarantees given by the company and another controlled entity. The US$250 million subordinated debt was issued by the company. The claims of bondholders pursuant to both of these borrowings will be subordinated in right of payment to the claims of all senior creditors, including policyholders, of the relevant controlled entity.

The hybrid securities are guaranteed by the company and a controlled entity. The claims of investors under these guarantees in general will rank equally with all existing and future unsecured and unsubordinated indebtedness of the company and the controlled entity.

The performance of the obligations of the controlled entity under the capital securities is guaranteed by the company to the extent that the controlled entity has funds. The guarantee is an unsecured and subordinated obligation of the company. The guarantee ranks senior to the claims of the holders of ordinary shares of the company, equally with equally ranked securities and instruments of the company and junior to the claims of creditors of the company.

24 BORROWINGS CONTINUED

(D) Hybrid securities

(i) Hybrid securities due 2027

On 16 May 2007, the consolidated entity raised £258 million ($619 million) through the issue of 20 year hybrid securities. Interest of 6.2% per annum accumulates on the securities and is payable at the end of the 20 year term. In the event of conversion, the company will issue a fixed number of shares to the security holders. In the event of redemption, repurchase or maturity, the company can elect to pay either cash or the equivalent value of shares in the company, or a combination of both. Investors can request repurchase at the end of three, five, seven, 10 or 15 years from the date of issue. The company can redeem the securities at any time after three years from the date of issue. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for five consecutive trading days; or
- on certain corporate transactions occuring (e.g. change in control).

In the event of conversion, up to 11 million shares will be issued.

(ii) Hybrid securities due 2024

In 2004, a controlled entity issued US$375 million of 20 year hybrid securities. Investors can request repurchase at the end of years one, three, five, seven, 10 and 15 from the date of issue. The company can redeem the securities at any time after three years from the date of issue. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for five consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In 2007, 22 million shares (2006 nil) were issued as a result of the conversion of 70% (2006 nil) of the hybrid securities due 2024. In the event of conversion of the remaining securities, approximately 9 million shares will be issued.

(iii) Hybrid securities due 2022

In 2002, two controlled entities issued US$471 million of 20 year hybrid securities. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for two consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In 2007, 13 million shares (2006 14 million shares) were issued as a result of the conversion of 12% (2006 12%) of the hybrid securities due 2022. In the event of conversion of the remaining securities, approximately 35,000 shares will be issued.

(E) Capital securities

(i) Capital securities issued 2007

On 2 May 2007, the consolidated entity raised US$550 million ($667 million) through the issue of non-voting, non-cumulative perpetual preferred securities ("capital securities"). The capital securities entitle holders to receive semi-annual, non-cumulative cash distributions at a fixed rate of 6.8% per annum until 1 June 2017, and thereafter quarterly distributions at a floating rate of 2.6% above the London interbank offered rate for three month US$ deposits.

(ii) Capital securities issued 2006

In 2006, a controlled entity issued £300 million of capital securities. The securities have no fixed redemption date and may not be called for redemption or conversion by the investors.

Both issues of capital securities are subordinated. Distributions are deferrable and not cumulative. If a distribution or principal amount is not paid by the controlled entity, and the company does not pay the amount under the guarantee, then the capital securities are to be redeemed for QBE preference shares. For so long as the distributions or principal amounts are outstanding, no payments (including distributions or principal amounts) are to be made on the company's shares or other instruments ranking junior to the securities. Payment of distributions or principal amounts on equal ranking securities may be paid proportionally.

24 BORROWINGS CONTINUED

(F) Fair value of borrowings

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Bank loans	**300**	–	**413**	–
Senior debt	**396**	433	**396**	433
Eurobonds	**–**	–	**362**	363
Hybrid securities	**–**	–	**881**	1,212
Subordinated debt	**298**	291	**298**	291
Capital securities	**–**	–	**1,270**	755
	994	724	**3,620**	3,054

There has been no active trading of borrowings during 2007. The fair value has been estimated using valuation techniques based on market available data for similar debt instruments.

Hybrid securities due 2022 and 2024 have been valued with reference to the underlying market value of shares in the consolidated entity. The ability to convert the hybrid securities is restricted by the terms and conditions included in note 24(D).

25 CONTRIBUTED EQUITY

(A) Share capital (company and consolidated)

	2007 $M	2006 $M
Issued ordinary shares, fully paid	**4,737**	3,461

	NUMBER OF SHARES 000	$M
Issued and fully paid at 1 January 2007	**812,458**	**3,461**
Shares issued under the Employee Share and Option Plan	**866**	**9**
Employee options exercised	**3,530**	**36**
Vendor options exercised	**752**	**23**
Shares issued under Dividend Reinvestment Plan	**2,458**	**76**
Shares issued under Dividend Election Plan	**1,882**	**–**
Shares issued to holders of hybrid securities	**34,505**	**364**
Share placements	**24,324**	**772**
Shares issued under the Deferred Compensation Plan on vesting of conditional rights	**13**	**–**
Share issue expenses	**–**	**(4)**
Issued and fully paid at 31 December 2007	**880,788**	**4,737**
Shares notified to the Australian Securities Exchange	**886,143**	**4,781**
Less: Plan shares subject to non-recourse loans, derecognised under AIFRS	**(5,355)**	**(44)**
Issued and fully paid at 31 December 2007	**880,788**	**4,737**

25 CONTRIBUTED EQUITY CONTINUED

	NUMBER OF SHARES 000	$M
Issued and fully paid at 1 January 2006	785,294	3,195
Shares issued under the Employee Share and Option Plan	1,996	15
Employee options exercised	3,860	36
Vendor options exercised	944	22
Shares issued under Dividend Reinvestment Plan	5,740	117
Shares issued under Dividend Election Plan	473	–
Shares issued to holders of hybrid securities	13,865	81
Shares issued under the Deferred Compensation Plan on vesting of conditional rights	283	–
Share issue expenses	–	(5)
Bonus shares	3	–
Issued and fully paid at 31 December 2006	812,458	3,461
Shares notified to the Australian Securities Exchange	818,679	3,514
Less: Plan shares subject to non-recourse loans, derecognised under AIFRS	(6,221)	(53)
Issued and fully paid at 31 December 2006	812,458	3,461

Ordinary shares in the company have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. Ordinary shareholders rank after all creditors and are entitled to any residual proceeds.

(B) Treasury shares held in trust

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
At 1 January	–	–	16	–
Acquisition of shares	–	–	37	38
Shares vested and/or released to participants	–	–	(37)	(22)
At 31 December	–	–	16	16

Shares in the company may be bought on market to satisfy future obligations of the company under the various employee share based remuneration plans. Any such shares are held in trust. On consolidation, these shares are recognised as treasury shares held in trust. The balance of the treasury shares held in trust at the balance date represents the cumulative cost of acquiring shares in the company that have not yet been distributed to employees as share based remuneration.

(C) Equity component of hybrid securities

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
At 1 January	108	108	108	108
Movement during the period	6	–	6	–
At 31 December	114	108	114	108

(D) Dividend Reinvestment and Dividend Election Plans

The company operates a Dividend Reinvestment Plan ("DRP") and a Dividend Election Plan ("DEP"). The DEP continues; however, the DRP remains suspended due to our high level of capital adequacy.

The last date of receipt of election notices applicable to the final dividend was 25 February 2008.

25 CONTRIBUTED EQUITY CONTINUED

(E) Dividend (company and consolidated)

	2007 $M	2006 $M
Previous year final dividend paid on ordinary shares		
Franked at 60% – 33.0 cents (2006 19.0 cents, franked at 50%)	**271**	151
Unfranked – 22.0 cents (2006 19.0 cents)	**181**	151
	452	302
Interim dividend paid on ordinary shares		
Franked at 60% – 34.2 cents (2006 24.0 cents, franked at 60%)	**295**	193
Unfranked – 22.8 cents (2006 16.0 cents)	**197**	129
	492	322
Dividend reinvested under the Dividend Election Plan	**(63)**	(10)
Total dividend paid	**881**	614

The interim dividend of $492 million was paid on 21 September 2007. On 26 February 2008, the directors declared a 50% franked final dividend of 65.0 cents per share (2006 55.0 cents per share, 60% franked). The final dividend payout is $577 million (2006 $452 million).

The franking account balance on a tax paid basis as at the balance date was a surplus of $100 million (2006 $206 million).

Following the introduction of the conduit foreign income ("CFI") rules effective for the consolidated entity from 1 January 2006, shareholders not resident in Australia will receive CFI unfranked dividends for the unfranked portion of the final 2007 dividend exempt from Australian tax and not subject to Australian withholding tax.

(F) Options issued to third parties

The consolidated entity has issued options to third parties in respect of acquisitions. These options are subject to performance hurdles. Details of the movements in respect of such options during the year are as follows:

2007 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2007	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2007	EXPIRY DATE
1 December 2004	**$0.00**	**1,500,000**	**1,500,000**	**–**	**–**	**30 November 2007**

Details of the movements in respect of such options during the prior year were as follows:

2006 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2006	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2006	EXPIRY DATE
1 December 2004	$0.00	3,000,000	1,500,000	–	1,500,000	30 November 2007
22 December 2004	$0.00	2,750,000	–	2,750,000	–	31 July 2006
		5,750,000	1,500,000	2,750,000	1,500,000	

The market value of the options issued to third parties outstanding at the balance date is $nil (2006 $22 million), calculated by reference to the quoted market value of the underlying shares at that date. During the financial year, 1,500,000 (2006 1,500,000) options were exercised, resulting in the issue of 752,000 (2006 943,500) shares.

(G) Capital risk management

The consolidated entity manages its capital requirements by assessing capital levels on a regular basis. Its objectives are to maintain an optimal capital structure to reduce the cost of capital whilst providing security for policyholders and continuing to provide returns to shareholders. Where appropriate, adjustments are made to capital levels in light of changes in economic conditions and risk characteristics of the consolidated entity's activities. In order to maintain or adjust the capital structure, the consolidated entity has the option to adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Insurance companies are subject to externally imposed capital requirements set and monitored by regulatory bodies. These requirements are in place to ensure sufficient solvency margins for the protection of policyholders. In addition, the consolidated entity aims to maintain a strong credit rating and robust capital ratios in order to support its business objectives and maximise shareholder wealth.

The capital requirements of each business unit are assessed using capital modelling techniques, with capital allocated to business units to reflect, amongst other factors, past results and the inherent volatility of the business written in that business unit.

26 OTHER RESERVES

(A) Reserves

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Owner occupied property revaluation reserve[1]				
At 1 January	–	–	17	8
Valuation increase	–	–	13	13
Valuation decrease	–	–	(2)	–
Disposals	–	–	(2)	–
Deferred tax	–	–	(4)	(4)
At 31 December	–	–	22	17
Cash flow hedges reserve[2]				
At 1 January	2	(5)	(5)	(22)
Fair value gain (loss)	7	(34)	21	(34)
Transfer of (gain) loss to income statement	(3)	41	(36)	55
Taxation	–	–	5	(4)
At 31 December	6	2	(15)	(5)
Foreign currency translation reserve[3]				
At 1 January	–	–	(59)	(72)
(Losses) gains on translation	–	–	(758)	37
Gains (losses) on forward foreign exchange contracts	–	–	630	(22)
Other decrease	–	–	–	(2)
At 31 December	–	–	(187)	(59)
Options reserve[4]				
At 1 January	42	38	83	55
Options and conditional rights expense	27	26	27	26
Transfers from reserve on vesting of options and conditional rights	(36)	(22)	(36)	(22)
Taxation	–	–	20	24
At 31 December	33	42	94	83
General reserve[5]				
At 1 January	–	–	5	5
Movement in the year	–	–	–	–
At 31 December	–	–	5	5
Realised capital profits reserve[6]				
At 1 January	–	–	6	6
Movement in the year	–	–	–	–
At 31 December	–	–	6	6
Total reserves at 31 December	39	44	(75)	47

(1) Used to recognise fair value movements in the carrying value of owner occupied property. Refer note 1(U).

(2) Used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. Refer note 1(P)(ii).

(3) Exchange gains and losses arising on translation of a foreign controlled entity and related hedging instruments are taken to the foreign currency translation reserve. Refer note 1(X). In the event of the disposal of a relevant net investment, the movement in the reserve is recognised in the income statement.

(4) Used to recognise the fair value of instruments issued as share based payments.

(5) Established prior to 1989 for general purposes.

(6) Realised capital profits arising prior to the introduction of capital gains tax in Australia.

26 OTHER RESERVES CONTINUED

(B) Retained profits

		THE COMPANY		CONSOLIDATED	
	NOTE	2007 $M	2006 $M	2007 $M	2006 $M
Retained profits at 1 January		**4,027**	2,362	**2,683**	1,810
Net profit after income tax attributable to members of the company		**2,798**	2,279	**1,925**	1,483
Actuarial (losses) gains on defined benefit plans, net of tax	29(C)	**–**	–	**(8)**	4
Total available for appropriation		**6,825**	4,641	**4,600**	3,297
Dividends paid		**(881)**	(614)	**(881)**	(614)
Retained profits at 31 December		**5,944**	4,027	**3,719**	2,683

27 SHARE BASED PAYMENTS

(A) Employee Share and Option Plan

The company, at its 1981 AGM, approved the issue of shares from time to time under an Employee Share and Option Plan ("the Plan"), up to 5% of the issued ordinary shares in the capital of the company. Any full-time or part-time employee of the consolidated entity or equally owned joint ventures who is offered shares or options pursuant to the offer document of the Plan is eligible to participate in the Plan.

Under the Plan, ordinary shares of the company are offered at the weighted average market price during the five trading days up to the date of the offer. Likewise, the exercise price for options offered under the Plan is the weighted average market price during the five trading days up to the date of the offer.

In accordance with the terms of the Plan, interest free loans are granted to employees to subscribe for shares issued under the Plan. Prior to 20 June 2005, the terms of the loans were either personal recourse or non-recourse. With effect from 20 June 2005, only personal recourse loans are granted to employees to subscribe for shares under the Plan. The loans are repayable in certain circumstances as set out in the Plan, such as termination of employment or breach of condition.

Currently there are two schemes operating within the Plan:

(i) Deferred Compensation Plan

Senior management are invited to participate in the Deferred Compensation Plan ("DCP"). Under the DCP, the directors can issue conditional rights to shares and grant options to senior management who have already achieved predetermined performance criteria. The terms of the DCP may vary to take into account the requirements and market conditions of the locations of senior management, but the general terms of the DCP conditional rights and options are set out below.

- The conditional rights entitle relevant employees to receive shares on the third anniversary of the grant of the rights. Further shares are issued in relation to the conditional rights to reflect dividends paid on ordinary shares of the company in the period commencing from the date of the grant of the conditional rights. The shares issued pursuant to the conditional rights are issued without payment being made by senior management (i.e. at a nil exercise price).
- The options are subject to the terms and conditions of the Plan. Options issued in 2004 and prior can be exercised after three years, whilst any options issued in 2005 and thereafter will generally be exercisable after five years. They must be exercised within a 12 month period after vesting. Interest free personal recourse loans are granted on the terms permitted by the Plan as described above to persons who hold options to fund the exercise of options.

The shares issued pursuant to the conditional rights and options will only be issued if the individual has remained in the company's service throughout the vesting period (unless leaving due to redundancy, retirement through ill health or age, or death) and is not subject to disciplinary proceedings or notice on that date.

Shareholder approval of the DCP was given at the 2006 AGM for the purpose of ASX Listing Rule 7.2, sections 200B and 200E of the *Corporations Act 2001* and for all other purposes.

(ii) Share Incentive Plan

Generally, all full-time or part-time employees of the consolidated entity with a minimum of one year's service are invited to participate in the Share Incentive Plan ("the SIP"). Under the SIP, the directors can provide shares up to $1,000 to employees without payment being made by employees. The allocation of shares is based on the period of service. The shares are purchased on market and held in trust for the employee for a minimum of three years or until cessation of employment, whichever is earlier. Further details are provided in note 27(E).

27 SHARE BASED PAYMENTS CONTINUED

(B) Employee options

During the year, the company granted to 776 (2006 308) qualifying employees options over ordinary shares with a total market value of $62 million (2006 $54 million), being the quoted market price at the date the options were granted. The weighted average fair value of options granted during the year ended 31 December 2007 was $6.38 (2006 $4.58).

The market value of the options outstanding at balance date is $240 million (2006 $262 million), calculated by reference to the quoted market value of the underlying shares at that date.

Details of the number of employee options granted, exercised and forfeited or cancelled during the year, including those issued under the DCP, were as follows:

2007 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2007	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2007
10 December 2001	**$7.27**	**730,000**	**–**	**(730,000)**	**–**	**–**
13 March 2003	**$8.04**	**50,025**	**–**	**(31,090)**	**(2,783)**	**16,152**
3 March 2004	**$8.04**	**164,447**	**–**	**(164,447)**	**–**	**–**
3 March 2004	**$11.08**	**2,524,022**	**–**	**(2,419,828)**	**(23,685)**	**80,509**
2 April 2004	**$11.08**	**114,694**	**–**	**(114,694)**	**–**	**–**
3 March 2005	**$8.04**	**173,739**	**–**	**–**	**–**	**173,739**
3 March 2005	**$11.08**	**186,500**	**–**	**–**	**–**	**186,500**
3 March 2005	**$14.85**	**2,475,154**	**–**	**(32,666)**	**(131,334)**	**2,311,154**
8 April 2005	**$14.85**	**118,587**	**–**	**–**	**–**	**118,587**
12 May 2005	**$14.81**	**80,000**	**–**	**(20,000)**	**–**	**60,000**
2 March 2006	**$20.44**	**2,359,833**	**–**	**(17,156)**	**(107,004)**	**2,235,673**
7 April 2006	**$20.44**	**94,771**	**–**	**–**	**–**	**94,771**
2 March 2007	**$20.44**	**–**	**40,000**	**–**	**–**	**40,000**
2 March 2007	**$32.68**	**–**	**1,875,844**	**–**	**(53,293)**	**1,822,551**
4 April 2007	**$32.68**	**–**	**51,125**	**–**	**–**	**51,125**
		9,071,772	**1,966,969**	**(3,529,881)**	**(318,099)**	**7,190,761**
Weighted average exercise price		**$14.29**	**$32.43**	**$10.23**	**$19.38**	**$21.02**

The weighted average share price at the date of exercise of options during the year was $31.36 (2006 $21.75). The weighted average remaining contractual life of total options outstanding at 31 December 2007 was 3.9 years (2006 3.2 years).

Employee options outstanding at 31 December 2007 were as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	DCP/STI	OTHER	TOTAL OPTIONS
2008	**–**	**59,661**	**–**	**59,661**
2009	**60,000**	**111,148**	**–**	**171,148**
2010	**–**	**177,630**	**–**	**177,630**
2011	**40,000**	**2,789,703**	**–**	**2,829,703**
2012	**–**	**2,456,822**	**–**	**2,456,822**
2013	**–**	**1,458,797**	**–**	**1,458,797**
2024	**–**	**–**	**37,000**	**37,000**
	100,000	**7,053,761**	**37,000**	**7,190,761**
Vested and exercisable at 31 December 2007	**20,000**	**59,661**	**37,000**	**116,661**

The future performance options have been issued subject to the achievement of specific performance criteria. Examples of such criteria are provided in the directors' report.

Other options were issued to US and Irish employees in 2004 in lieu of shares under the Plan. The options vested immediately and are exercisable until March 2024.

Regular options have been phased out and replaced with the incentive arrangement under the DCP.

27 SHARE BASED PAYMENTS CONTINUED

Details of the number of options granted, exercised and forfeited or cancelled during the prior year, including those issued under the DCP, were as follows:

2006 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2006
2 April 2001	$10.72	28,014	–	(27,014)	(1,000)	–
25 May 2001	$10.65	317,500	–	(317,500)	–	–
1 June 2001	$10.69	155,000	–	(155,000)	–	–
10 December 2001	$7.27	810,000	–	(80,000)	–	730,000
18 March 2002	$7.49	26,637	–	(26,637)	–	–
14 November 2002	$7.37	100,000	–	(100,000)	–	–
13 March 2003	$8.04	2,400,718	–	(2,293,208)	(57,485)	50,025
10 April 2003	$8.04	110,884	–	(110,884)	–	–
3 November 2003	$10.14	10,000	–	(10,000)	–	–
3 March 2004	$8.04	209,637	–	(45,190)	–	164,447
3 March 2004	$11.08	2,986,335	–	(319,470)	(142,843)	2,524,022
2 April 2004	$11.08	114,694	–	–	–	114,694
3 March 2005	$8.04	225,043	–	(51,304)	–	173,739
3 March 2005	$11.08	207,182	–	(20,682)	–	186,500
3 March 2005	$14.85	2,818,359	–	(185,201)	(158,004)	2,475,154
8 April 2005	$14.85	118,587	–	–	–	118,587
12 May 2005	$14.81	100,000	–	(20,000)	–	80,000
2 March 2006	$20.44	–	2,555,689	(92,779)	(103,077)	2,359,833
7 April 2006	$20.44	–	94,771	–	–	94,771
		10,738,590	2,650,460	(3,854,869)	(462,409)	9,071,772
Weighted average exercise price		$10.96	$20.44	$9.28	$14.08	$14.29

Employee options outstanding at 31 December 2006 were as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	DCP/STI	OTHER	TOTAL OPTIONS
2007	730,000	145,337	–	875,337
2008	–	2,667,101	–	2,667,101
2009	80,000	115,426	–	195,426
2010	–	192,147	–	192,147
2011	–	2,912,371	–	2,912,371
2012	–	2,188,640	–	2,188,640
2024	–	–	40,750	40,750
	810,000	8,221,022	40,750	9,071,772
Vested and exercisable at 31 December 2006	20,000	13,755	40,750	74,505

27 SHARE BASED PAYMENTS CONTINUED

(C) Conditional rights

Details of the number of employee entitlements to conditional rights to ordinary shares under the DCP granted, vested and transferred to employees during the year were as follows:

2007 GRANT DATE	DATE EXERCISABLE	FAIR VALUE PER RIGHT AT GRANT DATE	BALANCE AT 1 JAN 2007	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED TO EMPLOYEE IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2007
3 March 2004	2 March 2007	**$11.65**	**69,195**	–	–	**(69,195)**	–	–
3 March 2004	2 March 2007	**$12.49**	**265,272**	–	–	**(265,272)**	–	–
3 March 2004	2 March 2007	**$12.96**	**611,916**	–	–	**(610,897)**	**(1,019)**	–
3 March 2004	2 March 2007	**$13.24**	**103,964**	–	–	**(95,789)**	**(8,175)**	–
2 April 2004	1 April 2007	**$12.49**	**47,314**	–	**842**	**(48,156)**	–	–
3 March 2005	2 March 2008	**$15.30**	**70,292**	–	**2,458**	–	–	**72,750**
3 March 2005	2 March 2008	**$15.86**	**75,456**	–	**2,639**	–	–	**78,095**
3 March 2005	2 March 2008	**$16.94**	**271,634**	–	**9,585**	**(3,110)**	**(1,762)**	**276,347**
3 March 2005	2 March 2008	**$17.51**	**574,439**	–	**19,172**	**(9,220)**	**(36,117)**	**548,274**
3 March 2005	2 March 2008	**$17.81**	**108,745**	–	**3,451**	–	**(11,912)**	**100,284**
8 April 2005	7 April 2008	**$16.94**	**47,013**	–	**1,643**	–	–	**48,656**
2 March 2006	1 March 2009	**$23.09**	**844,160**	–	**28,868**	**(5,492)**	**(34,640)**	**832,896**
7 April 2006	6 April 2009	**$24.23**	**36,161**	–	**1,264**	–	–	**37,425**
2 March 2007	1 March 2010	**$32.68**	–	**749,210**	**26,020**	**(3,350)**	**(20,726)**	**751,154**
4 April 2007	3 April 2010	**$32.68**	–	**25,563**	**431**	–	–	**25,994**
			3,125,561	**774,773**	**96,373**	**(1,110,481)**	**(114,351)**	**2,771,875**

The weighted average share price at the date of vesting of conditional rights during the year ended 31 December 2007 was $31.36 (2006 $21.49). The weighted average fair value of conditional rights granted during the year ended 31 December 2007 was $32.68 (2006 $23.13).

Details of the number of employee entitlements to conditional rights to ordinary shares under the DCP granted, vested and transferred to employees during the prior year were as follows:

2006 GRANT DATE	DATE EXERCISABLE	FAIR VALUE PER RIGHT AT GRANT DATE	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED TO EMPLOYEE IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2006
13 March 2003	13 March 2006	$9.16	241,834	–	4,468	(246,302)	–	–
13 March 2003	13 March 2006	$9.56	582,437	–	9,145	(577,860)	(13,722)	–
13 March 2003	13 March 2006	$9.71	146,722	–	2,728	(149,450)	–	–
10 April 2003	10 April 2006	$9.16	47,026	–	874	(47,900)	–	–
3 March 2004	2 March 2007	$11.65	85,109	–	2,432	(18,346)	–	69,195
3 March 2004	2 March 2007	$12.49	314,805	–	10,964	(40,306)	(20,191)	265,272
3 March 2004	2 March 2007	$12.96	690,331	–	22,815	(79,478)	(21,752)	611,916
3 March 2004	2 March 2007	$13.24	100,309	–	3,655	–	–	103,964
2 April 2004	1 April 2007	$12.49	45,651	–	1,663	–	–	47,314
3 March 2005	2 March 2008	$15.30	87,847	–	2,471	(20,026)	–	70,292
3 March 2005	2 March 2008	$15.86	80,877	–	2,653	(8,074)	–	75,456
3 March 2005	2 March 2008	$16.94	307,893	–	10,618	(29,201)	(17,676)	271,634
3 March 2005	2 March 2008	$17.51	634,462	–	21,657	(51,708)	(29,972)	574,439
3 March 2005	2 March 2008	$17.81	108,545	–	3,956	–	(3,756)	108,745
8 April 2005	7 April 2008	$16.94	45,361	–	1,652	–	–	47,013
2 March 2006	1 March 2009	$23.09	–	884,758	31,758	(39,699)	(32,657)	844,160
7 April 2006	6 April 2009	$24.23	–	35,539	622	–	–	36,161
			3,519,209	920,297	134,131	(1,308,350)	(139,726)	3,125,561

27 SHARE BASED PAYMENTS CONTINUED

(D) Fair value of options and conditional rights

The fair value of both options and conditional rights is determined using a binomial model. The fair value is earned evenly over the period between grant and vesting. For those options and conditional rights granted during the year to 31 December 2007, the following significant assumptions were used:

		OPTIONS		CONDITIONAL RIGHTS	
		2007	2006	2007	2006
Share price on grant date	$	**31.33 – 32.62**	20.44 – 22.17	**31.33 – 32.62**	20.44 – 22.17
Fair value of instrument at grant date	$	**5.05 – 12.55**	3.85 – 5.63	**32.68**	23.09 – 24.23
Risk free interest rate	%	**5.8 – 5.9**	5.2 – 5.4	**5.8 – 5.9**	5.2 – 5.4
Expected share price volatility	%	**20.0**	25.0	**20.0**	25.0
Expected dividend yield	%	**3.5**	3.5	**3.5**	3.5
Expected life of instrument	years	**3.0 – 5.0**	3.5 – 5.5	**3.0**	3.0

Some of the assumptions, including expected share price volatility, are based on historical data which does not necessarily represent future trends. Reasonable changes in these assumptions would not have a material impact on the financial statements.

(E) Share Incentive Plan

The SIP was introduced during 2005 and is a global reward scheme available to eligible permanent employees who have met minimum service conditions at the annual grant date. Under the SIP, eligible employees may be offered up to $1,000 of fully paid ordinary shares in the company annually for no cash consideration. The market value of shares issued under the SIP is expensed in the period in which the shares are granted. The total number of shares issued under the SIP to participating employees in the year was 150,474 (2006 148,035). The weighted average market price on the issue date was $32.00 (2006 $23.42).

(F) Share based payment expenses

Total expenses arising from share based payment transactions during the year included in underwriting expenses were as follows:

	CONSOLIDATED	
	2007 $M	2006 $M
Options provided under the DCP	**8**	8
Conditional rights provided under the DCP	**19**	18
Shares provided under the SIP	**5**	4
	32	30

28 KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED)

Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the consolidated entity, either directly or indirectly, including any director (executive or non-executive).

(A) Directors

The following directors held office during the financial year:

Non-executive directors

EJ Cloney (chairman)
LF Bleasel AM
DM Boyle
IF Hudson
BJ Hutchinson AM
CLA Irby
IYL Lee

Executive director

FM O'Halloran

The Hon NF Greiner AC retired on 4 April 2007 as a non-executive director.

(B) Other key management personnel

All of the persons in the table below were key management personnel for some period during the year ended 31 December 2007 and the majority were key management personnel in the prior year.

NAME	POSITION	EMPLOYER	EMPLOYMENT DATES
SP Burns	Chief executive officer, European operations	QBE Management Services (UK) Limited	1 January 1987
NG Drabsch	Chief financial officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	20 September 1991
MJ Goodwin[(1)]	Chief executive officer, Asia-Pacific operations	QBE Management Services Pty Limited	19 February 1992
MD ten Hove	Group general manager, investments QBE Insurance Group Limited	QBE Management Services Pty Limited	1 March 1999
TW Ibbotson[(2)]	Chief executive officer, Australian operations	QBE Management Services Pty Limited	12 July 1993
TM Kenny	President and chief executive officer, the Americas	QBE Reinsurance Corporation	28 November 1994
V McLenaghan	Chief operating officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	14 August 1995
Former key management personnel			
PE Grove[(3)]	Chief underwriting officer, European operations	QBE Management Services (UK) Limited	1 August 1982

(1) Mr Goodwin was appointed as chief executive officer, Asia-Pacific operations on 8 October 2007.
(2) Mr Ibbotson was appointed as chief executive officer, Australian operations on 8 October 2007.
(3) Mr Grove was not designated as key management personnel with effect from 1 January 2007.

(C) Key management personnel – compensation

	COMPANY		CONSOLIDATED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Short term employee benefits	–	–	**22,237**	21,927
Post employment benefits	–	–	**993**	1,124
Other long term employment benefits	–	–	**305**	189
Share based payments	–	–	**5,088**	5,415
Termination benefits	–	–	**–**	1,236
	–	–	**28,623**	29,891

The company has taken advantage of the relief provided by ASIC class order 06/50 and has transferred the detailed remuneration disclosures to the directors' report. Refer to the remuneration report on pages 53 to 64 of the directors' report.

28 KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

(D) Key management personnel – equity instruments

(i) Options and conditional rights provided as remuneration

For additional details of equity instruments (conditional rights and options) provided to key management personnel as remuneration and shares issued on the exercise of such instruments, together with the associated terms and conditions, refer to the remuneration report on pages 53 to 64. No such equity instruments were provided to non-executive directors.

(ii) DCP options holdings

Details of the movements in the number of DCP options over ordinary shares in the company provided as remuneration under the DCP to the key management personnel are provided below:

2007 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2007	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2007 [1]	EXERCISE COST AT 31 DEC 2007 $'000
Executive director						
FM O'Halloran	**328,052**	**51,125**	**(114,694)**	**–**	**264,483**	**5,369**
Other key management personnel						
SP Burns	**422,075**	**61,031**	**(148,038)**	**–**	**335,068**	**6,053**
NG Drabsch	**186,209**	**24,776**	**(68,399)**	**–**	**142,586**	**2,841**
MJ Goodwin	**26,087**	**2,968**	**(13,978)**	**–**	**15,077**	**288**
MD ten Hove	**113,506**	**23,654**	**–**	**–**	**137,160**	**2,720**
TW Ibbotson	**76,413**	**12,088**	**(23,715)**	**–**	**64,786**	**1,317**
TM Kenny	**231,954**	**31,910**	**(87,218)**	**–**	**176,646**	**3,578**
V McLenaghan	**137,438**	**26,052**	**(49,810)**	**–**	**113,680**	**2,371**

(1) None of these options were vested or exercisable at 31 December 2007.

2006 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2006[1]	EXERCISE COST AT 31 DEC 2006 $'000
Executive director						
FM O'Halloran	344,165	94,771	(110,884)	–	328,052	4,969
Other key management personnel						
SP Burns	389,766	110,515	(78,206)	–	422,075	5,458
NG Drabsch	198,130	50,460	(62,381)	–	186,209	2,789
PE Grove	349,538	95,853	(113,470)	–	331,921	4,718
MD ten Hove	66,707	46,799	–	–	113,506	1,947
TM Kenny	307,715	68,986	(144,747)	–	231,954	3,501
V McLenaghan	120,584	39,141	(22,287)	–	137,438	2,072

(1) None of these options were vested or exercisable at 31 December 2006.

(iii) Future performance options holdings

Details of the movements in the number of future performance options over ordinary shares in the company provided as remuneration to the key management personnel are provided below:

2007 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2007	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2007	EXERCISE COST AT 31 DEC 2007 $'000
Key management personnel						
SP Burns	**80,000**	**20,000**	**(80,000)**	**–**	**20,000**	**409**
TM Kenny	**180,000**	**20,000**	**(120,000)**	**–**	**80,000[1]**	**1,297**

(1) 20,000 of these options were vested and exercisable at 31 December 2007.

28 KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

2006 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2006	EXERCISE COST AT 31 DEC 2006 $'000
Key management personnel						
SP Burns	115,000	–	(35,000)	–	80,000	582
PE Grove	195,000	–	(135,000)	–	60,000	436
TM Kenny	230,000	–	(50,000)	–	180,000[1]	1,912

(1) 20,000 of these options were vested and exercisable at 31 December 2006.

(iv) Regular options holdings

No key management personnel held regular options at any time during the current year. At 1 January 2006, Mr McLenaghan held 750 regular options. He exercised all 750 options during 2006.

(v) Conditional rights holdings

Details of the movements in the number of conditional rights to ordinary shares in the company provided as remuneration under the DCP to the key management personnel are provided below:

2007 NUMBER OF RIGHTS	BALANCE AT 1 JAN 2007	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2007[1]
Executive director						
FM O'Halloran	**130,488**	**25,563**	**4,180**	**(48,156)**	**–**	**112,075**
Other key management personnel						
SP Burns	**171,402**	**30,516**	**4,880**	**(62,291)**	**–**	**144,507**
NG Drabsch	**75,641**	**12,388**	**2,070**	**(28,782)**	**–**	**61,317**
MJ Goodwin	**10,749**	**1,484**	**221**	**(5,882)**	**–**	**6,572**
MD ten Hove	**45,175**	**11,827**	**1,993**	**–**	**–**	**58,995**
TW Ibbotson	**30,902**	**6,044**	**944**	**(9,978)**	**–**	**27,912**
TM Kenny	**94,158**	**15,955**	**2,567**	**(36,700)**	**–**	**75,980**
V McLenaghan	**55,790**	**13,026**	**1,672**	**(20,960)**	**–**	**49,528**

(1) None of these conditional rights were vested or exercisable at 31 December 2007.

2006 NUMBER OF RIGHTS	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED IN THE YEAR	BALANCE AT 31 DEC 2006[1]
Executive director					
FM O'Halloran	138,038	35,539	4,811	(47,900)	130,488
Other key management personnel					
SP Burns	157,101	41,444	6,641	(33,784)	171,402
NG Drabsch	80,515	18,923	3,150	(26,947)	75,641
PE Grove	142,043	35,945	5,625	(49,017)	134,596
MD ten Hove	26,039	17,549	1,587	–	45,175
TM Kenny	126,366	25,870	4,449	(62,527)	94,158
V McLenaghan	48,602	14,678	2,138	(9,628)	55,790

(1) None of these conditional rights were vested or exercisable at 31 December 2006.

(vi) Shareholdings

The movements during the year in the number of ordinary shares in the company held by the key management personnel, including their personally related parties, are provided in the table on page 128. Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and other key management personnel on the exercise of their options for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

28 KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

2007 NUMBER OF SHARES	INTEREST IN SHARES AT 1 JAN 2007	CONDITIONAL RIGHTS VESTED	OPTIONS EXERCISED	PURCHASED (SOLD)	DIVIDENDS REINVESTED IN THE YEAR	INTEREST IN SHARES AT 31 DEC 2007	INTEREST IN SHARES AT 31 DEC 2007 SUBJECT TO NON-RECOURSE LOANS
Non-executive directors							
LF Bleasel AM	43,703	–	–	–	293	43,996	–
DM Boyle	–	–	–	4,920	83	5,003	–
EJ Cloney	685,377	–	–	(50,000)	–	635,377	–
The Hon NF Greiner AC[1]	65,715	–	–	–	947	66,662[2]	–
IF Hudson	–	–	–	1,041	17	1,058	–
BJ Hutchinson AM	33,950	–	–	–	–	33,950	–
CLA Irby	15,000	–	–	–	–	15,000	–
IYL Lee	21,129	–	–	–	376	21,505	–
Executive director							
FM O'Halloran	1,186,595	48,156	114,694	(282,965)	38,089	1,104,569	827,872
Other key management personnel							
SP Burns	3,367	62,291	228,038	(290,329)	144	3,511	3,129
NG Drabsch	323,531	28,782	68,399	(117,181)	12,545	316,076	247,959
MJ Goodwin	5,923	5,882	13,978	(19,860)	313	6,236	5,389
MD ten Hove	286,452	–	–	(100,000)	7,964	194,416	192,665
TW Ibbotson	86,205	9,978	23,715	(113,054)	1,712	8,556	–
TM Kenny	3,635	36,700	207,218	(243,918)	2,066	5,701	–
V McLenaghan	171,411	20,960	49,810	(77,070)	–	165,111	109,809

(1) The Hon NF Greiner AC retired on 4 April 2007.
(2) Interest in shares at 4 April 2007.

The movements in the number of ordinary shares in the company held by the key management personnel, including their personally related parties, in the prior year are provided in the table below:

2006 NUMBER OF SHARES	INTEREST IN SHARES AT 1 JAN 2006	CONDITIONAL RIGHTS VESTED	OPTIONS EXERCISED	PURCHASED (SOLD)	DIVIDENDS REINVESTED IN THE YEAR	INTEREST IN SHARES AT 31 DEC 2006	INTEREST IN SHARES AT 31 DEC 2006 SUBJECT TO NON-RECOURSE LOANS
Non-executive directors							
LF Bleasel AM	43,403	–	–	–	300	43,703	–
EJ Cloney	734,917	–	–	(49,540)	–	685,377	–
The Hon NF Greiner AC	55,505[1]	–	–	9,364	846	65,715	–
BJ Hutchinson AM	27,446	–	–	6,504	–	33,950	–
CLA Irby	15,000	–	–	–	–	15,000	–
IYL Lee	13,956	–	–	6,913	260	21,129	–
Executive director							
FM O'Halloran	1,079,602	47,900	110,884	(70,500)	18,709	1,186,595	1,074,043
Other key management personnel							
SP Burns	3,207	33,784	113,206	(146,892)	62	3,367	3,025
NG Drabsch	293,419	26,947	62,381	(64,671)	5,455	323,531	320,095
PE Grove	2,970	49,017	248,470	(262,444)	55	38,068	38,025
MD ten Hove	330,494	–	–	(50,000)	5,958	286,452	284,760
TM Kenny	13,022	62,527	194,747	(267,274)	613	3,635	–
V McLenaghan	228,746	9,628	23,037	(90,000)	–	171,411	140,646

(1) Includes 10,000 warrants. These were converted to 12,500 ordinary shares in the company during 2006.

28 KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

(E) Key management personnel – share loans

Details regarding the share loans made by the consolidated entity to the key management personnel are set out below:

(i) Non-recourse share loans

2007	BALANCE AT 1 JAN 2007 $'000	LOANS MADE IN THE YEAR $'000	REPAYMENTS $'000	BALANCE AT 31 DEC 2007 $'000	INTEREST NOT CHARGED $'000	HIGHEST BALANCE IN PERIOD $'000
Executive director						
FM O'Halloran	4,336	–	(109)	4,227	335	4,336
Other key management personnel						
SP Burns	22	–	–	22	2	22
NG Drabsch	2,362	–	(67)	2,295	184	2,362
MJ Goodwin	35	–	–	35	3	35
MD ten Hove	3,260	–	(330)	2,930	240	3,260
TW Ibbotson	513	–	(513)	–	32	513
TM Kenny	(2)	–	2	–	–	–
V McLenaghan	1,173	–	(83)	1,090	89	1,173
	11,699	–	(1,100)	10,599	885	

Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and other key management personnel for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

(ii) Personal recourse share loans

2007	BALANCE AT 1 JAN 2007 $'000	LOANS MADE IN THE YEAR $'000	REPAYMENTS $'000	BALANCE AT 31 DEC 2007 $'000	INTEREST NOT CHARGED $'000	HIGHEST BALANCE IN PERIOD $'000
Executive director						
FM O'Halloran	891	1,271	(891)	1,271	95	2,162
Other key management personnel						
SP Burns	–	1,400	(1,400)	–	1	1,400
NG Drabsch	502	758	(758)	502	47	1,260
TW Ibbotson	9	263	(272)	–	10	272
V McLenaghan	200	552	(579)	173	22	752
	1,602	4,244	(3,900)	1,946	175	

2006	BALANCE AT 1 JAN 2006 $'000	LOANS MADE IN THE YEAR $'000	REPAYMENTS $'000	BALANCE AT 31 DEC 2006 $'000	INTEREST NOT CHARGED $'000	HIGHEST BALANCE IN PERIOD $'000
Executive director						
FM O'Halloran	–	891	–	891	47	891
Other key management personnel						
SP Burns	–	373	(373)	–	7	373
NG Drabsch	–	502	–	502	29	502
TM Kenny	–	617	(617)	–	18	617
V McLenaghan	13	187	–	200	12	200
PE Grove	–	373	–	373	17	373
	13	2,943	(990)	1,966	130	

28 KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

(F) Other transactions with key management personnel and their personally related parties

FM O'Halloran – retirement benefits

Mr O'Halloran joined QBE in June 1976. Ten of his years with the consolidated entity have been in the position of chief executive officer, with four years as director of operations, seven years as director of finance, five years as chief financial officer and the remainder as Group financial controller. On 1 January 1998, a controlled entity entered into a retirement benefit arrangement with Mr O'Halloran, which is in addition to his entitlement under the QBE Australia defined benefit plan. As Mr O'Halloran was employed by the consolidated entity in May 2004, on his retirement he will receive a lump sum payment of 150% of his total remuneration cost being his annual base salary plus STI for the year prior to the date of his retirement. As a condition of this arrangement, Mr O'Halloran has entered into a non-compete agreement for three years from the date of his retirement.

29 DEFINED BENEFIT PLANS

	2007 $M	2006 $M
Retirement benefit surplus	**3**	2
Retirement benefit deficit	**(29)**	(8)
Post-employment health care benefit deficit	**(24)**	–
Defined benefit deficit	**(53)**	(8)

Entities in the consolidated entity participate in a number of superannuation plans which have been established and are sponsored by those entities. A number of these plans provide defined benefits to employees on retirement, disability or death. The benefits are based on years of service and an average salary calculation.

Contributions are made to the plans by both employees and controlled entities, typically as a percentage of salary and within the rules of the plans, and are based on funding schedules prepared by independent actuaries. The contribution rate in respect of defined benefit plans is agreed between the relevant controlled entity and the plans' trustees and actuaries. The consolidated entity has no immediate legal obligation to settle the liability.

The consolidated entity also sponsors defined benefit health care plans that provide post retirement medical benefits and life insurance to eligible retired employees. Contributions are made to cover the current cash outflows from the plans and a liability is recorded to recognise the estimated accrued but not yet funded obligations.

Independent actuarial assessments of all significant plans are completed at least once every three years. The main plans were assessed by various qualified employees of Russell Employee Benefits, AON Consulting, Watson Wyatt Worldwide, Prudential Financial and Mercers. All valuations have been updated for information available at 31 December 2007.

29 DEFINED BENEFIT PLANS CONTINUED

(A) Defined benefit surpluses (deficits)

The amounts recognised in the balance sheet for defined benefit plans are as follows:

	DATE OF LAST FULL ACTUARIAL REVIEW	FAIR VALUE OF PLAN ASSETS		PRESENT VALUE OF PLAN OBLIGATIONS		SURPLUS NOT RECOGNISED		NET RECOGNISED SURPLUS (DEFICIT)	
		2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
Defined benefit retirement plans[1]									
New Zealand superannuation plan	31 Dec 04	**8**	8	**(7)**	(6)	**–**	–	**1**	2
Iron Trades insurance staff trust	31 Dec 04	**336**	357	**(318)**	(355)	**(18)**	(2)	**–**	–
European staff retirement benefit plan	1 Jan 05	**15**	16	**(12)**	(16)	**(3)**	–	**–**	–
Janson Green final salary superannuation scheme	31 Dec 04	**213**	240	**(196)**	(234)	**(17)**	(6)	**–**	–
QBE Australia defined benefit plan	31 Dec 05	**69**	70	**(75)**	(70)	**–**	–	**(6)**	–
QBE Regional pension plan	31 Dec 07	**228**	–	**(245)**	–	**–**	–	**(17)**	–
National Farmers Union property and casualty company uniform pension plan	31 Dec 05	**27**	30	**(28)**	(33)	**–**	–	**(1)**	(3)
Other plans		**14**	6	**(17)**	(11)	**–**	–	**(3)**	(5)
		910	727	**(898)**	(725)	**(38)**	(8)	**(26)**	(6)
Defined benefit post-employment health care plans[2]									
QBE Regional retiree health care plan	31 Dec 07	**–**	–	**(15)**	–	**–**	–	**(15)**	–
QBE Regional pension restoration plan	31 Dec 07	**–**	–	**(9)**	–	**–**	–	**(9)**	–
		–	–	**(24)**	–	**–**	–	**(24)**	–
		910	727	**(922)**	(725)	**(38)**	(8)	**(50)**	(6)

(1) Defined benefit retirement plan obligations are funded.

(2) Defined benefit post-employment health care plan obligations are unfunded.

29 DEFINED BENEFIT PLANS CONTINUED

(B) Reconciliation

	2007 $M	2006 $M
Fair value of plan assets at 1 January	**727**	560
Expected return on plan assets	**50**	36
Actuarial losses on plan assets	**(17)**	(9)
Employer contributions	**5**	140
Contributions by plan participants	**1**	1
Benefits and expenses paid	**(35)**	(23)
Curtailments and settlements	**(3)**	–
Acquisitions	**249**	–
Foreign exchange	**(67)**	22
Fair value of plan assets at 31 December	**910**	727
Defined benefit obligation at 1 January	**(725)**	(726)
Current service cost	**(10)**	(8)
Interest cost	**(45)**	(34)
Actuarial gains	**38**	21
Benefits and expenses paid	**35**	23
Contributions by plan participants	**(1)**	(1)
Curtailments and settlements	**3**	30
Acquisitions	**(284)**	–
Foreign exchange	**67**	(30)
Defined benefit obligation at 31 December	**(922)**	(725)
Net (deficit) surplus at 31 December	**(12)**	2
Surplus derecognised at 1 January	**(8)**	–
Surplus derecognised in the year	**(30)**	(8)
Surplus derecognised at 31 December	**(38)**	(8)
Net deficit recognised in the balance sheet at 31 December	**(50)**	(6)

	2007 $M	2006 $M
Net surplus (deficit) at 1 January	**2**	(166)
Amounts recognised in the income statement		
Current service cost	**(10)**	(8)
Interest cost	**(45)**	(34)
Expected return on plan assets	**50**	36
Curtailments and settlements	**–**	30
	(5)	24
Actuarial gains included in the statement of recognised income and expense	**21**	12
Employer contributions	**5**	140
Acquisitions	**(35)**	–
Foreign exchange	**–**	(8)
Net (deficit) surplus at 31 December	**(12)**	2

The charge recognised in the income statement in the year of $5 million (2006 $24 million credit) has been included within underwriting expenses. The actual return on plan assets was $33 million (2006 $27 million).

29 DEFINED BENEFIT PLANS CONTINUED

(C) Amounts included in the statement of recognised income and expense

Cumulative actuarial gains and losses included in the statement of recognised income and expense are as follows:

	2007 $M	2006 $M
Actuarial losses at 1 January	**66**	71
Movement in the year	**9**	(5)
Actuarial losses at 31 December	**75**	66
Deferred taxation on actuarial losses at 1 January	**(18)**	(19)
Movement in the year	**(1)**	1
Deferred taxation on actuarial losses at 31 December	**(19)**	(18)
Net actuarial losses at 31 December	**56**	48

(D) Principal actuarial assumptions

	2007 %	2006 %
Discount rate	**4.6 – 9.0**	4.0 – 5.8
Expected return on plan assets	**5.4 – 8.0**	5.3 – 8.0
Future salary increases	**3.5 – 5.0**	3.0 – 6.0
Future pension increases	**2.5 – 5.0**	2.0 – 3.0

The expected return on plan assets is based on historical and future expectations of returns for each of the major asset classes as well as the expected and actual allocation of plan assets to these major classes.

(E) Analysis of plan assets

	2007 $M	2006 $M
Equities	**292**	166
Bonds	**567**	512
Property	**1**	1
Other	**50**	48
	910	727

(F) Historical summary

	2007 $M	2006 $M	2005 $M	2004 $M
Experience gains (losses) arising on plan liabilities	**2**	9	(6)	(42)
Experience (losses) gains arising on plan assets	**(17)**	(9)	39	7

	2007 $M	2006 $M	2005 $M	2004 $M
Present value of plan obligations	**(922)**	(725)	(726)	(698)
Fair value of plan assets	**910**	727	560	498
Net (deficit) surplus	**(12)**	2	(166)	(200)

(G) Funding

Employer contributions to the defined benefit retirement plans are based on recommendations by the plans' actuaries. The objective of the consolidated entity's funding schedules is to ensure that benefit entitlements are fully funded at the time they become payable. The key economic assumptions applied by the actuaries are shown in note 29(D).

30 REMUNERATION OF AUDITORS

	2007 $'000	2006 $'000
PricewaterhouseCoopers – Australian firm[1]		
Audit or review of financial reports of the parent entity	**1,659**	1,642
Audit of financial reports of controlled entities	**2,417**	2,618
Audit of statutory returns	**643**	620
Other audit assurance services	**600**	451
Taxation services	**118**	249
Actuarial services	**102**	130
Advisory services (including business continuity management assistance)	**45**	134
	5,584	5,844
Related practices of PricewaterhouseCoopers – Australian firm[1]		
(including overseas PricewaterhouseCoopers firms)		
Audit of financial reports of controlled entities	**8,934**	8,355
Audit of statutory returns	**898**	1,636
Other audit assurance services	**296**	475
Taxation services	**828**	310
Advisory services (including due diligence services)	**327**	663
Actuarial services	**–**	265
Systems services	**12**	44
Legal services	**2**	–
	11,297	11,748
	16,881	17,592
Audit and assurance services	**15,447**	15,797
Other services	**1,434**	1,795
	16,881	17,592
Other auditors		
Audit of financial reports of controlled entities	**3,340**	239

(1) From 1 January 2003, the consolidated entity may engage PricewaterhouseCoopers for non-audit services, subject to the general principle that fees for non-audit services should not exceed 30% of the total of all fees in any one year. Consistent with prior periods, PricewaterhouseCoopers cannot provide the excluded services of preparing accounting records or financial reports, asset or liability valuations, acting in a management capacity, acting as a custodian of assets or acting as share registrar.

31 CONTINGENT LIABILITIES

The company and the consolidated entity had the following contingent liabilities:

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Guarantees of interest bearing liabilities in controlled entities	**548**	399	–	–
Letters of credit issued in support of the consolidated entity's participation in Lloyd's of London	**283**	372	**283**	372
Letters of credit issued in support of insurance provisions of controlled entities	**204**	246	–	–
Guarantees to investors in hybrid securities	**710**	558	–	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2008)	**627**	696	–	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2009)	**251**	279	–	–
Guarantees to investors in capital securities	**1,306**	744	–	–

A controlled entity has entered into a number of deeds of covenant in respect of its controlled entities to meet part of their obligations to Lloyd's of London. The total guarantee given under these deeds of covenant amounts to $93 million (2006 $344 million). The obligations under the deeds of covenant are secured by a fixed and floating charge over certain investments and other assets in favour of Lloyd's of London. Refer note 11(C).

Details of the guarantees to investors in Eurobonds, hybrid securities and capital securities and security arrangements in respect of borrowings are provided in note 24.

Details of contingent liabilities in respect of ABC securities for funds at Lloyd's are included in note 34(C).

32 CAPITAL EXPENDITURE COMMITMENTS

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Capital expenditure commitments contracted but not provided for in the financial statements (not later than one year)	–	–	**6**	–

33 OPERATING LEASE COMMITMENTS

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Payable:				
Not later than one year	–	–	**71**	50
Later than one year but not later than five years	–	–	**193**	163
Later than five years	–	–	**393**	421
Total future minimum lease payments under cancellable operating leases	–	–	**667**	634

34 LLOYD'S DIVISION

(A) Non-aligned syndicates

A controlled entity acquired Limit plc and its controlled entities ("Limit") in August 2000. From 1994 to 2000, Limit participated in the results of a number of syndicates managed by other managing agents at Lloyd's (non-aligned syndicates). In 2000, Limit sold its right to participate in the results of non-aligned syndicates after 31 December 2000. In 2001, Limit sold the rights to manage syndicate 318, previously managed by its controlled managing agency, to another managing agency at Lloyd's but retained participation in the syndicate until December 2004. The result of Limit's participation in this syndicate has also been included as non-aligned. Lloyd's operates on a three year accounting basis and at the end of the third year the underwriting account is normally closed by reinsurance into the following year of account. The run-off of these syndicates is expected to complete by 31 March 2010. The consolidated entity is expected to have to fund its share of the net outstanding claims of these operations, as shown below, and therefore the assets and liabilities are included on a net basis in outstanding claims in the balance sheet.

	2007 $M	2006 $M
Assets		
Financial assets – market value	**34**	131
Other assets	**32**	125
	66	256
Liabilities		
Outstanding claims net of reinsurance recoveries	**91**	302
Other liabilities	**4**	14
	95	316
Net liabilities	**29**	60

(B) Reinsurance to close

Since acquiring Limit in August 2000, the consolidated entity has purchased additional capacity in the syndicates managed by Limit, taking its ownership share for all syndicates from 55% in 2000 to 91% for the 2008 underwriting year. These purchases of additional capacity create an obligation for the consolidated entity to accept the additional share of insurance provisions in exchange for an equal amount of investments and other assets. The amounts will be determined when the reinsurance to close is calculated on 31 December 2008 or subsequent dates. It is currently estimated that the amount of the net insurance provisions and matching assets will be $20 million, which will be recognised in the years in which the reinsurance to close is expected to be finalised.

(C) Funds at Lloyd's

(i) ABC securities (due 2009)

In October 2004, the company entered into an arrangement with Mantis Reef II Limited ("MR(II)L") to issue US$220 million of ABC (Asset Backed Capital) securities to support funds at Lloyd's ("FAL") pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit and assisted in meeting new FAL requirements. MR(II)L is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MR(II)L.

Proceeds from the sale of the ABC securities to investors have been swapped to sterling and then used to purchase shares in a wholly owned controlled entity of MR(II)L, Mantis Reef II Pledge Limited ("MR(II)PL"). MR(II)PL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MR(II)PL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements of some of the company's controlled entities. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MR(II)L and MR(II)PL, the company makes fixed payments to MR(II)L and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MR(II)L and MR(II)PL the company can, if the need arises, call on MR(II)PL to provide up to £120 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MR(II)L with similar terms to the ABC securities. The company has entered into a fixed for floating cross currency interest rate swap with a third party to service its fixed interest rate obligations.

(ii) ABC securities (due 2008)

In October 2003, the company entered into an arrangement with Mantis Reef Limited ("MRL") to issue US$550 million of ABC securities to support FAL pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit. MRL is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MRL.

34 LLOYD'S DIVISION CONTINUED

Proceeds from the sale of the ABC securities to investors have been used to purchase shares in a wholly owned controlled entity of MRL, Mantis Reef Pledge Limited ("MRPL"). MRPL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MRPL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MRL and MRPL, the company makes fixed payments to MRL and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MRL and MRPL the company can, if the need arises, call on MRPL to provide up to US$550 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MRL with similar terms to the ABC securities. The company has entered into a fixed for floating interest rate swap with a third party to service its fixed interest rate obligations.

(iii) Swaps relating to ABC securities

The consolidated entity is exposed to cash flow interest rate and currency risk in respect of the ABC securities and has therefore entered into two swap agreements, being an interest rate swap agreement with a financial institution under which it is obliged to pay interest at a variable rate and receive interest at a fixed rate and a cross currency interest rate swap agreement under which it is obliged to pay variable rate interest on a sterling asset portfolio and receive a fixed amount of US dollar interest.

ABC securities (due 2009) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays a margin of 1.7% above the wholesale interbank rate monthly on £120 million and receives a fixed rate of 3.2% on US$220 million every six months to match the interest payment to investors. The swap agreement currently comprises three swaps which are measured at fair value. Two of the swaps are designated as cash flow hedges and have satisfied the effectiveness tests throughout the period from inception and at the balance date. The movement in the fair value of the cash flow hedges is taken to equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. An amount is transferred from equity and taken to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the foreign exchange gain or loss on translation of the financial liabilities.

During the year, a gain of $7 million (2006 loss of $34 million) was recognised in equity relating to the fair value movements on the cash flow hedges. During the year, a gain of $3 million (2006 loss of $41 million) was transferred from equity to the income statement.

ABC securities (due 2008) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays interest at the wholesale interbank rate and receives a fixed rate of 3.5% on US$550 million every six months to match the interest payment to investors.

The swap agreement comprises two swaps which are measured at fair value. The swaps are designated as fair value hedges and have satisfied the relevant hedge effectiveness tests throughout the period and at the balance date. The fair value movement on the swaps is recognised in the income statement. Any change in the value of the financial liabilities as a result of the hedged risk adjusts the carrying amount of the hedged item and impacts the income statement.

During the year, a gain of $15 million (2006 $5 million) was recognised in the income statement relating to the fair value movements on the fair value hedges. During the year, a loss of $12 million (2006 $nil) was recognised in the income statement as a change in the value of the related financial liability

			THE COMPANY		CONSOLIDATED	
			2007 $M	2006 $M	2007 $M	2006 $M
ABC financial assets pledged for funds at Lloyd's						
Due 2008	Interest bearing short term money	US$550 million	–	–	**627**	696
Due 2009	Interest bearing short term money	£120 million	–	–	**273**	299
			–	–	**900**	995
ABC securities for funds at Lloyd's						
Due 2008		US$550 million	–	–	**618**	671
Due 2009		US$220 million	–	–	**249**	275
			–	–	**867**	946
Swaps relating to ABC securities			**3**	5	**30**	58
			3	5	**897**	1,004

34 LLOYD'S DIVISION CONTINUED

		2007 $M	2006 $M
Fair value of ABC securities for funds at Lloyd's			
Due 2008	US$550 million	**627**	687
Due 2009	US$220 million	**250**	260
		877	947

(iv) Risk exposure

The credit risk arising from swaps relating to ABC securities is $nil (2006 $nil).

The maturity profile and the effective weighted average interest rate of ABC financial assets pledged for funds at Lloyd's and ABC securities for funds at Lloyd's are provided below.

As at 31 December 2007

		FIXED INTEREST RATE MATURING IN		
		1 YEAR OR LESS	1 TO 2 YEARS	TOTAL
ABC financial assets pledged for funds at Lloyd's	$M	**900**	**-**	**900**
Weighted average interest rate	%	**3.2**	**-**	**3.2**
ABC securities for funds at Lloyd's	$M	**(618)**	**(249)**	**(867)**
Weighted average interest rate	%	**4.8**	**4.7**	**4.8**
	$M	**282**	**(249)**	**33**

As at 31 December 2006

		FIXED INTEREST RATE MATURING IN			
		1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	TOTAL
ABC financial assets pledged for funds at Lloyd's	$M	995	–	–	995
Weighted average interest rate	%	3.2	–	–	3.2
ABC securities for funds at Lloyd's	$M	–	(671)	(275)	(946)
Weighted average interest rate	%	–	4.8	4.7	4.8
	$M	995	(671)	(275)	49

For an analysis of the sensitivity of the consolidated entity's financial instruments to market risks refer to note 5(D).

The swaps relating to ABC securities have been structured to mature on the same dates as the underlying securities.

35 RELATED PARTIES (COMPANY AND CONSOLIDATED)

All material information required to be disclosed under AASB 124: Related Party Disclosures has been included in the financial statements as follows:

REFERENCE	
Dividends from controlled entities	Note 7(B)
Amounts due from controlled entities	Note 13
Investments in controlled entities	Note 18
Amounts due to controlled entities	Note 20
Tax sharing agreement	Note 8(B)
Remuneration of key management personnel	Directors' report and note 28
Retirement allowances of key management personnel	Directors' report
Shares and options held by key management personnel	Note 28
Related party transactions with key management personnel	Note 28(F)
Defined benefit plans	Note 29
Guarantees in respect of related parties	Note 31

In the ordinary course of business, various controlled entities receive dividends and purchase and sell investments in public entities in which directors of the company are directors and shareholders.

36 EARNINGS PER SHARE (CONSOLIDATED)

	2007 CENTS	2006 CENTS
Basic earnings per share	**225.7**	186.4
Diluted earnings per share	**217.0**	173.5

	$M	$M
(A) Reconciliation of earnings used in calculating earnings per share		
Net profit after income tax attributable to members of the company, used in calculating basic earnings per share	**1,925**	1,483
Add: finance costs of hybrid securities	**7**	12
Earnings used in calculating diluted earnings per share	**1,932**	1,495

	2007 $M	2006 $M
(B) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Weighted average number of ordinary of shares on issue	**859**	802
Weighted average number of non-recourse loan shares issued under the Plan	**(5)**	(6)
Weighted average number of treasury shares held in trust	**(1)**	(1)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share[1]	**853**	795
Weighted average number of dilutive potential ordinary shares relating to:		
Shares issued under the Plan	**5**	6
Options issued under the Plan	**3**	4
Hybrid securities[2]	**28**	55
Unvested conditional rights supported by treasury shares held in trust	**1**	1
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	**890**	861

(1) Weighted average number of ordinary shares reflects shares adjusted to derecognise shares issued under the Plan. Basic earnings per share calculated with reference to issued share capital notified to the ASX would have been 224.1 cents (2006 184.8 cents). Refer to note 25(A).

(2) If all hybrid securities had been included in the calculation of diluted earnings per share at 31 December 2007, diluted earnings per share would have been 217.3 cents (2006 173.5 cents).

37 SEGMENT INFORMATION

(A) BUSINESS SEGMENTS

The consolidated entity is an international general insurance and reinsurance group underwriting most major commercial and personal lines classes of business through operations in 45 countries. The business is managed on a divisional basis as follows:

- Australian operations primarily underwrites general insurance risks throughout Australia providing all major lines of insurance cover for personal and commercial risks.
- Asia-Pacific operations provides personal, commercial and specialist general insurance covers throughout the Asia-Pacific region.
- European operations comprises QBE Insurance Europe and the Lloyd's division. QBE Insurance Europe writes insurance business in the UK, Ireland and mainland Europe, and reinsurance business in Ireland. Lloyd's division underwrites reinsurance and commercial insurance in the Lloyd's market.
- the Americas writes insurance and reinsurance business in the US, Central and South America and Bermuda.
- Equator Re is based in Bermuda providing reinsurance protection to related entities and participating on reinsurances placed with external reinsurers.

37 SEGMENT INFORMATION CONTINUED

The table below sets out key financial information relating to the divisions as reported to senior management. Intersegment transactions are priced on an arm's length basis and are eliminated on consolidation.

2007	AUSTRALIA $M	ASIA-PACIFIC $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	7,167	1,458	19,029	11,529	3,078	(2,648)	39,613
Purchases of fixed assets	10	4	38	27	-	-	79
Purchases of intangible assets	2	-	3	4	-	-	9
Total liabilities	5,335	888	15,964	9,252	2,279	(2,648)	31,070
Premium revenue	2,518	570	5,158	3,976	1,631	(1,492)	12,361
Interest revenue	91	27	550	239	50	-	957
Interest expense	30	-	90	95	3	-	218
Depreciation expense	15	2	33	11	-	-	61
Amortisation of intangibles	-	-	8	13	-	-	21
Net unrealised (losses) gains on investments and investment properties	(19)	(16)	27	80	6	-	78
Profit before income tax	614	124	1,082	376	353	-	2,549
Income tax expense	169	28	276	127	15	-	615
Profit after income tax	445	96	806	249	338	-	1,934

2006	AUSTRALIA $M	ASIA-PACIFIC $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	6,486	1,366	20,563	3,220	1,526	(1,404)	31,757
Purchases of fixed assets	17	6	30	7	-	-	60
Purchases of intangible assets	-	-	1	-	-	-	1
Total liabilities	5,095	995	16,859	2,689	1,174	(1,404)	25,408
Premium revenue	2,428	570	5,195	1,876	678	(678)	10,069
Interest revenue	141	30	454	59	35	-	719
Interest expense	32	3	72	21	-	-	128
Depreciation expense	12	2	23	5	-	-	42
Amortisation of intangibles	2	-	6	2	-	-	10
Net unrealised gains (losses) on investments and investment properties	23	2	110	27	4	-	166
Profit before income tax	520	115	1,064	165	148	-	2,012
Income tax expense	133	36	289	54	7	-	519
Profit after income tax	387	79	775	111	141	-	1,493

(B) Geographical analysis

		AUSTRALIA $M	ASIA-PACIFIC $M	EUROPE $M	THE AMERICAS $M	OTHER $M	TOTAL $M
Premium revenue	2007	2,747	846	3,428	5,141	199	12,361
	2006	2,682	944	3,229	2,973	241	10,069
Non current assets[1]	2007	124	20	136	268	-	548
	2006	116	18	147	25	-	306

(1) Analysis excludes intangible assets.

Premium revenue is allocated to a geographical region based on the location of the risk or, when this information is not available, based on the location where the risk was underwritten.

Non current assets are allocated to a geographical region based on the location of the relevant risk where appropriate, or based on the location of the asset.

38 RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES TO NET PROFIT AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE COMPANY

	THE COMPANY		CONSOLIDATED	
	2007 $M	2006 $M	2007 $M	2006 $M
Cash flows from operating activities	**(330)**	1,086	**2,374**	2,039
Depreciation of assets	**-**	–	**(61)**	(42)
Amortisation and impairment of goodwill/intangibles	**-**	–	**(21)**	(10)
Amortisation of premium/discount on fixed interest securities	**-**	–	**18**	1
Profit (loss) on sale of controlled entities	**-**	16	**2**	(1)
Loss on sale of plant and equipment	**-**	–	**(6)**	(6)
Net foreign exchange (losses) gains	**202**	(12)	**178**	18
Other gains on financial assets	**(3)**	–	**354**	213
Increase in net outstanding claims	**-**	–	**(926)**	(411)
Increase in unearned premium	**-**	–	**(208)**	(362)
Increase in deferred insurance costs	**-**	–	**53**	57
Increase in net amounts receivable from controlled entities	**2,856**	759	**-**	–
Increase in trade debtors	**-**	–	**190**	35
Decrease (increase) in other operating assets	**(31)**	380	**119**	85
(Decrease) increase in trade and other payables	**-**	–	**(2)**	161
Decrease (increase) in tax liabilities	**66**	59	**(106)**	(318)
Decrease (increase) in provisions	**38**	(9)	**(24)**	34
Minority interest	**-**	–	**(9)**	(10)
Net profit after income tax attributable to members of the company	**2,798**	2,279	**1,925**	1,483

39 EVENTS OCCURRING AFTER THE BALANCE DATE

Since 31 December 2007, the consolidated entity has announced the purchase of North Pointe Holdings Corporation, a NASDAQ listed property and casualty insurer in the US. The purchase is subject to regulatory and shareholder approvals and is expected to complete during the second quarter of 2008. The purchase price is US$146 million, which is approximately 1.6 times net asset value at 31 December 2007.

DIRECTORS' DECLARATION

In the directors' opinion:

(a) the financial statements and notes set out on pages 68 to 141 are in accordance with the *Corporations Act 2001*, including:

    (i) complying with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

    (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2007 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 53 to 64 of the directors' report comply with Accounting Standard AASB 124: Related Party Disclosures and the Corporations Regulations 2001.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001* for the financial year ended 31 December 2007.

Signed in SYDNEY this 26th day of February 2008 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

INDEPENDENT AUDIT'S REPORT

Report on the financial report and the AASB 124 remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of QBE Insurance Group Limited ("the company"), which comprises the balance sheet as at 31 December 2007, the income statement, the statement of recognised income and expense and the cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both QBE Insurance Group Limited and the QBE Insurance Group ("the consolidated entity"). The consolidated entity comprises the company and the entities it controlled at the year end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report under the heading "remuneration report" in pages 53 to 64 of the directors' report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the annual report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of QBE Insurance Group Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

Auditor's opinion on the AASB 124 remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures that are contained in pages 53 to 64 of the directors' report comply with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

RD Deutsch
Partner

Sydney
26 February 2008

Liability limited by a scheme approved under Professional Standards Legislation

QBE is incorporated in Australia, is listed on the Australian Securities Exchange ("ASX") and trades under the code "QBE".

Annual General Meeting ("AGM")

11:00am Friday, 4 April 2008
The Westin Hotel, 1 Martin Place, Sydney NSW Australia

Online proxy voting is available through the Link investor service centre website.

Voting rights of ordinary shares

The constitution provides for votes to be cast:

- on a show of hands, one vote for each shareholder; and
- on a poll, one vote for each fully paid ordinary share.

Shareholder information and enquiries

Most enquiries and correspondence regarding shareholdings can be directed to QBE's share registrar:

Link Market Services Limited ("Link")
Locked Bag A14, Sydney South NSW 1235 Australia

Level 12, 680 George Street, Sydney NSW 2000 Australia

Telephone: +61 2 8280 7158 Facsimile: +61 2 9287 0303
Internet: www.linkmarketservices.com.au (Link investor service centre website)
Email: registrars@linkmarketservices.com.au

For security purposes, please quote your Securityholder Reference Number ("SRN") or Holder Identification Number ("HIN").

If you are broker (CHESS) sponsored, queries relating to incorrect registrations and changes to name and/or address can only be processed by your stockbroker. Link cannot assist you with these changes. Please quote your HIN.

Relevant interests register

Orient Capital Pty Limited of Level 12, 680 George Street, Sydney NSW 2000, Australia maintains QBE's register of information about relevant interests. The register contains any responses from custodians on and after 1 January 2005 to searches relating to the beneficial ownership of QBE's shares. Shareholders and other parties can telephone Orient Capital on +61 2 8280 6000 or facsimile on +61 2 8280 6001 if they wish to inspect this register.

Shareholding details online

View your shareholdings and update your details online at the Link investor service centre website. You will be asked to provide either your SRN or HIN, your surname and postcode.

You may receive dividend statements, notices of meetings, annual reports and major company announcements electronically by registering your email address at the Link investor service centre website.

Annual report mailing list

Recent amendments to the Corporations Act have removed the obligation for companies to mail an annual report to shareholders. To improve efficiency, save costs and reduce our impact on the environment by minimising unnecessary use of paper and printing resources, the annual report is published on our website at www.qbe.com.

If you wish to receive a hard copy of the annual report, please notify Link in writing or select "communication options" on the Link investor service centre website.

The half yearly results summary to 30 June 2008 will be mailed with the interim dividend. The next annual report for the year ending 31 December 2008 will be distributed in March 2009. QBE does not produce a concise financial report.

Tax File Number ("TFN"), Australian Business Number ("ABN") or exemption – Australian residents

You can confirm whether you have lodged your TFN, ABN or exemption by visiting the Link investor service centre website. If you choose not to lodge these details, QBE is obliged to deduct tax at the highest marginal rate (plus the Medicare levy) from the unfranked portion of dividends paid. Australian shareholders living abroad should advise Link of their resident status as limited exemptions to tax deductions may apply. TFN forms are available from Link or can be downloaded from either the QBE or Link websites.

Conduit foreign income ("CFI")

Non resident shareholders will receive CFI credits in respect of the unfranked portion of QBE dividends. These credits exempt such shareholders from Australian withholding tax.

Dividends

QBE encourages shareholders to have cash dividends credited directly to a bank, building society or credit union account in Australia or New Zealand to eliminate delays in funds clearance and to significantly reduce the risk of loss or theft. A dividend advice confirming the deposit details is either mailed to you or is available online on the payment date.

Eligible shareholders can participate in QBE's Dividend Reinvestment Plan ("DRP") and Dividend Election Plan ("DEP") when the plans are active. The DRP enables you to apply to subscribe for additional shares. The DEP is a bonus share plan whereby the dividend entitlement is forgone for bonus shares in lieu of the dividend. In order to participate in either the DRP or DEP, you must have a minimum shareholding of 100 shares.

Participants may change their election to participate in the DRP and DEP at any time. DRP/DEP election cut-off dates and application forms are available from QBE's website.

Unpresented cheques/unclaimed monies

Under the *Unclaimed Moneys Act*, unclaimed dividends must be given to the NSW state treasury. It is very important that shareholders bank outstanding dividend cheques promptly and advise Link immediately of changes of address or bank account details.

Privacy legislation

Chapter 2C of the *Corporations Act* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in QBE's share register. These details must continue to be included in the public register even if you cease to be a security holder. A copy of the privacy policy is available on Link's website.

Registered office

QBE Insurance Group Limited
Level 2, 82 Pitt Street, Sydney NSW 2000 Australia

Telephone: +61 2 9375 4444   Facsimile: +61 2 9235 3166
Internet: www.qbe.com

QBE website

QBE's website provides investors with information about QBE including annual reports, half yearly reports and announcements to the ASX. The website also offers regular QBE share price updates, a calendar of events, a brief history of QBE's dividends, access to standard forms (change of address, direct credit advice and more) and the ability to verify shareholding details.

RECENT QBE DIVIDENDS

DATE PAID	TYPE	RECORD DATE	CENTS PER SHARE	FRANKING %
31 March 2000	interim	10 March 2000	14.0	10
29 September 2000	final	11 September 2000	15.0	35
12 April 2001	final	26 March 2001	16.0	30
28 September 2001	interim	7 September 2001	16.5	25
12 April 2002	final	25 March 2002	13.5	15
3 October 2002	interim	13 September 2002	16.5	12
11 April 2003	final	19 March 2003	18.5	12
25 September 2003	interim	1 September 2003	20.0	15
25 March 2004	final	9 March 2004	22.0	30
20 September 2004	interim	30 August 2004	24.0	50
23 March 2005	final	7 March 2005	30.0	50
16 September 2005	interim	29 August 2005	33.0	50
29 March 2006	final	10 March 2006	38.0	50
14 September 2006	interim	1 September 2006	40.0	60
2 April 2007	final	14 March 2007	55.0	60
21 September 2007	interim	10 September 2007	57.0	60

TOP TWENTY SHAREHOLDERS AS AT 31 JANUARY 2008

NAME	NUMBER OF SHARES	% OF TOTAL[1]
HSBC Custody Nominees	217,055,505	24.49
JP Morgan Nominees Australia	180,211,756	20.34
National Nominees Limited	130,956,606	14.78
Citicorp Nominees Pty Limited	63,781,052	7.20
ANZ Nominees Limited	30,230,950	3.41
Cogent Nominees Pty Limited	24,321,363	2.74
Australia Nominees Pty Limited	16,855,935	1.90
Queensland Investment Corporation c/- National Nominees Limited	16,309,914	1.84
AMP Life Limited	9,303,441	1.05
UBS Nominees Pty Ltd	8,255,570	0.93
Bond Street Custodians Limited	7,047,839	0.80
INVIA Custodian Pty Limited	3,971,985	0.45
UBS Wealth Management c/- Australia Nominees Pty Ltd	3,828,986	0.43
Suncorp Custodian Services Pty Limited	3,790,854	0.43
Perpetual Trustee Company	3,544,465	0.40
QBE Management Services Pty Limited	2,726,138	0.31
Australian Foundation Investment Company Limited	2,519,487	0.28
Argo Investments Limited	2,309,033	0.26
Choiseul Investments Limited	1,636,235	0.18
IAG Nominees Pty Limited	1,594,747	0.18
Total	730,251,861	82.40

(1) Percentage of total at date of notice.

QBE SUBSTANTIAL SHAREHOLDERS AS AT 31 JANUARY 2008

NAME	NUMBER OF SHARES	% OF TOTAL [1]	DATE OF NOTICE
The Capital Group Companies Inc	48,268,558	5.90	25 January 2007
AXA Asia Pacific Holdings Limited	55,060,293	6.22	9 November 2007

(1) Percentage of total at date of notice.

DISTRIBUTION OF SHAREHOLDERS AND SHAREHOLDINGS AS AT 31 JANUARY 2008

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS	%	NUMBER OF SHARES	%
1 – 1,000	48,374	61.78	23,601,518	2.66
1,001 – 5,000	25,340	32.36	54,799,527	6.18
5,001 – 10,000	2,786	3.56	19,634,230	2.22
10,001 – 100,000	1,616	2.06	37,732,880	4.26
100,001 or more	186	0.24	750,437,265	84.68
Total	78,302	100.00	886,205,420	100.00

SHAREHOLDINGS OF LESS THAN A MARKETABLE PARCEL AS AT 31 JANUARY 2008

	SHAREHOLDERS		SHARES	
	NUMBER	% OF TOTAL	NUMBER	% OF TOTAL
Holdings of 18 or less shares	535	0.68	2,956	0.00

FINANCIAL CALENDAR AND ASX ANNOUNCEMENTS

FINANCIAL CALENDAR

2008	
26 February	Profit and dividend announcement for the year ended 31 December 2007 Annual report available on website
29 February	Annual report posted to relevant shareholders Posting of notice of meeting and proxy form
29 February	Shares begin trading ex-dividend
6 March	Record date for determining shareholders' entitlement to 2007 final dividend
26 March	2007 final dividend paid
4 April	Annual General Meeting
30 June	Half year end
21 August*	Profit and dividend announcement for the six months ending 30 June 2008
26 August*	Shares begin trading ex-dividend
1 September*	Record date for determining shareholders' entitlement to 2008 interim dividend
17 September*	2008 interim dividend paid
31 December	Year end

* Dates shown are provisional and may be subject to change.

MATERIAL ANNOUNCEMENTS TO THE ASX

2008	
Announced the acquisition of North Pointe Holdings Corporation	4 January
Responded to enquiries relating to the consolidated entity's equity and fixed interest portfolios	23 January

2007	
Announced a conversion of Senior Convertible Securities into ordinary shares of the company Subsequent conversions announced on 19 October, 13 November and 10 December	28 September
Announced DEP pricing details	14 September
Announced an increase in half year profit and interim dividend	20 August
Announced a general insurance joint venture in India	20 July
Announced the suspension of QBE's DRP due to the company's strong capital position	5 July
Announced the completion of funding for the US acquisitions	14 May
Announced further exercise of options on achievement of performance hurdles in respect of a 2004 acquisition Subsequent exercises announced on 8 August and 4 December	30 April
Announced private institutional placement of non-cumulative perpetual preferred securities	26 April
2007 AGM	4 April
Announced further conversion of QBE LYONs into ordinary shares of the company Subsequent conversions announced on 24 September and 28 September	2 April
Announced impact of underwriting the final dividend	21 March
Announced share placement	28 February
Announced a record 2006 profit and increased dividend	23 February
Announced DRP pricing details	23 February
Announced the acquisition of a strategic holding in Austbrokers	9 February
Announced the reinstatement of the DEP and the DRP	9 February
Announced the acquisition of Cumbre Seguros de Mexico SA de CV	2 February
Announced the acquisition of Winterthur US Holdings, Inc.	5 January

For further information please refer to our website **www.qbe.com**



Designed and produced by Armstrong Miller+McLaren – www.amm.com.au



QBE

QBE Insurance Group Limited

82 Pitt Street
Sydney 2000 Australia
Phone +61 2 9375 4444

www.qbe.com

All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
ASX Security Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

[redacted]

MR [redacted]

[redacted]

UNITED STATES OF AMERICA

Payment Date: 26 March 2008
Record Date: 6 March 2008
SRN/HIN: [redacted]

Please retain this advice for taxation purposes.

ADVICE OF DIRECT CREDIT PAYMENT OF DIVIDEND

Dear Shareholder

Below are details of your 2007 final dividend payment which is 50% franked at the Company tax rate of 30%. All values are in Australian dollars.

Share Description	Dividend per Share	No of Shares Participating	Unfranked Amount	Franked Amount	Franking Credit	Gross Payment
Employee Loan Shares	65 cents	2,500	$812.50	$812.50	$348.21	**$1,625.00**
Div/Bonus Shares	65 cents	625	$203.12	$203.13	$87.06	**$406.25**

GROSS AMOUNT:	$2,031.25
Less Loan Repayment:	$812.50
DIVIDEND AMOUNT:	$1,218.75

The whole of the unfranked amount of the dividend has been declared to be conduit foreign income. The franked amount and the conduit foreign income amount of the dividend is not subject to Australian non-resident dividend withholding tax.

View your shareholdings and update your details online at the Link investor centre website www.linkmarketservices.com.au. You will be asked to enter your holder identification number (SRN/HIN), your surname and postcode or country code.

Total participation does not reflect any ex-dividend transfers registered after the ex-dividend date or any transfers registered after the record date. This payment presents the dividend on employee loan shares and if applicable, dividend or bonus shares.

DEPOSIT INSTRUCTIONS:

[redacted]

Account Name: [redacted]
BSB: [redacted] Account No: [redacted]

Your dividend has been credited directly to the account shown above in accordance with your instructions.

This statement contains essential information to assist you in preparing your Income Tax Return.
Please retain in a safe place as a charge may be levied for replacement.

RECEIVED

2008 APR 15 P 2:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Schedule C
up to March 31, 2008
for the Securities and Exchange Commission
QBE file number: **82-35066**

List of Information distributed to security
holders of QBE Insurance Group Limited

ORDINARY STOCKHOLDERS

	Date	Item Description
1.	**02/29/08**	2008 Annual General Meeting (Notice of AGM and Notice of Proxy)
2.	**03/07/08**	2007 Annual Report
3.	03/26/08	2008 Interim Dividend Statements

QBE INSURANCE GROUP

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of shareholders of QBE Insurance Group Limited (the Company) will be held on:

Friday, 4 April 2008 from
11.00 am Sydney time at:

The Westin Sydney
1 Martin Place, Sydney
Australia

QBE INSURANCE GROUP

Dear shareholder

On behalf of the Board of Directors, I have pleasure in enclosing the Notice of Meeting for the Annual General Meeting to be held at The Westin Sydney, 1 Martin Place, Sydney on Friday, 4 April 2008 from 11:00am.

If you are able to attend, would you please bring the proxy form with you as the bar coding on this form will enable shareholders to be easily registered. Registration will be available from 10:00am.

If you are unable to attend, I encourage you to vote either by using the attached proxy form or lodging your vote on-line at www.linkmarketservices.com.au.

A person intending to vote on shares held in the name of the company must bring an authority from the company, signed by the company in favour of the person attending.

I look forward to seeing you at the meeting.

Yours sincerely

John Cloney
Chairman

PS: The 2007 Annual Report is available from QBE's website, www.qbe.com. Shareholders who have elected to receive a printed copy of the report will receive the report in the mail. Shareholders who have elected to receive share registry communications electronically will receive an email link to the report.

AGENDA

1. **To receive and consider** the financial reports and the reports of the directors and of the auditors of the Company for the year ended 31 December 2007.

2. **To adopt the remuneration report**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That the remuneration report of the Company for the financial year ended 31 December 2007 be adopted.

   Note: In accordance with section 250R of the Corporations Act, the vote on this resolution 2 will be advisory only and will not bind the directors or the Company.

3. **To approve the grant of conditional rights and options over the Company's ordinary shares under the 2007 Deferred Compensation Plan to the Chief Executive Officer**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That approval be given for the purposes of ASX Listing Rule 10.14 and for all other purposes to the grant to the Chief Executive Officer, Mr FM O'Halloran of conditional rights over a maximum of 37,250 ordinary shares in the Company and options to subscribe for a maximum of 74,500 unissued ordinary shares of the Company and either the allotment or transfer of ordinary shares in the Company on satisfaction of and subject to the conditions attached to the conditional rights and on valid exercise of the options under the Company's 2007 Deferred Compensation Plan.

4. **To re-elect a director**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That Mr C L A Irby, who retires by rotation in accordance with clause 76 of the Company's constitution, be re-elected as a director of the Company.

By order of the Board

D Ramsay

Duncan Ramsay
Company Secretary
Sydney, 22 February 2008

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purposes of the meeting, shares will be taken to be held by the persons who are registered as members as at 7.00pm Sydney time on Wednesday 2 April 2008. This means that if you are not the registered member at that time, you will not be entitled to vote in respect of that share.

If you wish to appoint a proxy, the Company requests that shareholders send the completed proxy form (and any proxy appointment authority) to its share registry, Link Market Services Limited, so that it is received no later than 11.00am Sydney time on Wednesday 2 April 2008.

To do this, you may:

1. use the enclosed reply paid envelope;
2. fax to (61 2) 9287 0309;
3. mail to Locked Bag A14, Sydney South NSW 1235 Australia;
4. deliver in person to Level 12, 680 George Street, Sydney; or
5. lodge online at Link Market Services' website, www.linkmarketservices.com.au. To use this facility, you will need your holder identification number (**HIN**) or security holder reference number (**SRN**).

NOTES ON APPOINTMENT OF PROXY

In accordance with Sections 249L and 249X of the *Corporations Act*, shareholders are notified that:

(i) a member who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the member;

(ii) the appointment may specify the proportion or number of votes that the proxy may exercise;

(iii) a member who is entitled to cast two or more votes at the meeting, may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and

(iv) a proxy may be an individual or a body corporate and need not be a member.

A proxy is not revoked by the member attending and taking part in the meeting unless the member actually votes at the meeting on the resolution for which the proxy is proposed to be used. Subject to the foregoing sentence, a proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated in the instrument of appointment. The Chairman intends to vote all valid undirected proxies which he receives in favour of each resolution.

Shareholders who appoint a proxy should consider how they wish to direct the proxy to vote, that is, whether the shareholder wishes the proxy to vote "for" or "against", or abstain from voting, on each resolution, or whether to leave the decision to the appointed proxy after discussion at the meeting.

If you do not send your proxy form to Link Market Services Limited, please bring it with you if you attend the Annual General Meeting as it will assist in identifying you on entry or in voting.

VOTING

Every resolution arising at the Annual General Meeting will be decided in the first instance by a show of hands.
A poll may be demanded in accordance with the Company's constitution.

On a show of hands, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote. Upon a poll, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote for each share held by that person. The proxy has the same rights as the member to speak at the meeting, to vote (but only to the extent allowed by the appointment) and join in a demand for a poll. Where a member appoints two proxies, then neither proxy shall have the right to vote on a show of hands.

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the others whether the vote is given in person or by proxy, or by representative or by attorney.

EXPLANATORY NOTES

RESOLUTION 2 – Adoption of the remuneration report

The Company's remuneration report for the financial year ended 31 December 2007 is set out on pages 53 to 64 of the Company's 2007 Annual Report (Remuneration Report).

Section 250R of the *Corporations Act* requires the Company to put a resolution to the Annual General Meeting for adoption of the Remuneration Report. In accordance with that section, the vote on the resolution will be advisory only and will not bind the directors or the Company.

During this item of business, members will be given a reasonable opportunity to ask questions, and make comments, about the remuneration report.

The Board recommends that shareholders vote in favour of this resolution.

RESOLUTION 3 – Approval of the grant of conditional rights and options over the Company's ordinary shares under the 2007 Deferred Compensation Plan to the Chief Executive Officer

The Board (with Mr F M O'Halloran not present) reviews Mr O'Halloran's remuneration package annually.

The Board has determined (with Mr O'Halloran not present) that Mr O'Halloran be granted a short-term profit share incentive (STI) in cash of $2,506,036 for 2007 and, subject to shareholder approval, deferred compensation in equity in the form of conditional rights and options under the Company's 2007 Deferred Compensation Plan (**DCP**).

The DCP is like a deferred bonus since it is linked to QBE shares in the form of conditional rights and options generally exercisable in three and five years respectively after the proposed grant date of 4 April 2008 (**Grant Date**). The value of the deferred bonus depends upon the future medium to long term performance of the QBE share price.

This deferred bonus is therefore aligned with the key aim of increasing the wealth of shareholders in both the short and long term. The DCP is an integral part of the Company's at risk remuneration structure.

Both the STI and DCP operate on a sliding scale, that is, the higher the return on equity (ROE), the bigger the bonus.

The Board believes the STI and DCP are effective as shown by QBE's results over the period from 2003 to 2007 inclusive:

- the Company's net profit after income tax has increased by an average of 35% per annum; and
- dividends per share have increased by an average 29% per annum.

QBE's strong results in the last five years across a number of key performance indicators are summarised below:

	2003	2004	2005	2006	2007
Earnings					
Net profit after income tax ($M)	572	857	1,091	1,483	**1,925**
Basic earnings per share (cents per share)	86.5	123.4	144.3	186.4	**225.7**
Return on equity					
Return on average shareholders' funds (%)	18.3	24.5	23.9	26.1	**26.1**
Return to shareholders					
Dividends paid (cents per share)	42.0	54.0	71.0	95.0	**117.0**

Mr O'Halloran's short-term incentive and proposed deferred compensation follow the achievement of the performance hurdle in the table below. The hurdle was a range of ROE targets for the 2007 financial year on the Company's management basis of accounting (which spreads the realised and unrealised gains on equities and investment properties evenly over seven years):

	TARGET ROE	STI AS % OF TOTAL REMUNERATION COST (TRC)
Minimum	14	15
Maximum	21	134
Achieved	28	134

The ROE was derived from budgets approved by Non-executive Directors prior to commencement of the 2007 financial year.

The management basis of accounting includes more than one year's investment performance through its averaging process.

Having exceeded the maximum performance hurdle, the Board has determined that Mr O'Halloran should, subject to shareholder approval, be granted deferred compensation through the granting on the Grant Date of conditional rights over a maximum of 37,250 ordinary shares in the Company and options to subscribe for a maximum of 74,500 unissued shares in the Company under the DCP.

Like other participants, the share price at which the number of ordinary shares over which the conditional rights are proposed to be granted and the price payable on exercise of the options will be the greater of:

(a) the weighted average price of the Company's ordinary shares traded on the Australian Securities Exchange (**ASX**) during the five trading days from 26 February 2008 (being the announcement date of the Company's 2007 results to the ASX); and

(b) $27.00 (the **Grant Price**).

On 21 February 2008, the closing share price was $27.59.

Accordingly, it is proposed, subject to shareholder approval, that Mr O'Halloran be granted under the DCP:

(a) conditional rights to that number of ordinary shares at no cost equal to 60% of two thirds of his STI divided by the Grant Price; and

(b) options to subscribe for that number of ordinary shares at the Grant Price equal to 40% of two thirds of his short-term incentive divided by the Grant Price multiplied by 3.

Applying an indicative share price of $27.59, the initial value of the maximum number of conditional rights of 37,250 under this formula is $1,027,728.

The benefit, in the case of the shares issued or transferred under the conditional rights, will be the market value of the shares as at the date of their issue or transfer to Mr O'Halloran, and, in the case of the shares issued on exercise of the options, will be any increase in the market value of the Company's ordinary shares as at the date of exercise of the options above the price payable for the shares on exercise of the options.

The conditional rights and options over the Company's ordinary shares will be granted shortly after shareholder approval and in any event no later than three years after the date of the meeting.

On satisfaction of and subject to the conditions attached to the conditional rights, the Company will issue or transfer the relevant number of ordinary shares to Mr O'Halloran at no cost on the third anniversary of the Grant Date. On satisfaction of the conditions attached to the options, the options are exercisable at the Grant Price on the fifth anniversary of the Grant Date or within 12 months of that anniversary.

Consistent with the DCP terms for other participants:

(a) at the time of issue or transfer of the shares under the conditional rights, further shares will be issued or transferred to Mr O'Halloran to reflect any dividends paid on the Company's ordinary shares since the date of grant of the conditional rights as if those shares and any dividends had been subject to the Company's dividend election plan. No moneys are payable by Mr O'Halloran on the issue or transfer of shares under the conditional rights; and

(b) the shares under the conditional rights will be issued or transferred and the options will be exercisable if Mr O'Halloran remains in the Company's service throughout the period of three years (in the case of the conditional rights) and five years (in the case of the options) from the Grant Date and is not under notice or subject to disciplinary proceedings on the date of issue, transfer or exercise. The DCP terms provide an exception to this continuous service condition for leaving service due to redundancy, retirement through ill health or age (after 55 years with a minimum of 10 years' service) or death while not under notice or disciplinary proceedings. If such exception applies, the shares will be issued or transferred on leaving service and the options will be exercisable within 12 months of leaving service. Accordingly, the conditional rights or options will be available in three and five years respectively from the Grant Date or on Mr O'Halloran's retirement, whichever is earlier.

There are no other directors and no other associates of directors who are presently entitled to participate in the DCP. No other directors or other associates of directors have received either shares or options or conditional rights under the DCP. Details of any securities issued under the DCP will be published in each annual report of the Company relating to a period in which the securities have been issued and that approval for the issue of securities was obtained under ASX Listing Rule 10.14. Any additional persons who fall within ASX Listing Rule 10.14 who become entitled to participate in the DCP after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under ASX Listing Rule 10.14.

Like other DCP participants, Mr O'Halloran will be able to use a personal recourse loan under the Company's Employee Share and Option Plan (**ESOP**) to fund the payment of the Grant Price of the options granted under the DCP. ESOP loans are interest free and secured by mortgage over the shares. They are usually repayable on termination of employment or breach of loan conditions.

Mr O'Halloran's current ESOP loan balance is approximately 21.10% of the present market value of all QBE shares held as security.

As the shares issued or transferred pursuant to the conditional rights granted under the DCP will be issued or transferred without payment being made by Mr O'Halloran, no loan is necessary for these shares.

The full terms and conditions of the DCP for Mr O'Halloran and the terms and conditions of ESOP loans made to employees (including Mr O'Halloran) are contained in a DCP guide and ESOP explanatory handbook which are available for inspection by shareholders at the Company's shareholder services department in Sydney. A copy of the DCP guide and ESOP handbook will be sent to any shareholder free of charge upon request.

VOTING

The Company will disregard any votes cast on Resolution 3 by directors and their associates except those who are ineligible to participate in any employee incentive scheme of the Company, including the DCP. Mr O'Halloran and his associates do not intend to vote on this resolution.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Board (excluding Mr O'Halloran who has a personal interest) recommends that shareholders vote in favour of this resolution. None of the directors (excluding Mr O'Halloran who has a personal interest) have any interest in the outcome of the proposed resolution except to secure the services of Mr O'Halloran on a continuing basis.

RESOLUTION 4 – Re-election of Mr C L A Irby

Mr Irby is based in London and was appointed an independent non-executive director of the Company in June 2001. He is a member of the investment committee and of the European Operations audit committee, having previously been its chairman.

Mr Irby spent 27 years with ING Barings Limited, specializing in corporate finance, advising companies on both hostile and recommended takeover offers and defences, mergers, joint ventures, mandated sales, financial restructurings and floatations, and was a senior UK adviser for that company between 1999 and 2001. He is chairman of Aberdeen Asset Management plc and a director of Great Portland Estates plc and North Atlantic Smaller Companies Investment Trust plc. Mr Irby was formerly chairman of the London Investment Bankers' Association corporate finance committee and a member of the UK Panel on Takeovers and Mergers. He is a trustee and governor of King Edward VII's Hospital Sister Agnes, a charity.

Mr Irby is a Fellow of the Institute of Chartered Accountants of England and Wales and is aged 62.

The Board (with Mr Irby not voting) recommends that shareholders vote in favour of this resolution.

QBE

QBE Insurance Group Limited

ABN 28 008 485 014
82 Pitt Street
Sydney 2000 Australia
Phone +61 2 9375 4444

www.qbe.com

QBE

QBE Insurance Group Limited

ABN 28 008 485 014
82 Pitt Street
Sydney 2000 Australia
Phone +61 2 9375 4444

www.qbe.com

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

QBE

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0309
ASX Code: QBE
Website: www.linkmarketservices.com.au

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of QBE Insurance Group Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am on Friday, 4 April 2008 at The Westin Sydney, 1 Martin Place, Sydney and at any adjournment of that meeting.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B ☐ **IMPORTANT: FOR RESOLUTION 3 BELOW**
If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do **not** wish to direct your proxy how to vote in respect of Resolution 3 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he/she has an interest in the outcome of this Resolution and that votes cast by him/her for this Resolution, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolution 3 and your votes will not be counted in calculating the required majority if a poll is called on this Resolution.
The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 3.

C **To direct your proxy how to vote on any resolution, please insert** ☒ **in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Adoption of the remuneration report	☐	☐	☐
Resolution 3 To approve the grant of conditional rights and options over the Company's ordinary shares under the 2007 Deferred Compensation Plan to the Chief Executive Officer	☐	☐	☐
Resolution 4 Re-election of Mr C L A Irby as a director	☐	☐	☐

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE PRX842

QBE Insurance Group

Instructions for completion of proxy form

INSTRUCTIONS FOR COMPLETION OF PROXY

Your vote is important. If you do not plan to attend the Meeting, you are encouraged to appoint a person to attend and vote on your behalf as your proxy. Do this by completing and returning the proxy form. A proxy need not be a shareholder.

Corporate shareholders, please note: a person intending to vote shares held in the name of a company MUST bring an authority from the company signed by the company in favour of the person attending.

Appointment of a second proxy (optional). If you wish to appoint two proxies, an additional proxy form will be supplied by the share registry on request. If you appoint two proxies, please state the proportion of your voting rights given to the proxy appointed on this form. If no proportion is specified, each proxy will be entitled to exercise half of your voting rights. Please return both proxy forms together.

To complete the proxy form, please follow these steps:

1. **Proxy's name (print in full)**

   Print the full name of the person/body corporate you wish to appoint as your proxy in the box provided. Please do not put your own name here as shareholders cannot appoint themselves.

   If you do not complete the box, the Chairman of the Meeting will be considered to be your proxy.

   You can vote your shares by proxy even if you plan to attend the Meeting.

2. **Directions to proxy (optional)**

   You may, if you choose, direct your proxy how to vote on particular items. Do this by marking the For, Against or Abstain box.

   If a mark is placed in a box, your total shareholding will be voted in that way unless you appoint a second proxy (see above).

   A direction to abstain will be treated as a direction that your proxy not vote on a particular item and your shareholding will not be counted in determining whether the required majority is reached on a poll.

3. **Signature**

   The proxy form must be signed by the shareholder.

   - for joint shareholdings, either holder may sign.
   - if signed by an attorney, please send a certified copy of the power of attorney to the Company's share registry, Link Market Services Limited for noting, unless already noted. If signed under a power of attorney, the attorney hereby states that no notice of revocation of the power has been received.

4. **Send** the completed form (and relevant authorities) to Link Market Services Limited so that it is received no later than 11:00am Sydney time on Wednesday, 2 April 2008.

   To do this, you may:

   - use the enclosed reply paid envelope; or
   - fax to +61 2 9287 0309; or
   - mail to Locked Bag A14, Sydney South NSW 1235 Australia; or
   - deliver in person to Level 12, 680 George Street, Sydney Australia; or
   - lodge online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website). You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN), which can be found on the reverse of this form in the top right hand corner.

   If you require further information on how to complete the proxy form, telephone Link Market Services Limited on +61 2 8280 7158.

QBE

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

82 PITT STREET
SYDNEY NSW 2000 AUSTRALIA
PHONE +61 2 9375 4444
www.qbe.com

Schedule D
up to March 31, 2008
for the Securities and Exchange Commission
QBE file number: **82-35066**

List of Information made or
required to be made public,
or filed with the ASX or the ASIC
by shareholders of QBE Insurance Group
Limited

SUBSTANTIAL SHAREHOLDER NOTICES

Item:	Notification of change in substantial shareholding from existing shareholders
Date Required:	Within 2 business days after they became aware of the information
Entity Requiring Item:	ASX & ASIC

	Date	Item Description
1.	**02/18/08**	Form 603 – Notice of Initial Substantial Holder
2.	02/26/08	Form 605 – Notice of Ceasing to be a Substantial Holder
3.	**03/04/08**	Form 603 – Notice of Initial Substantial Holder
4.	03/14/08	Form 605 – Notice of Ceasing to be a Substantial Holder
5.	03/20/08	Form 603 – Notice of Initial Substantial Holder
6.	03/25/08	Form 603 – Notice of Initial Substantial Holder
7.	03/26/08	Form 605 – Notice of Ceasing to be a Substantial Holder
8.	03/31/08	Form 605 – Notice of Ceasing to be a Substantial Holder

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **QBE Insurance Group Limited (QBE)**
ACN/ARSN **008 485 014**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 18 February 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	43,929,191	43,929,191	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 43,929,191

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 43,929,191

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Average price $31.41	Ordinary 43,929,191

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

26 February 2008
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
QBE	QBE Insurance Group Limited	1,234,230	0.14	Barclays Global Investors Japan Ltd
QBE	QBE Insurance Group Limited	2,103,338	0.24	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	193,000	0.02	Barclays Bank PLC
QBE	QBE Insurance Group Limited	3,239,524	0.37	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	213,031	0.02	Barclays Life Assurance Co Ltd
QBE	QBE Insurance Group Limited	8,841,256	1.00	Barclays Global Investors, N.A.
QBE	QBE Insurance Group Limited	7,199,241	0.81	Barclays Global Fund Advisors
QBE	QBE Insurance Group Limited	853,711	0.10	Barclays Capital Securities Ltd
QBE	QBE Insurance Group Limited	69,433	0.01	Barclays Global Investors Canada Ltd
QBE	QBE Insurance Group Limited	19,982,427	2.32	Barclays Global Investors Australia Ltd
		43,929,191	**5.03**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

26 February 2008
Date

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To QBE Insurance Group Limited (QBE)
ACN/ARSN 008 485 014

1. Details of substantial holder

Name Barclays Group lodged by Barclays Global Investors Australia Limited
ABN 33 001 804 565 (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 26 February 2008

The previous notice was given to the company on 26 February 2008

The previous notice was dated 26 February 2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
26/02/08	Barclays Group see Annexure A	Reduction in voting power	Average price $27.31	Ordinary (458,441)	(0.06)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

28 February 2008
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant Interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of Institutional Investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each Investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various Institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Company Secretary
Barclays Global Investors Australia

28 February 2008
Date

82-35066

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **QBE Insurance Group Limited (QBE)**
ACN/ARSN **008 485 014**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 04 March 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	44,533,804	44,533,804	5.09%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 44,533,804

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 44,533,804

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Average price $23.24	Ordinary 44,533,804

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

11 March 2008
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
QBE	QBE Insurance Group Limited	1,265,557	0.14	Barclays Global Investors Japan Ltd
QBE	QBE Insurance Group Limited	2,143,525	0.24	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	193,000	0.02	Barclays Bank PLC
QBE	QBE Insurance Group Limited	3,238,960	0.37	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	251,931	0.03	Barclays Life Assurance Co Ltd
QBE	QBE Insurance Group Limited	8,946,342	1.01	Barclays Global Investors, N.A.
QBE	QBE Insurance Group Limited	7,104,678	0.80	Barclays Global Fund Advisors
QBE	QBE Insurance Group Limited	-	-	Barclays Capital Inc
QBE	QBE Insurance Group Limited	1,063,016	0.12	Barclays Capital Securities Ltd
QBE	QBE Insurance Group Limited	75,650	0.01	Barclays Global Investors Canada Ltd
QBE	QBE Insurance Group Limited	20,251,145	2.35	Barclays Global Investors Australia Ltd
		44,533,804	**5.09**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

11 March 2008
Date

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	**QBE Insurance Group Limited (QBE)**
ACN/ARSN	**008 485 014**

1. Details of substantial holder

Name	**Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on	14 March 2008
The previous notice was given to the company on	11 March 2008
The previous notice was dated	11 March 2008

RECEIVED
2008 APR 16 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
14/03/08	Barclays Group *see Annexure A*	Reduction in voting power	Average price $20.73	Ordinary (794,987)	(0.11)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

18 March 2008
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

____
Company Secretary
Barclays Global Investors Australia

18 March 2008
Date

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **QBE Insurance Group Limited (QBE)**
ACN/ARSN **008 485 014**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 20 March 2008.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	45,479,455	45,479,455	5.15%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 45,479,455

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 45,479,455

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $22.10	Ordinary 45,479,455

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Director/ Secretary
Barclays Global Investors Australia

28 March 2008
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
QBE	QBE Insurance Group Limited	Barclays Global Investors Japan Ltd	1,387,506	0.16
QBE	QBE Insurance Group Limited	Barclays Global Investors Ltd	2,169,150	0.24
QBE	QBE Insurance Group Limited	Barclays Bank PLC	193,000	0.02
QBE	QBE Insurance Group Limited	Barclays Global Investors Ltd	3,309,737	0.37
QBE	QBE Insurance Group Limited	Barclays Life Assurance Co Ltd	251,931	0.03
QBE	QBE Insurance Group Limited	Barclays Global Investors, N.A.	8,972,706	1.01
QBE	QBE Insurance Group Limited	Barclays Global Fund Advisors	7,004,953	0.79
QBE	QBE Insurance Group Limited	Barclays Capital Inc	0	-
QBE	QBE Insurance Group Limited	Barclays Capital Securities Ltd	2,579,904	0.29
QBE	QBE Insurance Group Limited	Barclays Global Investors Canada Ltd	75,650	0.01
QBE	QBE Insurance Group Limited	Barclays Global Investors Australia Ltd	19,534,918	2.23
			45,479,455	**5.15**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Director / Secretary
Barclays Global Investors Australia

28 March 2008
Date

FORM 603

Corporations Act 2001
Section 671B

Notice of initial Substantial Holder

o: QBE Insurance Group Limited

CN/ARSN: 008 485 014

Details of substantial holder

ame: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

ic holder became a substantial holder on: 25/03/2008

Details of voting power

e total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
ully paid ordinary shares	36,729,773	36,729,773	4.15%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	7,655,178	7,655,178	0.86% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	120,055	120,055	0.01% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	44,505,006	44,505,006	5.02%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or John Paull on 02 9303 6021.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: *QBE Insurance Group Limited (QBE)*

ACN/ARSN: *008 485 014*

1. Details of substantial holder (1)

Name: AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)

ACN/ARSN (if applicable): 069 123 011

The holder ceased to be a substantial holder on: 28 March 2008

The previous notice was given to the company on: 15 November 2007

The previous notice was dated: 15 November 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	(See previous column.)

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Kevin Keenan   Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: Date: 01/04/2008

qbe form 605 280308

Corporations Act 2001
Section 671B

Notice of ceasing to be a Substantial Holder

o:	QBE Insurance Group Limited
ACN/ARSN:	008 485 014

1. Details of substantial holder

Name:	Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder ceased to be a substantial holder on	31/03/2008
The previous notice was given to the company on	28/03/2008
The previous notice was dated	25/03/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

END